ANNUAL REPORT 2012


13001316

EXCEL TRUST


OLD NAVY


TARGET


WHOLE FOODS MARKET


KOHL'S







Our Mission

We strive to be the premier owner of open air, "box and pad" retail real estate. We seek stability and growth for our investors through the judicious acquisition, management, development and disposition of a diversified portfolio of high quality properties.

FFO
($ PER SHARE)


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
2010
2011
2012

REVENUES
($ IN MILLIONS)


$100
$80
$60
$40
$20
$-
2010
2011
2012

GROSS UNDEPRECIATED ASSETS
($ IN MILLIONS)


$1200
$1000
$800
$600
$400
$200
$-
2010
2011
2012


rack
ULTA




Pier 1 Imports
OLD NAVY



DEAR FELLOW SHAREHOLDERS,

2012 was a transformational year for Excel Trust in several respects. With the acquisitions we closed this year, our asset base surpassed $1.1 billion (a 58% increase year over year) and our portfolio now exceeds 5.5 million square feet. These are significant milestones for the Company and we believe we are well on our way to accomplishing the goals we set at the time of our IPO, just two and a half years ago.

Given historically low interest rates, we are positioning the Company to access the unsecured debt markets and have begun discussions with the rating agencies. We have the opportunity to lock in very attractive spreads, which should provide stable cash flow for years to come.

Our asset base surpassed $1.1 billion (a 58% increase year over year)

The FFO increased to $0.74 per diluted share (a 21% increase year over year)

We are pleased to share with you the following 2012 Company highlights:

- Generated Funds From Operations ("FFO") of $0.74 per diluted share, a 21% increase year over year, and Adjusted Funds From Operations ("AFFO") of $0.78 per share, which measures our ability to pay dividends.
- Increased dividends 7.4% to $0.65 per share, a 5.1% yield on our December 31, 2012 closing price
- Achieved a total shareholder return of 11.44%
- Strengthened our balance sheet and liquidity:
  - Issued $92 million of Perpetual Preferred Series B
  - Issued $172 million of common stock, growing our market cap to approximately $550 million, which greatly enhanced the liquidity of our stock and brought in many new high quality shareholders
  - Expanded our unsecured credit facility to $250 million with improved terms. Lowered the interest rate spread to 165 – 225 bps over LIBOR and increased the expansion capacity of the facility to $450 million
- Acquired twelve (12) high quality properties for approximately $440 million
- Contributed redevelopment property La Costa Towne Center (San Diego, CA) to a joint venture at a valuation of $23.5 million opening up an attractive source of capital
- Increased our portfolio's weighted average household income in a 3-mile radius to $98,000
- Substantially completed our Plaza at Rockwall (Rockwall, TX) expansion and our Red Rock Commons (St. George, UT) development
- Executed approximately 266,000 square feet of leases and increased Q4 Same Store Leased % from 93.4% to 95%

Our operating portfolio is solid; our team is strong and we have a robust acquisition pipeline to fuel future growth. We continue to target dominant retail centers in communities with high average household income and growing populations. Families in these high income areas have the disposable income necessary to support retailers. We have a strong foundation to build upon with 34 total properties in 15 states managed by an efficient network of scalable regional offices. We continue to be very enthusiastic about the future of the Company.

On behalf of the Company and its Board of Directors, we appreciate your continued vote of confidence and look forward to another successful year in 2013.

Spencer Plumb
PRESIDENT & COO

Gary Sabin
CHAIRMAN & CEO



OPERATING PORTFOLIO STATISTICS

Number of properties in portfolio[1]	32
Approx. total GLA/sq. ft.[1]	5.5M
Weighted average lease term[2]	8
Approx. percent leased[2]	93%
Approx. portfolio price/sq. ft.[2]	$182
3 / 5 mile weighted median HH income[3]	$79K / $75K
3 / 5 mile weighted average HH income[3]	$98K / $94K
3 / 5 mile weighted average population[3]	47K / 117K

Notes: (1) As of 12/31/2012. Excludes unconsolidated properties.
(2) Weighted by GLA. Excludes development properties. As of 12/31/2012
(3) Source: AGS 2012. Weighted by ABR; does not include single-tenant properties or properties for development. As of 12/31/2012

LEASE EXPIRATION SCHEDULE


35%
30%
25%
20%
15%
10%
5%
0%
INLINE - % OF TOTAL
ANCHOR - % OF TOTAL
TOTAL RETAIL GLA EXPIRING
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Beyond 2022

ANCHOR VS INLINE

PORTFOLIO STABILIZED BY STRONG ANCHORS


30%
70%
INLINE TENANT GLA
ANCHOR TENANT GLA

OVER 5 MILLION SQUARE FEET OF HIGH-QUALITY RETAIL SHOPPING CENTERS


Missoula, MT
Greater SF Bay Area
Stockton, CA
Gilroy, CA
Salt Lake City, UT
St. George, UT
Las Vegas, UT
San Diego, CA
Peoria, AZ
Phoenix, AZ
Dallas/Ft. Worth, TX
Ft. Worth, TX
Rockwall, TX
Odessa, TX
Shippensburg, PA
Washington D.C.
Richmond, VA
Corbin, KY
Newport, TN
Spring Hill, TN
Atlanta, GA
Birmingham, AL
Milledgeville, GA
Montgomery, AL
Dothan, AL
St. Marys, G
Ocala, FL
Orlando, FL
Tampa, FL
PROPERTY MAP
EXL Properties
Regional Offices

WEST BROAD VILLAGE

Richmond, VA

OFF-MARKET TRANSACTION WITH UPSIDE

West Broad Village demonstrates Excel Trust's ability to source attractive off-market opportunities and create shareholder value.

Located in an affluent and growing area of Richmond, West Broad Village is a mixed-use center comprised of approximately 386,000 square feet of retail and commercial space with an additional 339 apartment units above the center. Major tenants include Whole Foods, HomeGoods, REI, South University, Kona Grill and Dave & Buster's. Development of the center stalled during the recession and Excel was able to purchase the asset off-market near the value of the property debt. The retail portion includes approximately 94,000 square feet which is immediately available for lease. An additional 35,000 square feet are entitled but not constructed, adding to the long-term income potential of the property. The average household income in a three mile radius is over $100,000 and the population is projected to grow at a 1.5% rate annually.


REI
RECREATIONAL EQUIPMENT, INC.




DAVE & BUSTER'S

FINANCIAL SECTION
EXCEL TRUST

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File No. 001-34698

EXCEL TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	**27-1493212**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

17140 Bernardo Center Drive, Suite 300,
San Diego, California 92128
(Address of principal executive office, including zip code)

(858) 613-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange of which registered
Common Stock, $0.01 Par Value	New York Stock Exchange
8.125% Series B Cumulative Redeemable Preferred Stock, $0.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $518.7 million based upon the closing price on the New York Stock Exchange on June 30, 2012, the last business day of the registrant's most recently completed second quarter.

Number of shares outstanding as of February 27, 2013 of the registrant's common stock, par value $0.01 per share: 46,873,211 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Excel Trust, Inc.'s Proxy Statement with respect to its 2013 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof.

EXCEL TRUST, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2012
INDEX

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations, or FFO, and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments in the retail industry or the markets in which we operate,
- changes in local, regional and national economic conditions,
- our inability to compete effectively,
- our inability to collect rent from tenants,
- defaults on or non-renewal of leases by tenants,
- increased interest rates and operating costs,
- decreased rental rates or increased vacancy rates,
- our failure to obtain necessary outside financing on favorable terms or at all,
- changes in the availability of additional acquisition opportunities,
- our inability to successfully complete real estate acquisitions,
- our failure to successfully operate acquired properties and operations,
- our failure to qualify or maintain our status as a real estate investment trust, or REIT,
- government approvals, actions and initiatives, including the need for compliance with environmental requirements,
- financial market fluctuations,
- changes in real estate and zoning laws and increases in real property tax rates,
- the effects of earthquakes and other natural disasters, and
- lack of or insufficient amounts of insurance.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled "Item 1A. Risk Factors."

General

References to "we," "our," "us," and "our company" refer to Excel Trust, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Excel Trust, L.P., a Delaware limited partnership, of which we are the sole general partner and which we refer to in this report as our operating partnership.

We are a vertically integrated, self-administered, self-managed real estate firm with the principal objective of acquiring, financing, developing, leasing, owning and managing community and power centers, grocery anchored neighborhood centers and freestanding retail properties. Our strategy is to acquire high quality, well-located, dominant retail properties that generate attractive risk-adjusted returns. We target competitively protected properties in communities that have stable demographics and have historically exhibited favorable trends, such as strong population and income growth. We consider competitively protected properties to be located in the most prominent shopping districts in their respective markets, ideally situated at major "Main and Main" intersections. We seek investment opportunities throughout the United States, but focus on the Northeast, Northwest and Sunbelt regions. We generally lease our properties to national and regional supermarket chains, big-box retailers and select national retailers that frequently offer necessity and value oriented items and generate regular consumer traffic. Our tenants often carry goods that are less impacted by fluctuations in the broader U.S. economy and consumers' disposable income, which we believe generates more predictable property-level cash flows.

As of December 31, 2012, we owned an operating portfolio consisting of 30 retail properties totaling approximately 5.1 million square feet of gross leasable area (including a 50% consolidated joint venture), which were approximately 93.4% leased and had a weighted average remaining lease term of approximately eight years, based on gross leasable area (one retail property also contains 339 apartment units on the upper levels of the shopping center). We also owned two commercial office properties, Excel Center, a portion of which is utilized as our corporate headquarters, and the Promenade Corporate Center. These properties total 338,339 square feet of gross leasable area and were approximately 82.7% leased as of December 31, 2012. In addition, we held ownership interests in two unconsolidated retail properties totaling 225,113 square feet of gross leasable area, which were approximately 65.5% leased as of December 31, 2012. Our non-operating property consists of Phase II of our Chimney Rock property, which is held for future development. Phase I of our Chimney Rock property is classified as an operating property.

On January 31, 2012, we completed the issuance of 3,680,000 shares of 8.125% Series B Cumulative Redeemable Preferred Stock, or Series B preferred stock, with a liquidation preference of $25.00 per share, including the exercise of an overallotment option of 480,000 shares. We pay cumulative dividends on the Series B preferred stock, when, as and if declared by our board of directors, at a rate of 8.125% per annum, subject to adjustment in certain circumstances. The annual dividend on each share of Series B preferred stock is $2.03125, payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Holders of the Series B preferred stock generally have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. Net proceeds from this offering were approximately $88.7 million. We used the net proceeds of this offering to repay the outstanding indebtedness under our unsecured revolving credit facility and for other general corporate and working capital purposes.

On March 9, 2012, we entered into equity distribution agreements, or the 2012 Equity Distribution Agreements, with four sales agents, under which we can issue and sell shares of our common stock having an aggregate offering price of up to $50.0 million from time to time through, at our discretion, any of the sales agents. The sales of common stock made under the 2012 Equity Distribution Agreements will be made in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended or the Securities Act. During the year ended December 31, 2012, we issued 1,082,051 shares pursuant to the 2012 Equity Distribution Agreements, resulting in net proceeds of approximately $12.6 million at an average stock issuance price of $11.92 per share. We used the net proceeds to repay outstanding indebtedness under our unsecured revolving credit facility and for other general corporate and working capital purposes. Subsequent to December 31, 2012, we issued 1,967,528 shares, resulting in net proceeds of approximately $24.3 million at an average stock issuance price of $12.58 per share.

On October 30, 2012, we completed the issuance of 9,775,000 shares of common stock, including the exercise of an overallotment option of 1,275,000 shares, resulting in net proceeds of approximately $113.1 million, after deducting the underwriters' discount and commissions and offering expenses. A portion of the net proceeds from this offering were used to repay the outstanding indebtedness under our unsecured revolving credit facility and for other general corporate and working capital purposes.

In 2011, our board of directors authorized a stock repurchase program under which we may acquire up to $30.0 million of our common stock in open market and negotiated purchases with no expiration date. In the year ended December 31, 2011, we repurchased 674,866 shares of our common stock for an aggregate cost of approximately $6.7 million (including transaction costs) at a weighted average purchase price of $9.99 per share. We subsequently retired the shares. We did not repurchase any shares of common stock in the year ended December 31, 2012.

We were organized as a Maryland corporation on December 15, 2009 and elected to be taxed as a REIT beginning with our taxable year ended December 31, 2010. We conduct substantially all of our business through Excel Trust, L.P., a Delaware limited partnership. We are the sole general partner of our operating partnership. As of February 28, 2013, we had 45 employees. Our primary offices are located in San Diego, California and Salt Lake City, Utah. Our headquarters is located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128. Our telephone number at that location is (858) 613-1800. Our internet address is www.ExcelTrust.com. On our internet website, you can obtain, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission, or SEC. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter.

Business Objective and Growth Strategies

Our objective is to maximize total returns to our stockholders through the pursuit of the following business and growth strategies:

Pursue value oriented investment strategy targeting core retail properties. Our strategy is to acquire high quality, well-located, dominant retail properties that generate attractive risk-adjusted returns. We acquire retail properties based on identified market and property characteristics, including:

- **Property type.** We focus our investment strategy on community and power centers, grocery anchored neighborhood centers and freestanding retail properties. We target a leasing mix where anchor tenants consist of 50 to 70% of our portfolio's gross leasable area.
    - **Neighborhood centers.** A neighborhood center is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood. Neighborhood centers are often anchored by a supermarket or drugstore.
    - **Community centers.** A community center typically offers a wider range of apparel and other soft goods relative to a neighborhood center and in addition to supermarkets and drugstores, can include discount department stores as anchor tenants.
    - **Power centers.** A power center is dominated by several large anchors, including discount department stores, warehouse clubs or other large box retailers that offer tremendous selection in a particular merchandise category at low prices.

    - **Freestanding retail properties.** A freestanding retail property constitutes any retail building that is typically occupied by a single tenant.

- **Anchor tenant type.** We target properties with anchor tenants that offer necessity and value oriented items that are less impacted by fluctuations in consumers' disposable income. We believe nationally and regionally recognized anchor tenants that offer necessity and value oriented items provide more predictable property-level cash flows as they are typically higher credit quality tenants that generate stable revenues.

- **Lease terms.** In the near term, we intend to acquire properties that feature one or more of the following characteristics in their tenants' lease structure: properties with long-term leases for anchor tenants; properties under triple-net leases, which are leases where the tenant agrees to pay rent as well as all taxes, insurance and maintenance expenses that arise from the use of the property thereby minimizing our expenses; and properties with leases that incorporate percentage rent and/or rental escalations that act as an inflation hedge while maximizing operating cash flows. As a longer-term strategy, we will look to acquire properties with shorter-term lease structures for in-line tenants, which are tenants that rent smaller spaces around the anchor tenants within a property, that have below-market rents that can be renewed at higher market rates.

- **Geographic markets and demographics.** We seek investment opportunities throughout the United States but we focus on the Northeast, Northwest and Sunbelt regions, which are characterized by attractive demographic and property fundamental trends. We target competitively protected properties in communities that have stable demographics and have historically exhibited favorable trends, such as strong population and income growth.

Capitalize on network of relationships to pursue off-market transactions. We have pursued and will continue to pursue off-market transactions in our target markets through the long-term relationships we have developed over the past three decades. We believe the current dislocation in the real estate capital markets will allow us to supplement this strategy in the near term by targeting opportunities resulting from both troubled owners and distressed real estate. We target overleveraged property owners facing liquidity constraints or solvency issues. We also intend to target properties that, although well-located, are challenged by tenant bankruptcies. We believe these sellers will provide us the opportunity to obtain high quality, well-located, dominant retail properties at attractive valuations.

Maximize value through proactive asset management. We believe our market expertise, targeted leasing strategies and proactive approach to asset management enable us to maximize the operating performance of our portfolio. We will continue to implement an active asset management program to increase the long-term value of each of our properties. This may include expanding existing tenants, re-entitling site plans to allow for additional outparcels, which are small tracts of land used for freestanding development not attached to the main buildings, and repositioning tenant mixes to maximize traffic, tenant sales and percentage rents. As we grow our portfolio, we will seek to maintain a diverse pool of assets with respect to both geographic distribution and tenant mix, helping to minimize our portfolio risk. We continually monitor our markets for opportunities to selectively dispose of properties where returns appear to have been maximized and redeploy proceeds into new acquisitions that have greater return prospects.

Leverage our experienced property management platform. Our management team has an extensive track record of managing, operating and leasing retail properties. We believe tenants value our commitment to maintaining the high standards of our properties through our handling of many property management functions in-house. Furthermore, we consider ourselves to be in the best position to oversee the day-to-day operations of our properties, which in turn helps us service our tenants. We feel this generates higher renewal and occupancy rates, minimizes rent interruptions, reduces renewal costs and helps us achieve stronger operating results. Along with this, a major component of our leasing strategy is to cultivate long-term relationships through consistent tenant dialogue in conjunction with a proactive approach to meeting the space requirements of our tenants.

Grow our platform through a comprehensive financing strategy. Our capital structure provides us with significant financial capacity and flexibility to fund future growth. As a well-capitalized public company, we believe we will have access to multiple sources of financing that are currently unavailable to many of our private market peers or overleveraged public competitors, which provides us with a competitive advantage. Over time, these financing alternatives may include follow-on offerings of our common stock, preferred stock, unsecured debt and credit facilities.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that the contribution properties were built in substantial conformance with the building codes of their respective cities, including in substantial compliance with the applicable ADA requirements at the time of construction. Although we believe that the acquisition properties substantially comply with present requirements of the ADA, we have not conducted an audit of all such properties to determine compliance. The tenants are generally responsible for any additional amounts required to conform their construction projects to the ADA. Non-compliance could result in imposition of fines by the U.S. government or an award of damages and/or attorneys' fees to private litigants, or both. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and remove hazardous or toxic substances or petroleum product releases or threats of releases at such property, and may be held liable for property damage and for investigation, clean-up and monitoring costs incurred in connection with the actual or threatened contamination. Such laws typically impose clean-up responsibility and liability without regard to fault, or whether the owner, or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from the other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. Some of the properties in our portfolio contain, may have contained or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations may have released, or have the potential to release, such substances into the environment. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using such property as collateral, and may adversely impact our investment on that property.

Federal regulations require building owners and those exercising control over a building's management to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials, or ACMs, and potential ACMs in their building. The regulations also set forth employee training, record-keeping and due diligence requirements pertaining to ACMs and potential ACMs. Significant fines can be assessed for violating these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs as a result of these regulations. The regulations may affect the value of a building containing ACMs and potential ACMs in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of ACMs and potential ACMs and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACMs and potential ACMs.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Federal, state and local laws and regulations also require removing or upgrading certain underground storage tanks and regulate the discharge of storm water, wastewater and any water pollutants; the emission of air pollutants; the generation, management and disposal of hazardous or toxic chemicals, substances or wastes; and workplace health and safety. Some of our properties have tenants which may use hazardous or toxic substances in the routine course of their businesses. Although we believe that the tenants' activities involving such materials comply in all material respects with applicable laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result, and any such liability could exceed our resources and our environmental remediation insurance coverage. See "Risk Factors — Risks Related to the Real Estate Industry — We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders" under Item 1A. below.

In addition, our leases generally provide that (1) the tenant is responsible for all environmental liabilities relating to the tenant's operations, (2) we are indemnified for such liabilities and (3) the tenant must comply with all environmental laws and regulations. Such a contractual arrangement, however, does not eliminate our statutory liability or preclude claims against us by governmental authorities or persons who are not parties to such an arrangement. Noncompliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. In addition, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities for such violation and could be required to correct the violation and pay related fines.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environment concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

While we may purchase our properties on an "as is" basis, all of our purchase contracts contain an environmental contingency clause, which permits us to reject a property because of any environmental hazard at such property. We receive Phase I environmental reports on all prospective properties.

We believe that our properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters. However, there can be no assurance that we will not be subject to any liabilities or costs relating to hazardous or toxic substances or other environmental matters. Any substantial unexpected costs or liabilities that we may incur could significantly harm our financial condition and results of operations.

Insurance

We carry comprehensive general liability, fire and extended coverage and loss of rental insurance covering all of our properties under a blanket portfolio policy. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We intend to carry similar insurance with respect to future acquisitions as appropriate. Our headquarters and some of our other properties are located in California in areas that are more likely to be subject to earthquakes. We presently do not carry earthquake insurance. See "Risk Factors — Risks Related to the Real Estate Industry — Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders" under Item 1A. below.

Competition

We believe that competition for the acquisition, operation and development of retail shopping centers is highly fragmented. We compete with numerous owners, operators and developers for acquisitions and development of retail shopping centers, including institutional investors, other REITs and other owner-operators of community and neighborhood shopping centers, some of which own or may in the future own properties similar to ours in the same markets in which our properties are located. We also face significant competition in leasing available space to prospective tenants at our operating and development properties. Recent economic conditions have caused a greater than normal amount of space to be available for lease generally and in the markets in which our properties are located. The actual competition for tenants varies depending upon the characteristics of each local market (including current economic conditions) in which we own and manage property. We believe that the principal competitive factors in attracting tenants in our market areas are location, demographics, price, the presence of anchor stores and the appearance of properties.

Our competitors may have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, such entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire.

Foreign Operations

We do not engage in any foreign operations or derive any revenue from foreign sources.

Segment Financial Information

Financial information by segment is presented in Note 19 to the financial statements in Item 8 of this report. Segment financial information for the year ended December 31, 2012 reflects a new segment, Multi-family properties, as a result of our acquisition of the West Broad Village property in October 2012, which includes 339 apartment units.

ITEM 1A. RISK FACTORS

Risks Related to Our Properties, Our Business and Our Growth Strategy

Challenging economic conditions facing us and our tenants may have a material adverse effect on our financial condition and results of operations.

We and our tenants are susceptible to adverse economic developments in the United States. The United States has been in a challenging economic environment in recent years that may continue into the future. General economic factors that are beyond our control, including, but not limited to, decreases in consumer confidence, reductions in consumer credit availability, increasing consumer debt levels, rising energy costs, tax rates, increasing business layoffs, downsizing and industry slowdowns, and/or rising inflation, could have a negative impact on the business of our tenants. In turn, this could have a material adverse effect on our business because current or prospective tenants may, among other things (1) have difficulty paying us rent as they struggle to sell goods and services to consumers, (2) be unwilling to enter into or renew leases with us on favorable terms or at all, (3) seek to terminate their existing leases with us or seek downward rental adjustment to such leases or (4) be forced to curtail operations or declare bankruptcy. If the national economy continues to experience uncertainty, or general economic conditions were to worsen, the value of our properties, as well as the income we receive from our properties, could be adversely affected. This may have a material adverse effect on our financial condition and results of operations.

The decrease in demand for retail space may have a material adverse effect on our financial condition and results of operations.

Our portfolio of properties consists primarily of retail properties and because we seek to acquire similar properties, a decrease in the demand for retail space may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. The market for retail space has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing consumer purchases through catalogues or the Internet. Although we will take current economic conditions into account in acquiring properties in the future, our long-term success depends in part on improving economic conditions and the eventual return of a stable and dependable financing market for retail real estate. To the extent that these conditions continue, they are likely to negatively affect market rents for retail space and could materially and adversely affect our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions on our common stock and preferred stock.

Our expansion strategy may not yield the returns expected, may result in disruptions to our business, may strain our management resources and may adversely affect our operations.

As of February 29, 2013, we had entered into a contract to acquire one property and were actively negotiating additional potential property acquisitions from our pipeline. In addition, on January 24, 2013 we completed the acquisition of Tracy Pavilion, a retail shopping center with approximately 162,000 square feet of gross leasable area located in Tracy, California. As we continue to acquire properties, such growth may require substantial attention from our existing management team, which may divert management's attention from our current properties and impair our relationships with our current tenants and employees. Implementing our growth plan also will require that we expand our management and staff with qualified and experienced personnel and that we implement administrative, accounting and operational systems sufficient to integrate new properties into our portfolio. We also must manage future property acquisitions without incurring unanticipated costs or disrupting the operations at our existing properties. Managing new properties requires a focus on leasing and retaining tenants. If we fail to successfully integrate future acquisitions into our portfolio, or if newly acquired properties fail to perform as we expect, our results of operations, financial condition and ability to pay distributions could suffer.

We may be unable to identify, acquire, develop or operate properties successfully, which could harm our financial condition and ability to pay distributions.

We continue to evaluate the market for available properties and may acquire additional properties when attractive opportunities exist. We may also develop or substantially renovate other properties. Acquisition, development and renovation activities are subject to significant risks, including:

- we may be unable to obtain financing on favorable terms, or at all,
- changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms, or at all. Even if we enter into agreements for the acquisition of properties, these agreements are likely to be subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction,
- we may spend more time or money than we budget to improve or renovate acquired properties or to develop properties,
- we may abandon development activities after expending significant resources,
- we may be unable to quickly and efficiently integrate new properties, particularly if we acquire portfolios of properties, into our existing operations,
- we may fail to obtain the financial results expected from the properties we acquire or develop, making them unprofitable or less profitable than we had expected,
- market and economic conditions may result in higher than expected vacancy rates and lower than expected rental rates,
- when we develop properties, we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations,
- we may experience difficulty in obtaining any required consents of third parties such as tenants and mortgage lenders,
- acquired and developed properties may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service, and
- we may acquire land, properties or entities owning properties which are subject to liabilities and for which, in the case of unknown liabilities, we may have limited or no recourse.

The realization of any of the above risks could significantly and adversely affect our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, ability to satisfy our debt service obligations and ability to pay distributions.

We may fail to obtain the financial results expected from the properties we acquire or develop, making them unprofitable or less profitable than we had expected.

We expect to acquire and/or develop a number of properties in the near future. In deciding whether to acquire or develop a particular property, we make certain assumptions regarding the expected future performance of that property. If a number of these properties do not perform as expected, such properties may be unprofitable or less profitable than we expected and our financial performance may be adversely affected.

We may not be successful in identifying acquisitions or development projects that meet our investment criteria, which may impede our growth.

Part of our business strategy is expansion through acquisitions and development projects, which requires us to identify acquisition and development candidates that satisfy our investment criteria and are compatible with our growth strategy. We may not be successful in identifying real estate properties or other assets that meet our acquisition or development criteria or in completing acquisitions or developments on satisfactory terms. Failure to identify or complete acquisitions or developments may slow our growth, which may materially adversely affect our operations.

We may suffer economic harm as a result of allocating resources to unprofitable efforts to enter new markets.

Our properties are located in 15 states, and as we grow our business we may expand our operations into markets where we do not currently operate. We may fail to accurately gauge conditions in a new market prior to entering it, and therefore may not achieve our anticipated results in the new market. If this occurs, our cash flow from operations may be adversely affected.

Failure by any major tenant to make rental payments to us, because of a deterioration of its financial condition or otherwise, could seriously harm our performance.

As of December 31, 2012, our three largest retail tenants in terms of annualized base rent were Publix Super Markets, Inc., Lowe's and Edwards Theatres, the scheduled annualized base rents for which represented 3.5%, 2.8% and 2.8%, respectively, of our total retail annualized base rent. As of December 31, 2012, our three largest office tenants in terms of annualized base rent were Kaiser Permanente, Fitch, Inc. and Buchalter Nemer, the scheduled annualized base rents for which represented 23.2%, 9.2% and 7.5%, respectively, of our total office annualized base rent. Our performance depends on our ability to collect rent from these and other tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition, whether as a result of general economic conditions or otherwise. As a result, our tenants may fail to make rental payments when due under a number of leases, delay a number of lease commencements, decline to extend or renew a number of leases upon expiration, close a number of stores or declare bankruptcy. Any of these actions could result in the termination of the tenant's leases and the loss of rental income attributable to the terminated leases. In addition, lease terminations by a major tenant or non-owned anchor or a failure by that major tenant or non-owned anchor to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all. Furthermore, because many of our leases are triple-net, the failure of a tenant to make payments could result not only in lost rental income, but also in an increase in our operating expenses. The occurrence of any of the situations described above, particularly if it involves a substantial tenant or non-owned anchor with leases in multiple locations, could seriously harm our performance.

The bankruptcy of a tenant may adversely affect the income produced by and the value of our properties.

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay rent. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. The bankruptcy court also might authorize the tenant to reject and terminate its lease with us, which would generally result in any unpaid, pre-bankruptcy rent being treated as an unsecured claim. An unsecured claim may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. In addition, our claim against the tenant for unpaid, future rent would be subject to a statutory cap equal to the greater of (1) one year of rent or (2) 15% of the remaining rent on the lease (not to exceed three years of rent). This cap might be substantially less than the remaining rent actually owed under the lease. Additionally, a bankruptcy court may require us to turn over to the estate all or a portion of any deposits, amounts in escrow, or prepaid rents. Our claim for unpaid, pre-bankruptcy rent, our lease termination damages and claims relating to damages for which we hold deposits or other amounts that we were forced to repay would likely not be paid in full.

Properties that we acquire may be subject to unknown liabilities that affect the value and profitability of these properties.

We are actively pursuing additional property acquisitions. Any properties that we acquire may be subject to existing liabilities that are unknown at the time we acquire such properties, which could affect such properties' valuation or revenue potential. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions; claims of tenants, vendors or other persons dealing with the entities prior to our acquisition of such properties (that had not been asserted or threatened prior to our acquisition); tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability and our ability to pay distributions on our common stock and preferred stock.

We do not have exclusive control over our joint venture investments, which makes these investments risky.

We have invested in some properties as a joint venture partner, instead of owning the properties directly. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, our partners might have interests or goals that are inconsistent with ours, take action contrary to our interests or otherwise impede our objectives. These investments involve risks and uncertainties. Our partners may fail to provide capital or fulfill their obligations, which may result in certain liabilities to us for guarantees and other commitments or conflicts arising between us and our partners. It could be difficult for us to manage or otherwise adequately monitor such joint ventures, including managing and resolving any conflicts with our partners. Our partners also might become insolvent or bankrupt, which may result in significant losses to us.

Although our joint venture arrangements may allow us to share risks with our joint venture partners, these arrangements may also decrease our ability to manage risk. Joint ventures implicate additional risks, such as:

- potentially inferior financial capacity, diverging business goals and strategies and the need for our partners' continued cooperation,
- our inability to take actions with respect to joint venture activities that we believe are favorable if our joint venture partners do not agree,
- our inability to control the legal entity that has title to the real estate associated with the joint venture,
- our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources,
- our joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity, and
- our joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our joint venture investments generally own real estate properties for which the economic performance and value are subject to all the risks associated with owning and operating real estate described in the risk factors above.

Inflation may adversely affect our financial condition and results of operations.

Many of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance. However, increased inflation may have a more pronounced negative impact on our mortgage and debt interest and general and administrative expenses because these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with stated rent increases or limits on such tenant's obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time. For example, certain of our triple-net and bond leases for freestanding retail properties do not include rent escalation clauses and therefore tenants under such leases pay a flat rental rate throughout the life of their lease. Inflation could also have an adverse effect on consumer spending, which may impact our tenants' sales and, in turn, our average rents.

Our property taxes could increase due to property tax rate changes or reassessment, which may adversely impact our cash flows.

Even if we continue to qualify as a REIT for United States federal income tax purposes, we will be required to pay certain taxes, including state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially. If the property taxes we pay increase, our cash flow would be impacted, and our ability to pay expected dividends to our stockholders may be adversely affected.

Our success depends on key personnel with extensive experience dealing with the commercial real estate industry, and the loss of these key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on the continued services of our management team. In particular, we depend on the efforts of Gary Sabin, our Chairman and Chief Executive Officer, Spencer Plumb, our President and Chief Operating Officer, James Nakagawa, our Chief Financial Officer, Mark Burton, our Chief Investment Officer and Senior Vice President of Acquisitions, and Eric Ottesen, our Senior Vice President and General Counsel. Among the reasons that Messrs. Sabin, Plumb, Nakagawa, Burton and Ottesen are important to our success is that each has a national or regional reputation in the commercial real estate industry based on their extensive experience in running public and private companies, including REITs, devoted to real estate investment, management and development. Each member of our management team has developed informal relationships through past business dealings with numerous members of the commercial real estate community, including current and prospective tenants, lenders, real estate brokers, developers and managers. We expect that their reputations will attract business and investment opportunities before the active marketing of properties and will assist us in negotiations with lenders, existing and potential tenants, and industry personnel. If we lost their services, our relationships with such lenders, existing and prospective tenants, and industry personnel could suffer. We have entered into employment agreements with each of our executive officers, but we cannot guarantee that they will not terminate their employment prior to the end of the term.

Risks Related to the Real Estate Industry

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We compete with numerous owners, operators and developers for acquisitions and development of retail shopping centers, including institutional investors, other REITs and other owner-operators of community and neighborhood shopping centers, some of which own or may in the future own properties similar to ours in the same submarkets in which our properties are located. We also face significant competition in leasing available space to prospective tenants at our operating properties. Due to continued uncertainty in the national economy and the pace of the current economic recovery, the amount of space available for lease generally and in the markets in which our properties are located remains greater than historic levels, with increased tenant delinquencies and defaults under leases, generally lower demand for rentable space and potential oversupply of rentable space. In addition, has impacted demand for retail products and services, which in turn has led to retail business failures or downsizings and reduced demand for retail space. The actual competition for tenants varies depending upon the characteristics of each local market (including current economic conditions) in which we own and manage property. We believe that the principal competitive factors in attracting tenants in our market areas are location, demographics, price, the presence of anchor stores and appearance of properties. Increased competition for tenants may require us to make unbudgeted capital improvements, while decreased occupancy could lower our revenues and cause us to incur expenses on vacant spaces, both of which may reduce cash available to pay distributions on our common stock and preferred stock. Our competitors may have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, ability to satisfy our debt service obligations and ability to pay distributions on our common stock and preferred stock may be adversely affected. As of December 31, 2012, leases were scheduled to expire in 2013, 2014 and 2015 on a total of approximately 4.5%, 6.7% and 11.6%, respectively, of the gross leasable area of our retail operating properties.

Uninsured and underinsured losses could adversely affect our operating results and our ability to pay distributions.

Many of our properties are located in states that are particularly susceptible to natural disasters (such as earthquakes, wildfires, hurricanes and other events), including our properties in California and the southeastern United States. We carry comprehensive general liability, fire and extended coverage and loss of rental insurance covering all of our properties under a blanket portfolio policy. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We intend to carry similar insurance with respect to future acquisitions, as appropriate. Our headquarters is located in San Diego, California, which is an area that is more likely to be subject to earthquakes. We presently do not carry earthquake insurance on any of our properties, and have limited insurance coverage for other catastrophic events. In the future, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts, environmental liabilities, or other catastrophic events, or, if offered, the expense of obtaining these types of insurance may not be justified.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. We may choose not to use insurance proceeds to replace a property after it has been damaged or destroyed, if inflation, changes in building codes and ordinances, environmental considerations and other factors make it impractical or undesirable. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Events such as these could adversely affect our results of operations, our ability to meet our obligations and our ability to pay distributions on our common stock and preferred stock.

While we evaluate the credit ratings of each of our insurance companies at the time we enter into or renew our policies, the financial condition of one or more of these insurance companies could significantly deteriorate to the point that they may be unable to pay future insurance claims. The inability of any of these insurance companies to pay future claims under our policies may adversely affect our financial condition and results of operations.

Our properties depend on anchor stores or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

Regional shopping centers are typically anchored by large, nationally recognized tenants. The value of our retail properties with anchor tenants, as well as the value of retail properties we may seek to acquire, could be adversely affected if these tenants fail to comply with their contractual obligations, seek concessions in order to continue operations or cease their operations. Consolidations among large retail establishments typically result in the closure of existing stores or duplicate or geographically overlapping store locations. We will not be able to control the disposition of those large retail establishments following a consolidation, nor will we control the vacant space that is not re-leased to closed stores. Some of our tenants are entitled to modify the terms of their existing leases in the event of such closures. The modification could be unfavorable to us as the lessor and could decrease rents or expense recovery charges. Additionally, major tenant closures may result in decreased customer traffic which could lead to decreased sales at other stores. If the sales of stores operating in our properties were to decline significantly due to closing of anchors, economic conditions or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

Equity real estate investments are relatively illiquid and therefore will tend to limit our ability to vary our portfolio promptly in response to changing economic or other conditions. To the extent the properties are not subject to triple-net leases, some significant expenditures such as real estate taxes and maintenance costs are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. Properties subject to triple-net leases may, in certain circumstances, be more illiquid than other properties as they may have been developed to suit the needs of a particular tenant. In addition, as a REIT, we may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions. In addition, some of our tenants have rights of first refusal or rights of first offer to purchase the properties, or portions thereof, in which they lease space in the event that we seek to dispose of such properties, or portions thereof. Other tenants have rights of first offer to lease any space in the property that is contiguous with their currently leased space. The presence of these rights of first refusal and rights of first offer could make it more difficult for us to sell these properties, or portions thereof, in response to market conditions.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to pay distributions on our common stock and preferred stock.

If we cannot renew leases, we may be unable to re-lease our properties at rates equal to or above the current rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Our properties currently are located in 15 states. The economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industry sectors or in the markets in which our properties are located may result in an increase in tenant bankruptcies, which may harm our performance in the affected market. Economic and market conditions also may affect the ability of our tenants to make lease payments. Market conditions may also hinder our ability to lease vacant space in newly developed properties. In addition, we may enter into or acquire leases for properties with spaces that are uniquely suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions.

We may be unable to secure funds for future tenant or other capital improvements, which could limit our ability to attract or replace tenants and adversely impact our ability to make cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is common that, in order to attract replacement tenants, we will be required to expend funds for tenant improvements and other concessions related to the vacated space. Such tenant improvements may require us to incur substantial capital expenditures. We may not be able to fund capital expenditures solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income excluding net capital gains each year to maintain our status as a REIT for United States federal income tax purposes. As a result, our ability to fund tenant and other capital improvements through retained earnings may be limited. If we have insufficient capital reserves, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we are unable to secure financing on terms we feel are acceptable or at all, we may be unable to make tenant and other capital improvements or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, as a result of fewer potential tenants being attracted to the property or existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay other expenses or pay distributions to our stockholders.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination (or threatened contamination).

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks,
- regulate the discharge of storm water, wastewater and other pollutants,
- regulate air pollutant emissions,
- regulate hazardous materials' generation, management and disposal, and
- regulate workplace health and safety.

We are unaware of any of our existing tenants or any of the tenants in the properties we intend to acquire violating applicable laws and regulations, but we and our tenants cannot completely eliminate the risk of contamination or injury from these materials. If our properties become contaminated, or if a party is injured, we could be held liable for any damages that result. Such liability could exceed our resources and any environmental remediation insurance coverage we have, which could adversely affect our operations, the value of our properties, and our ability to pay distributions.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of the properties in our portfolio. Each of the site assessments has been completed as part of the due diligence in the acquisition process. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include subsurface investigations or mold or asbestos surveys. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

We cannot assure you that costs of future environmental compliance will not affect our ability to pay distributions or that such costs or other remedial measures will not have a material adverse effect on our business, assets or results of operations.

Our properties may contain asbestos or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to pay distributions on our common stock and preferred stock.

We are required by federal regulations with respect to our properties to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed ACMs, and potential ACMs. We may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs at our properties as a result of these regulations. The regulations may affect the value of any of our properties containing ACMs and potential ACMs. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions.

The presence of ACMs or significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the ACMs or mold from the affected property. In addition, the presence of ACMs or significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act and similar laws may require us to make significant unanticipated expenditures.

Our properties are required to comply with the Americans with Disabilities Act, or ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. We believe that our properties were built in substantial conformance with the building codes of their respective cities, including in substantial compliance with the applicable ADA requirements at the time of construction. If one or more properties is not in compliance with the ADA, then we would be required to bring the non-compliant properties into compliance. Compliance with the ADA could require removing access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages and/or attorneys' fees to private litigants, or both. Additional federal, state and local laws also may require us to modify properties or could restrict our ability to renovate properties. Complying with the ADA or other legislation at non-compliant properties could be very expensive. If we incur substantial costs to comply with such laws, our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions on our common stock and preferred stock could be adversely affected.

We may incur significant unexpected costs to comply with fire, safety and other regulations, which could adversely impact our financial condition, results of operations, and ability to pay distributions on our common stock and preferred stock.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, building codes and land use regulations. If we fail to comply with these requirements, we could be subject to governmental fines or private damage awards. We believe that our properties are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the value of our common stock and preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions.

Increased competition and affordability of residential homes could limit our ability to retain our residents, lease apartment units or maintain or increase rents at our multi-family apartment units.

Our multi-family apartment units at our West Broad Village property compete with numerous housing alternatives in attracting residents, including other multi-family apartment properties and single-family rental homes, as well as owner occupied single- and multi-family homes. Competitive housing markets and an increase in the affordability of owner occupied single- and multi-family homes due to, among other things, declining housing prices, oversupply of housing, low mortgage interest rates, and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units and maintain or increase rents, which in turn could adversely affect our financial performance.

Litigation may result in unfavorable outcomes.

Like many real estate operators, we may be involved in lawsuits involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance, such as a class action, could result in us incurring substantial costs, harm our financial condition, results of operations, cash flow and ability to pay distributions.

Risks Related to Our Organizational Structure

Conflicts of interest could result in our management acting other than in our stockholders' best interests.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. We are under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership expressly acknowledge that, as the general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

We may choose not to enforce, or to enforce less vigorously, our rights under contribution and other agreements because of conflicts of interest with certain of our directors and officers. Messrs. Sabin, Plumb, Nakagawa, Burton, Ottesen and Romney and other individuals and entities not affiliated with us or our management had ownership interests in the properties contributed to our operating partnership in our formation transactions. Under the agreements relating to the contribution of those interests, we are entitled to indemnification and damages in the event of breaches of representations or warranties made by the members of our management and other contributors. In addition, certain members of senior management have entered into employment agreements with us pursuant to which they have agreed to devote substantially all of their business time to our affairs. None of these contribution and employment agreements were negotiated on an arm's length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these contribution and employment agreements because of our desire to maintain our ongoing relationships with the individuals involved.

Members of our executive management team have outside business interests that could require time and attention. Members of our executive management team own interests in properties that have not been contributed to us. In some cases, one or more of these individuals or their affiliates will have management and fiduciary obligations that may conflict with that person's responsibilities as an officer of our company and may adversely affect our operations. For example, Mr. Sabin and certain of our senior management team own and manage various properties that have not been contributed to us.

Certain of our directors and officers may face adverse tax consequences that could prevent the repayment of indebtedness. The repayment of indebtedness relating to our Excel Centre property will have different effects on holders of operating partnership units than on our stockholders. The parties that contributed this property to our operating partnership would incur adverse tax consequences upon the repayment of related debt that differ from the tax consequences to us and our stockholders. Consequently, these holders of operating partnership units, including Messrs. Sabin, Nakagawa, Burton and Ottesen, may have different objectives regarding the appropriate timing of any such repayment of debt. Certain of our directors and officers could exercise their influence in a manner inconsistent with the interests of some, or a majority, of our stockholders, including in a manner which could delay or prevent the repayment of indebtedness.

Our charter, bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent our stockholders from receiving a premium for their shares.

Our charter contains ownership limits that may delay, defer or prevent a change of control transaction. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In addition, our charter contains certain restrictions on ownership and transfer of our capital stock which prohibit any person, unless exempted by our board of directors, from, among other things, acquiring or holding, directly or indirectly, (1) in excess of 9.8% in value of the aggregate of our outstanding shares of capital stock, (2) common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock, (3) Series A preferred stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of Series A preferred stock or (4) Series B preferred stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of Series B preferred stock. Among other restrictions, the board may not grant such an exemption to any proposed transferee whose ownership of in excess of the applicable ownership limit would result in us failing to qualify as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify as a REIT. The ownership limits may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors may also, without stockholder approval, amend our charter to increase the authorized number of shares of our common stock or preferred stock that we may issue. The board of directors could establish a series of common stock or preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide you with the opportunity to realize a premium over the then-prevailing market price of your shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock. A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such combinations, and
- "control share" provisions that provide that "control shares" of our company acquired in a "control share acquisition" have no voting rights unless holders of two-thirds of our voting stock (excluding interested shares) consent. "Control shares" are shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer.

In the case of the business combination provisions of the MGCL, we opted out by resolution of our board of directors. In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending our bylaws, which our board of directors can do without stockholder approval.

Maryland law, and our charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

The ability of our board of directors to revoke our REIT status without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to United States federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our board of directors may amend our investing and financing guidelines without stockholder approval, and, accordingly, you would have limited control over changes in our policies that could increase the risk we default under our debt obligations or that could harm our business, results of operations and share price.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of our target assets and the diversification of our portfolio. Our board of directors has adopted long-term guidelines targeting our indebtedness at less than 40% of our gross undepreciated asset value, although we may, from time to time, exceed this amount. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our target assets and the collateral underlying our target assets. Our board of directors may alter or eliminate our current guidelines on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage guidelines could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make expected distributions to our stockholders. Higher leverage also increases the risk we would default on our debt.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services, or
- active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, our charter authorizes us to obligate our company, and our bylaws require us, to indemnify and pay or reimburse our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

Risks Related to Our Capital Structure

Debt obligations expose us to increased risk of property losses and default under our debt obligations, which could have adverse consequences on our business operations and our ability to pay distributions.

As of December 31, 2012, we had outstanding mortgage indebtedness of approximately $333.9 million, and we may incur significant additional debt to finance future acquisition and development activities. We also had $75.0 million of debt and commitments outstanding under our unsecured revolving credit facility, which includes a $12.1 million letter of credit issued under the facility. The capacity of the credit facility may be increased by up to an additional $200.0 million to a total borrowing capacity of $450.0 million, subject to receipt of lender commitments and other conditions precedent.

Although our organizational documents do not require us to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of our target assets and the diversification of our portfolio. Our board of directors has adopted long-term guidelines targeting our indebtedness at less than 40% of our gross undepreciated asset value, although we may, from time to time, exceed this amount. Our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our target assets and the collateral underlying our target assets. Our board of directors may alter or eliminate our current guidelines on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage guidelines could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make expected distributions. Higher leverage also increases the risk we would default on our debt.

We have used and will continue to use debt to finance property acquisitions. Our use of debt may have adverse consequences, including the following:

- Required payments of principal and interest may be greater than our cash flow from operations.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.
- If we default on our debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans. Further, if we default under a mortgage loan, we will automatically be in default on any other loan that has cross-default provisions, and we may lose the properties securing all of these loans.
- A foreclosure on one of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the secured debt. If the outstanding balance of the secured debt exceeds our tax basis in the property, we would recognize taxable income on foreclosure without realizing any accompanying cash proceeds to pay the tax (or to make distributions based on REIT taxable income).
- We may not be able to refinance or extend our existing debt. If we cannot repay, refinance or extend our debt at maturity, in addition to our failure to repay our debt, we may be unable to pay distributions on our common stock and preferred stock at expected levels or at all.
- Even if we are able to refinance or extend our existing debt, the terms of any refinancing or extension may not be as favorable as the terms of our existing debt. If the refinancing involves a higher interest rate, it could adversely affect our cash flow and ability to pay distributions on our common stock and preferred stock.

If any one of the above were to occur, our financial condition, results of operations, cash flow, cash available for distribution to you, the value of our common stock and preferred stock and our ability to satisfy our debt service obligations could be materially adversely affected.

Our unsecured revolving credit facility contains restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to pay distributions.

Our unsecured revolving credit facility imposes restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. For example, we are subject to a maximum leverage ratio (defined as total liabilities to total asset value) of 0.60 to 1.00, which could have the effect of reducing our ability to incur additional debt and consequently reduce our ability to pay distributions. The unsecured revolving credit facility also contains limitations on our ability to pay distributions. Specifically, our cash dividends may not exceed the greater of (1) 95% of our FFO (as defined in the credit agreement), and (2) the amount required for us to qualify and maintain our REIT status. If an event of default exists, we may only make distributions sufficient to qualify and maintain our REIT status. In addition, the unsecured revolving credit facility contains customary restrictive covenants requiring us to maintain a minimum fixed charge coverage ratio, a maximum secured indebtedness ratio, a maximum unencumbered leverage ratio, a minimum unencumbered interest coverage ratio and a minimum tangible net worth. These or other limitations may adversely affect our flexibility and our ability to achieve our operating plans and could result in us being limited in the amount of dividends we would be permitted to pay on our common stock and preferred stock.

Disruptions in the financial markets and the downturn of the broader U.S. economy could affect our ability to obtain debt financing on reasonable terms or at all and have other adverse effects on us.

In recent years, the U.S. credit markets have experienced significant dislocations and liquidity disruptions. These circumstances continue to impact liquidity in the debt markets, making financing terms for some borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on reasonable terms (or at all), which may negatively affect our ability to conduct operations, make acquisitions and fund current and future development and redevelopment projects. In addition, if the financial position of the lenders under our credit facilities worsen, they could default on their obligations to make available to us the funds under those facilities. If we are unable to obtain financing in the credit markets, we may seek alternative sources of potentially less attractive financing, and have to adjust our business plan accordingly. In addition, these factors could make it more difficult for us to sell properties or adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Adverse events in the credit markets could also have an adverse effect on other financial markets in the United States and globally, including the stock markets, which could make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities.

We may engage in hedging transactions, which can limit our gains and increase exposure to losses.

Subject to the requirements for maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection,
- the duration of the hedge may not match the duration of the related liability,

- the party owing money in the hedging transaction may default on its obligation to pay,
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction, and
- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value, such downward adjustments, or "mark-to-market losses," which would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from non-qualifying hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

Interest we pay could reduce cash available for distributions. As of December 31, 2012, we had $150.8 million of variable rate mortgage debt outstanding and $87.1 million of debt and commitments outstanding under our unsecured revolving credit facility, which includes a $12.1 million letter of credit issued under the facility. Our unsecured revolving credit facility bears interest at the rate of LIBOR plus a margin of 165 basis points to 225 basis points, depending on our leverage ratio. We may incur variable rate debt in the future, including mortgage debt and amounts under our unsecured revolving credit facility. Any increase in interest rates would increase our interest costs with respect to our variable rate debt. These increased interest costs would reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during a period of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

If we fail to obtain external sources of capital, which is outside of our control, we may be unable to pay distributions to our stockholders, maintain our REIT status, or fund growth.

In order to maintain our status as a REIT and to avoid incurring a nondeductible excise tax, we are required, among other things, to distribute annually at least 90% of our REIT taxable income, excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain financings on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions,
- the market's perception of our growth potential,
- with respect to acquisition financing, the market's perception of the value of the properties to be acquired,
- our current debt levels,
- our current and expected future earnings,
- our cash flow and cash distributions, and
- the market price per share of our common stock.

It will adversely affect our business and limit our growth if we are unable to obtain capital from third-party sources. Without sufficient capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Risks Related to Our REIT Status

Our failure to continue to qualify as a REIT under the Code would result in significant adverse tax consequences to us and would adversely affect our business and the value of our common stock and preferred stock.

We believe we have operated and intend to continue operating in a manner that will allow us to continue to qualify as a REIT for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 2010. Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through a partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order to continue to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, such as rents from real property, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to continue to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this report are not binding on the IRS or any court. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT.

If we fail to continue to qualify as a REIT in any taxable year, we will face serious adverse tax consequences that would substantially reduce the funds available to distribute to you. If we fail to continue to qualify as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to United States federal income tax at regular corporate rates,
- we could also be subject to the United States federal alternative minimum tax and possibly increased state and local taxes, and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to continue to qualify as a REIT, we will not be required to make distributions to stockholders. As a result of all these factors, our failure to continue to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of our common stock and preferred stock.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to pay distributions to our stockholders.

To maintain our REIT status, we must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To maintain our REIT status and avoid the payment of income and excise taxes we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for United States federal income tax purposes,
- the effect of non-deductible capital expenditures,
- the creation of reserves, or
- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of our common stock and preferred stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates is 15% through the end of 2012. Dividends payable by REITs, however, generally are not eligible for this 15% rate. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the value of our common stock and preferred stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests applicable to REITs . In addition, such hedging transactions must be properly identified as provided in the Treasury regulations. If we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the gross income tests applicable to REITs. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary, or TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for United States federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property held in inventory primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as inventory held for sale to customers in the ordinary course of our business, unless the sale or disposition of a property qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities.

To maintain our REIT status, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of any TRS or qualified REIT subsidiary of ours and securities that are qualified real estate assets) generally may not include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of any TRS or qualified REIT subsidiary of ours and securities that are qualified real estate assets) may consist of the securities of any one issuer. If we fail to comply with these requirements at the end of any calendar quarter, we must remedy the failure within 30 days or qualify for certain limited statutory relief provisions to avoid losing status as a REIT. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our common shares.

At any time, the United States federal income tax laws governing REITs may be amended or the administrative and judicial interpretations of those laws may be changed. We cannot predict when or if any new United States federal income tax law, regulation, or administrative and judicial interpretation, or any amendment to any existing United States federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective, and any such law, regulation, or interpretation may be effective retroactively. We and our stockholders could be adversely affected by any such change in, or any new, United States federal income tax law, regulation or administrative and judicial interpretation.

Risks Related to Our Mortgage Loan and Note Receivables

We may not be able to recover our investment in our mortgage loan or note receivables which may result in a significant loss to us.

From time to time, we may invest in mortgage loan or note receivables. At December 31, 2012, we had one investment in a $750,000 note receivable. Our investments in note receivables normally are not insured or otherwise guaranteed by any institution or agency. In the event of default by a borrower, it may be necessary for us to foreclose our mortgage or engage in costly negotiations. Delays in liquidating defaulted loans and repossessing and selling the underlying properties or other assets of the borrower could reduce our investment returns. Furthermore, in the event of default, the actual value of the property or other assets securing the loan may decrease. A decline in real estate values will adversely affect the value of our loans and the value of the mortgages securing our loans.

Our mortgage receivables may be or become subordinated to mechanics' or materialmen's liens or property tax liens. In these instances, we may need to protect a particular investment by making payments to maintain the current status of a prior lien or discharge it entirely. In these cases, the total amount we recover may be less than our total investment, resulting in a loss and our mortgage receivables may be materially and adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our Properties

As of December 31, 2012, we owned an operating portfolio consisting of 30 retail properties totaling approximately 5.1 million square feet of gross leasable area (including a 50% consolidated joint venture), which were approximately 93.4% leased and had a weighted average remaining lease term of approximately eight years, based on gross leasable area (one retail property also contains 339 apartment units on the upper levels of the shopping center). We also owned two commercial office properties, Excel Center, a portion of which is utilized as our corporate headquarters, and the Promenade Corporate Center. These properties total 338,339 square feet of gross leasable area and were approximately 82.7% leased as of December 31, 2012. In addition, we held ownership interests in two unconsolidated retail properties totaling 225,113 square feet of gross leasable area, which were approximately 65.5% leased as of December 31, 2012. Our non-operating property consists of Phase II of our Chimney Rock property, which is held for future development. Phase I of our Chimney Rock property is classified as an operating property. On January 24, 2013 we completed the acquisition of Tracy Pavilion, a retail shopping center with approximately 162,000 square feet of gross leasable area located in Tracy, California. As of February 28, 2013, we had entered into a contract to acquire a property from our pipeline having an aggregate purchase price of approximately $39.5 million.

Operating Properties

The table below sets forth relevant information with respect to the properties in our portfolio as of December 31, 2012 (dollars in thousands).

Property/Location	Year Built[1]	Total GLA[2]	Percent Leased	Number of Tenants	Major Tenants[3]	Major Lease Expiration Date	Annualized Base Rent[4]
Retail Properties:							
West Broad Village, Richmond, VA[5]	2009	386,047	75.7%	30	Whole Foods*	2028	$5,107
The Promenade, Scottsdale, AZ	1999	433,538	100.0	71	Nordstrom Rack*	2015	8,101
Park West Place, Stockton, CA	2005	598,152[6]	100.0	55	Lowe's*	2026	7,243
Gilroy Crossing, Gilroy, CA	2004	325,431	98.4	31	Kohl's*	2025	5,092
Plaza at Rockwall, Rockwall, TX	2007/ 2012	430,277[7]	96.8	32	Dick's Sporting Goods*	2018	4,799
Brandywine Crossing, Brandywine, MD	2009	198,384[8]	97.6	30	Safeway*	2028	3,821
Lake Pleasant Pavilion, Peoria, AZ	2007	178,376	86.4	30	Marshalls* Bed Bath & Beyond*	2017 2018	3,104
Dellagio, Orlando, FL	2009	123,198	95.9	29	Cantina Laredo*	2019	3,005
Vestavia Hills City Center, Vestavia Hills, AL[9]	2002	390,659	80.7	56	Publix* Rave Motion Pictures*	2022 2022	4,036
The Crossings of Spring Hill, Spring Hill, TN	2008	219,842[10]	96.9	34	Ross Dress for Less* PetSmart*	2019 2018	2,670
Red Rock Commons, St. George, UT	2012	118,509	94.1	13	Dick's Sporting Goods*	2023	1,382
Edwards Theatres, San Diego, CA	1999	100,551	100.0	1	Edwards Theatres*	2019	2,184
Rosewick Crossing, La Plata, MD	2008	115,972[11]	82.8	13	Giant Food*	2028	1,768
EastChase Market Center, Montgomery, AL	2008	181,431	98.9	10	Dick's Sporting Goods*	2019	1,940
5000 South Hulen, Fort Worth, TX	2005	86,833	94.9	20	Barnes & Noble*	2015	2,015

Property/Location	Year Built[1]	Total GLA[2]	Percent Leased	Number of Tenants	Major Tenants[3]	Major Lease Expiration Date	Annualized Base Rent[4]
Chimney Rock, Odessa, TX	2012	151,339	97.8	5	Academy Sports*	2026	819
Grant Creek Town Center, Missoula, MT	1998	163,291	93.1	30	REI* TJ Maxx*	2020 2017	2,095
Lowe's, Shippensburg, PA	2008	171,069	100.0	1	Lowe's*	2031	1,475
Anthem Highlands, Las Vegas, NV	2006	118,763	82.2	16	Albertsons*	2027	1,458
Pavilion Crossing, Brandon, FL	2012	68,400	96.5	14	Publix*	2031	1,057
Shops at Foxwood, Ocala, FL	2010	78,660	90.8	13	Publix*	2030	939
Northside Plaza, Dothan, AL	2010	171,670[12]	94.8	14	Publix* Hobby Lobby*	2031 2026	1,372
Meadow Ridge Plaza, Orlando, FL	2007	45,199	88.9	16	Fifth Third Bank*	2028	733
Shoppes of Belmere, Orlando, FL	2008	26,502	100.0	8	CVS*	2035	720
Lake Burden Shoppes, Orlando, FL	2008	20,598	100.0	6	Walgreens*	2034[13]	629
Five Forks Place, Simpsonville, SC	2002	61,191	98.0	11	Publix*	2022	688
Mariner's Point, St. Marys, GA	2001	45,215	95.6	17	Shoe Show[14]	2016	644
Newport Towne Center, Newport, TN	2006	60,100	91.3	12	Dollar Tree[15]	2016	485
Merchant Central, Milledgeville, GA	2004	45,013	83.9	15	Dollar Tree[16]	2014	500
Walgreens, Corbin, KY — North	2009	13,650	100.0	1	Walgreens*	2034[17]	282
Subtotal/Weighted Average Retail Properties		5,127,860	93.4%	634			70,163
Office Properties:							
Excel Centre, San Diego, CA	1999	82,157	83.6	7	Kaiser Permanente	2019	2,304
Promenade Corporate Center, Scottsdale, AZ	2004	256,182	82.4	31	Fitch, Inc.	2014	4,584
Subtotal/Weighted Average Office Properties		338,339	82.7%	38			6,888
Multi-Family Properties:							
West Broad Village, Richmond, VA[5]	2009	339 units	93.8%	n/a			5,471
Unconsolidated Properties:							
La Costa Town Center, La Costa, CA[18]	1980	121,346	40.6	30	Laboratory Data Consultants	2013	1,265
The Fountains at Bay Hill, Orlando, FL[19]	2001	103,767	94.6	34	CVS	2026	2,929
Subtotal/Weighted Average Unconsolidated Properties		225,113	65.5%	64			4,194
Total/Weighted Average[20]		5,691,312	91.7%	736			$86,716
Non-Operating Properties[21]							
Chimney Rock-Phase II, Odessa, TX							

* Denotes anchor tenant.

(1) Year built represents the year in which construction was completed.

(2) Total GLA represents total square feet of gross leasable area owned by us at the property (includes GLA of buildings under ground lease).

(3) Major tenant represents the tenant(s) in each property that have the highest annualized base rent.

(4) Annualized base rent, or ABR, means annualizing the cash base rental amount in effect under existing leases as of December 31, 2012. Amount does not include reimbursements for real estate taxes and insurance, common area and other operating expenses, substantially all of which are borne by the tenants, percentage rent or amounts attributable to future rent increases, where applicable. Amount includes rent attributable to ground leases.

(5) The West Broad Village property is a retail shopping center that also includes 339 apartment units on the upper levels of the shopping center. Of the total GLA for West Broad Village, 7,600 square feet, 7,000 square feet, 6,700 square feet, 6,330 square feet, 5,581 square feet, 4,500 square feet and 2,750 square feet are leased under ground leases to Chuy's, Kona Grill, Mimi's Café, Carrabba's Italian Grill, Bonefish Grill, Wells Fargo and Union First Market Bank, respectively.

(6) Of the total GLA for Park West Place, 154,794 square feet, 88,248 square feet and 31,629 square feet are leased under ground leases to Lowe's, Kohl's and Babies R' Us, respectively.

(7) Of the total GLA for Plaza at Rockwall Phase I, 103,256 square feet and 75,524 square feet are leased under ground leases to J.C. Penney and Belk Department Store, respectively.

(8) Of the total GLA for Brandywine Crossing, 59,678 square feet is leased under a ground lease to Safeway.

(9) Includes Rite Aid, an outparcel to Vestavia Hills City Center, which was acquired in 2011.

(10) Of the total GLA for The Crossings of Spring Hill, 10,160 square feet, 7,290 square feet and 6,387 square feet are leased under ground leases to Cracker Barrel, Logan's Roadhouse and O'Charley's, respectively.

(11) Of the total GLA for Rosewick Crossing, 58,432 square feet is leased under a ground lease to Giant Food.

(12) Of the total GLA for Northside Plaza (a 50% consolidated joint venture), 21,160 square feet, 4,202 square feet, 4,000 square feet and 4,000 square feet are leased under ground leases to Davis Theatre Company, Chili's, Wells Fargo, and Panera Bread, respectively.

(13) Represents the earliest date this lease can be terminated by the tenant. Without early termination, the lease will expire in 2084.

(14) Shoe Show is not the anchor tenant of this property. Mariner's Point is anchored by a non-owned Super Wal-Mart.

(15) Dollar Tree is not the anchor tenant of this property. Newport Towne Center is anchored by a non-owned Super Wal-Mart.

(16) Dollar Tree is not the anchor tenant of this property. Merchant Central is anchored by a non-owned Super Wal-Mart.

(17) Represents the earliest date this lease can be terminated by the tenant. Without early termination, the lease will expire in 2084.

(18) We hold a 20% ownership interest in the unconsolidated La Costa Town Center property.

(19) We hold a 50% tenant-in-common ownership interest in the unconsolidated The Fountains at Bay Hill property.

(20) Total/Weighted Average is calculated based on total GLA excluding the apartment units at our West Broad Village property.

(21) A non-operating property is reclassified as an operating property at the earlier of (a) 85.0% occupancy or (b) one year from completion and delivery of the space.

Non-Operating Property

Chimney Rock-Phase II: Chimney Rock-Phase II is the undeveloped portion of our Chimney Rock property in Odessa, Texas. Based on our current development plans and subject to change based on leasing demand and other market factors, we intend to continue development of the shopping center for an additional 150,000 square feet of gross leasable area.

Subsequent Property Acquisition

Tracy Pavilion: On January 24, 2013, we completed the acquisition of Tracy Pavilion, a retail shopping center with approximately 162,000 square feet of gross leasable area located in Tracy, California for a contractual purchase price excluding closing costs, of approximately $32.0 million. Tenants of Tracy Pavilion include Marshalls, Ross Dress for Less, Staples, PetSmart, Ulta, WinCo Foods (non-owned) and Costco (non-owned).

Major Tenants

As of December 31, 2012, we had leases with numerous nationally recognized retailers. The following table sets forth information regarding the ten largest tenants in our operating portfolio based on total retail annualized base rent as of December 31, 2012.

Retail Tenants (Leases)	Total GLA	Percent of Total Retail GLA	ABR ($ in 000s)	Percent of Total Retail ABR	ABR per leased square foot
Publix Super Markets, Inc.	244,151	4.5%	$ 2,702	3.9%	$11.07
Lowe's Home Centers, Inc.	325,863	6.0%	2,195	3.1	6.74
Edwards Theatres	100,551	1.8%	2,184	3.1	21.72
Dick's Sporting Goods.	140,018	2.6%	1,726	2.5	12.33
Bed Bath & Beyond	131,864	2.4%	1,441	2.1	10.93
PetSmart	91,246	1.7%	1,383	2.0	15.16
Kohl's	176,656	3.2%	1,347	1.9	7.63
Ross Dress for Less.	115,259	2.1	1,316	1.9	11.41
TJX Companies	137,907	2.5	1,252	1.8	9.08
Jo-Ann	105,955	1.9	1,236	1.8	11.66
Total Top Ten Tenants/Weighted Average	1,569,470	28.7%	$16,782	24.1%	$10.69

As of December 31, 2012, we had leases with 37 distinct office tenants. The following table sets forth information regarding our three largest office tenants in our operating portfolio based on total office annualized base rent as of December 31, 2012. As of December 31, 2012, 15,664 square feet were leased by us for our corporate offices and a regional management office.

Office Tenants	Total GLA	Percent of Total Office GLA	ABR ($ in 000s)	Percent of Total Office ABR	ABR per leased square foot
Kaiser Permanente	38,432	11.4%	$1,598	23.2%	$41.58
Fitch, Inc.	20,878	6.2	632	9.2	30.25
Buchalter Nemer	18,204	5.4	519	7.5	28.50
Total Top Tenants/Weighted Average	77,514	23.0%	$2,749	39.9%	$35.45

Lease Expirations

The following table sets forth information with respect to the lease expirations of our retail and office operating properties based on leased gross leasable area, or GLA, as of December 31, 2012.

Lease Expiration Year	Total Expiring GLA	Percent of Total GLA Expiring	Expiring Annualized Base Rent ($ in 000s)	Percent of Total Annualized Base Rent	Expiring Annualized Base Rent per leased square foot
Available	395,538	7.2%	$ —	— %	$ —
2013	260,803	4.8	4,755	6.2	18.23
2014	385,459	7.1	7,748	10.1	20.10
2015	631,051	11.5	11,058	14.4	17.52
2016	416,968	7.6	7,307	9.5	17.52
2017	277,253	5.1	4,973	6.5	17.94
2018	418,025	7.6	6,627	8.6	15.85
2019	497,008	9.1	9,221	12.0	18.55
2020	211,237	3.9	4,111	5.3	19.46
2021	145,815	2.7	1,649	2.1	11.31
2022	323,649	5.9	3,699	4.8	11.43
2023 and thereafter	1,503,393	27.5	15,903	20.5	10.58
Total/Weighted Average	5,466,199	100.0%	$77,051	100.0%	$14.10

Property Management and Leasing Strategy

Our property management and substantially all of our leasing activities and operating and administrative functions (including leasing, legal, acquisitions, development, data processing, finance and accounting) are administered or coordinated by our personnel. On-site functions such as maintenance, landscaping, sweeping, plumbing and electrical are subcontracted out at each location and, to the extent permitted by their respective leases, the cost of these functions is passed on to the tenants.

We believe that focused property management, leasing and customer retention are essential to maximizing the sales per square foot, operating cash flow and value of our properties. Our primary goal in property management is to maintain an attractive shopping environment on a cost effective basis for our tenants.

The majority of our property management and leasing functions are supervised and administered by personnel at our San Diego, California office. Our property managers maintain regular contact with our tenants and frequently visit each asset to ensure the proper implementation and execution of our market strategies. As part of our ongoing property management, we conduct regular physical property reviews to improve our properties, react to changing market conditions and ensure proper maintenance.

Our leasing representatives have become experienced in the markets in which we operate by becoming familiar with current tenants as well as potential local, regional and national tenants that would complement our current tenant base. We study demographics, customer sales and merchandising mix to optimize the sales performance of our centers and thereby increase rents. We believe this hands-on approach maximizes the value of our shopping centers.

ITEM 3. LEGAL PROCEEDINGS

Although we are involved in legal proceedings arising in the ordinary course of business, we are not currently a party to any legal proceedings, nor is any legal proceeding threatened against us that we believe would have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the New York Stock Exchange, or the NYSE, under the symbol "EXL" since April 23, 2010. On February 27, 2013, the reported closing sale price per share for our common stock on the NYSE was $12.62 and there were approximately 9 holders of record. Certain shares of our company are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing numbers. The following table sets forth, for the periods indicated, the high and low sale prices in dollars on the NYSE for our common stock and the distributions we declared per share with respect to the periods indicated.

Year	Quarter	Range		Cash Dividend per Common Share
		High	Low	
2011	1st	$13.21	$11.54	$ 0.140
	2nd	$12.27	$10.94	$ 0.150
	3rd	$11.69	$ 9.32	$ 0.155
	4th	$12.29	$ 8.96	$ 0.160
2012	1st	$13.12	$11.58	$0.1625
	2nd	$12.37	$10.94	$0.1625
	3rd	$12.58	$11.39	$0.1625
	4th	$12.91	$11.38	$0.1625

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this annual report on Form 10-K.

We intend to continue to declare quarterly distributions on our common stock. The actual amount and timing of distributions, however, will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions. In addition, our unsecured revolving credit facility contains limitations on our ability to pay distributions on our common stock, Series A preferred stock and Series B preferred stock. Specifically, our cash dividends may not exceed the greater of (1) 95% of our FFO (as defined in the credit agreement) and (2) the amount required for us to qualify and maintain our REIT status. If an event of default exists, we may only make distributions sufficient to qualify and maintain our REIT status.

Total Stockholder Return Performance

The following graph shows a comparison from April 23, 2010 to December 31, 2012 of cumulative total stockholder return, calculated on a dividend reinvested basis, for Excel Trust, Inc., the S&P 500 Stock Index, or the S&P 500, and the National Association of Real Estate Investment Trusts, Inc. Equity REIT Total Return Index, or the Industry Index, which includes all tax-qualified equity REITs listed on the NYSE. The graph assumes $100 was invested in each of Excel Trust, Inc.'s common stock, the S&P 500 and the Industry Index on April 23, 2010. Data points on the graph are quarterly. Note that historic stock price performance is not necessarily indicative of future stock price performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
Excel Trust, Inc.
S&P 500 Index
NAREIT All Equity REIT Index
4/23/2010
6/30/2010
9/30/2010
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/312011
3/31/2012
6/30/2012
9/30/2012
12/312012

This graph and the accompanying text are not "soliciting material," are not deemed filed with the SEC and are not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Total Stockholder Return Performance

In the quarter ended December 31, 2012, we issued 239,582 shares of common stock in exchange for 206,517 units in our Operating Partnership. In the year ended December 31, 2012, we issued 571,570 shares of common stock in exchange for 509,694 units in our Operating Partnership. This common stock was issued in private placements in reliance on Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data on a historical basis for Excel Trust, Inc. and our Predecessor. Our Predecessor is not a legal entity, but rather a combination of real estate entities and operations invested in four properties that were contributed to us in connection with our IPO. We have not presented historical information for Excel Trust, Inc. prior to April 28, 2010, the date on which we consummated our IPO, because during the period from our formation until our IPO, we did not have any material corporate activity and because we believe that a discussion of the results of Excel Trust, Inc. during that period would not be meaningful.

The following table sets forth selected consolidated and combined financial and operating information which is derived from our audited consolidated and combined financial statements. The following historical information should be read in conjunction with our consolidated and combined financial statements and notes included in Item 8 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

(Dollars in thousands)	The Company			The Predecessor		
	2012	2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010	2009	2008
Operating Data						
Total revenues	$ 87,144	$ 55,227	$ 14,311	$1,568	$ 4,990	$ 3,832
Expenses:						
Property operating expenses	20,608	13,847	3,346	379	1,229	1,148
Changes in fair value of contingent consideration	(281)	(434)	—	—	—	—
Administrative and miscellaneous	13,778	12,773	7,095	8	45	43
Depreciation and amortization	36,021	23,290	6,277	542	2,045	1,403
Total expenses	70,126	49,476	16,718	929	3,319	2,594
Net operating income (loss)	17,018	5,751	(2,407)	639	1,671	1,238
Interest expense	(16,556)	(13,181)	(3,692)	(483)	(1,359)	(1,593)
Interest income	173	297	166	—	6	29
Loss from equity in unconsolidated entities	(320)	—	—	—	—	—
Gain on acquisition of real estate and sale of land parcel	—	1,479	978	—	—	—
Changes in fair value of financial instruments	1,530	1,154	—	—	—	—
Income (loss) from continuing operations	1,845	(4,500)	(4,955)	156	318	(326)
Income from discontinued operations before gain on sale of real estate assets	—	1,023	1,082	—	—	—
Gain on sale of real estate assets	—	3,976	—	—	—	—
Income from discontinued operations	—	4,999	1,082	—	—	—
Net income (loss)	1,845	499	(3,873)	156	318	(326)
Net loss (income) attributable to non-controlling interests	18	(51)	148	(290)	(75)	(56)
Net income (loss) attributable to Excel Trust, Inc. and controlling interests of the Predecessor	1,863	448	(3,725)	(134)	243	(382)
Preferred stock dividends	(10,353)	(3,228)	—	—	—	—
Net (loss) income attributable to the common stockholders and controlling interests of the Predecessor	$ (8,490)	$ (2,780)	$ (3,725)	$ (134)	$ 243	$ (382)
Loss from continuing operations per share attributable to the common stockholders — basic and diluted	$ (0.26)	$ (0.36)	$ (0.31)			
Net loss per share attributable to the common stockholders — basic and diluted	$ (0.26)	$ (0.15)	$ (0.24)			
Weighted-average common shares outstanding — basic and diluted	34,681	22,465	15,510			
Dividends declared per common share	$ 0.65	$ 0.605	$ 0.20			
Other Data						
Funds from operations	$ 27,306	$ 15,218	$ 1,876	$ 698	$ 2,363	$ 1,077
Cash flow provided by operations	$ 39,892	$ 20,986	$ 3,920	$ 301	$ 5,615	$ 1,078
Cash flow used in investing activities	$(280,132)	$(123,295)	$(327,284)	$ (238)	$(5,248)	$ (678)
Cash flow provided (used) in financing activities	$ 240,544	$ 101,076	$ 329,889	$ (724)	$ (244)	$ (568)

(Dollars in thousands)	The Company			The Predecessor	
	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data					
Properties, net	$ 944,363	$ 583,959	$ 365,112	$ 41,869	$ 37,642
Cash and cash equivalents	5,596	5,292	6,525	661	538
Total assets	1,079,254	687,671	441,088	45,456	42,131
Mortgage and notes payable	408,935	265,961	222,427	30,190	31,182
Total liabilities	470,482	306,685	244,478	35,934	33,445
Stockholders' equity and owner's equity	594,036	363,792	187,511	8,622	7,930
Non-controlling interests	14,736	17,194	9,099	900	756
Total liabilities and equity	1,079,254	687,671	441,088	45,456	42,131
Other Data					
Operating properties					
Number(1)	34	21	21	3	3
Total owned gross leasable area	5,691,312	3,809,383	2,593,908	203,448	203,448
Other properties (land)(2)	1	2	3	1	1

The following table presents a reconciliation of FFO(3) for the periods presented (in thousands):

	The Company			The Predecessor		
	2012	2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010	2009	2008
Net (loss) income attributable to the common stockholders and the Predecessor	$ (8,490)	$ (2,780)	$(3,725)	$(134)	$ 243	$ (382)
Non-controlling interests in operating partnership	(297)	(53)	(148)	290	75	56
Depreciation and amortization	36,021	23,705	6,727	542	2,045	1,403
Depreciation and amortization related to joint ventures(4)	72	(199)	—	—	—	—
Gain on acquisition of real estate and sale of land parcel	—	(1,479)	(978)	—	—	—
Gain on sale of real estate assets	—	(3,976)	—	—	—	—
Funds from operations	$27,306	$15,218	$ 1,876	$ 698	$2,363	$1,077

(1) Total number of operating properties includes a 50% consolidated joint venture and two unconsolidated joint ventures.

(2) Other properties (land) represents Phase II of our Chimney Rock property, Phase I of which is classified as an operating property.

(3) We present FFO because we consider FFO an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. See Item 7 for a further discussion of FFO.

(4) Includes a reduction for 50% of the depreciation and amortization expense at our Dothan property and an increase for our proportionate share of depreciation and amortization expense at the unconsolidated La Costa Town Center and The Fountains at Bay Hill properties.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Item 1. Business — Forward-Looking Statements." Certain risk factors may cause our actual results performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section above entitled "Item 1A. Risk Factors." References to "we," "us," "our" and the "company" refer to Excel Trust, Inc., any of our subsidiaries or to our Predecessor, as applicable. Our Predecessor is not a legal entity, but rather a combination of real estate entities and operations invested in four properties that were contributed to us in connection with our IPO.

Overview

We are a vertically integrated, self-administered, self-managed real estate firm with the principal objective of acquiring, financing, developing, leasing, owning and managing community and power centers, grocery anchored neighborhood centers and freestanding retail properties. Our strategy is to acquire high quality, well-located, dominant retail properties that generate attractive risk-adjusted returns. We target competitively protected properties in communities that have stable demographics and have historically exhibited favorable trends, such as strong population and income growth. We generally lease our properties to national and regional supermarket chains, big-box retailers and select national retailers that frequently offer necessity and value oriented items and generate regular consumer traffic. Our tenants often carry goods that are less impacted by fluctuations in the broader U.S. economy and consumers' disposable income, which we believe generates more predictable property-level cash flows.

On April 28, 2010, we completed our IPO. In connection with the IPO, we and our operating partnership, for which we are the sole general partner, engaged in certain formation transactions. The formation transactions were designed to (1) continue the operations of four properties that were contributed by related parties, (2) enable us to raise the necessary capital to acquire increased interests in certain of the properties, (3) provide capital for future acquisitions, (4) fund certain development costs at our development property, (5) establish a capital reserve for general corporate purposes and (6) fund future joint venture capital commitments. The exchange of entities or interests therein for shares of our common stock and operating partnership units has been accounted for as a reorganization of entities under common control, and accordingly, the related assets and liabilities were reflected at their historical cost basis. We were organized as a Maryland corporation on December 15, 2009 and elected to be taxed as a REIT beginning with our taxable year ended December 31, 2010.

As of December 31, 2012, we owned an operating portfolio consisting of 30 retail properties totaling approximately 5.1 million square feet of gross leasable area (including a 50% consolidated joint venture), which were approximately 93.4% leased and had a weighted average remaining lease term of approximately eight years, based on gross leasable area (one retail property also contains 339 apartment units on the upper levels of the shopping center, which were 93.8% leased as of December 31, 2012). We also owned two commercial office properties, Excel Center, a portion of which is utilized as our corporate headquarters, and the Promenade Corporate Center. These properties total 338,339 square feet of gross leasable area and were approximately 82.7% leased as of December 31, 2012. In addition, we held ownership interests in two unconsolidated retail properties totaling 225,113 square feet of gross leasable area, which were approximately 65.5% leased as of December 31, 2012. Our non-operating property consists of Phase II of our Chimney Rock property, which is held for future development. Phase I of our Chimney Rock property is classified as an operating property.

The following table reflects our total portfolio at December 31, 2012 (a property is reclassified from development to the operating portfolio at the earlier of 85% occupancy or one year from completion and delivery of the space):

	Gross Leasable Area (GLA)	% Occupied	% Leased	Number of Properties
Operating Portfolio:				
Retail properties	5,127,860	92.4%	93.4%	30
Multi-family properties[1]	339 units	n/a	93.8%	n/a
Office properties	338,339	76.1%	82.7%	2
Total/weighted-average operating portfolio	5,466,199	91.4%	92.8%	32
Development property[2]	149,517	—	—	n/a
Unconsolidated properties[3]	225,113	65.5%	65.5%	2
Total/weighted-average portfolio	5,840,829	88.0%	89.3%	34

(1) Includes the 339 apartment units on the upper levels of our West Broad Village retail shopping center (the number of apartment units and leased percentage are not included in the total/weighted-average).

(2) Our non-operating property consists of Phase II of our Chimney Rock property, which is held for future development. Phase I of our Chimney Rock property is classified as an operating property.

(3) Includes our La Costa Town Center and The Fountains at Bay Hill properties in which we hold 20% and 50% ownership interests, respectively.

Our operations are carried on primarily through our operating partnership. Pursuant to contribution agreements, we and our operating partnership received a contribution of interests in four properties as well as the property management, leasing and real estate development operations of the properties in exchange for the issuance of shares of our common stock or operating partnership units and/or the payment of cash to the contributors and the assumption of debt and other specified liabilities in connection with our IPO.

We receive income primarily from rents and reimbursement payments received from tenants under existing leases at each of our properties. Potential impacts to our income include unanticipated tenant vacancies, vacancy of space that takes longer to re-lease and, for non triple-net leases, operating costs that cannot be recovered from our tenants through contractual reimbursement formulas in our leases. Our operating results therefore depend materially on the ability of our tenants to make required payments and overall real estate market conditions.

Factors That May Influence Future Results of Operations

Rental Revenue and Tenant Recoveries. The amount of rental revenue and tenant recoveries generated by our portfolio depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space available from lease terminations. As of December 31, 2012, our consolidated retail properties were approximately 93.4% leased, our multi-family property was approximately 93.8% leased and our office properties were approximately 82.7% leased. The amount of rental revenue generated by us also depends on our ability to maintain or increase rental rates at our properties. Positive or negative trends in our geographic areas or the retail market could adversely affect our rental revenue and tenant recoveries in future periods. In addition, growth in rental income will partially depend on our ability to acquire additional retail properties that meet our investment criteria.

Lease Expirations. Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets as well as the desirability of our individual properties. The leases scheduled to expire in the twelve months ending December 31, 2013 and December 31, 2014 represent 4.8% and 7.3%, respectively, of our total retail gross leasable area and 5.5% and 9.4%, respectively, of our annualized base rental revenue.

Market Conditions. We seek investment opportunities throughout the United States; however, we focus on the Northeast, Northwest and Sunbelt regions. Positive or negative changes in conditions in these markets will impact our overall performance. Future economic downturns or regional downturns affecting our target markets or downturns in the retail industry that impair our ability to renew or re-lease space as well as the ability of our tenants to fulfill their lease commitments, as such in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. Despite continued uncertainty in the national economy and the pace of the current economic recovery, we believe that our target markets are characterized by attractive demographics and property fundamental trends.

Operating Expenses. Our operating expenses generally consist of maintenance and repair expenses, real estate taxes, management fees and other operating expenses. For select properties, our operating expenses are controlled, in part, by negotiating expense pass-through provisions in tenant leases for most operating expenses. Most of the leases of our properties require tenants to pay all of their direct operating expenses as well as their pro rata share of substantially all of their indirect operating expenses, including common area maintenance, real estate taxes and insurance. Tenants in the office building pay for their direct operating expenses as well as their pro rata share of indirect operating expenses, including real estate taxes and insurance to the extent those expenses increase above the initial year of their respective lease. Increases or decreases in such operating expenses will impact our overall performance.

General and Administrative Expenses. We incur general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting, and compliance with various provisions of the Sarbanes-Oxley Act of 2002. We anticipate that our staffing levels will increase as we acquire additional assets and, as a result, our general and administrative expenses will increase.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated and combined financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP. Our significant accounting policies are described in the notes to our consolidated and combined financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, as described below. We believe our critical accounting policies are as follows:

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	15 to 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Acquired in-place leases	Non-cancelable term of the related lease

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the recording of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. The fair value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then recorded to land, buildings and improvements based on management's determination of the relative fair value of these assets. Factors considered by us in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, site improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information. Additionally, the purchase price of the applicable property is recorded to the above- or below-market value of in-place leases, the value of in-place leases and above- or below-market value of debt assumed.

The value recorded to the above- or below-market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be paid pursuant to the lease over its remaining term, and (2) our estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The value recorded to below-market leases also includes the first renewal option if (1) the renewal option is a fixed price and (2) the fixed price is projected to be more than 15% below estimated fair market rates at the time of exercise. The amounts recorded to above- market leases are included in lease intangible assets, net in our accompanying combined balance sheets and amortized to rental income over the remaining non-cancelable lease term of the acquired leases with each property. The amounts recorded to below-market lease values are included in lease intangible liabilities, net in our accompanying combined balance sheets and amortized to rental income over the remaining non-cancelable lease term plus any below-market fixed price renewal options of the acquired leases with each property.

The total amount of other intangible assets acquired is further recorded to in-place lease costs and the value of tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics considered in recording these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. The amounts recorded to in-place lease costs are included in lease intangible assets, net in the accompanying combined balance sheets and will be amortized over the average remaining non-cancelable lease term of the acquired leases with each property. The amounts recorded to the value of tenant relationships are included in lease intangible assets, net in our accompanying consolidated balance sheets and are amortized over the average remaining non-cancelable lease term of the acquired leases plus a market lease term.

The value recorded to above- or below-market debt is determined based upon the present value of the difference between the cash flow stream of the assumed mortgage and the cash flow stream of a market rate mortgage. The amounts recorded to above- or below-market debt are included in mortgage loan payables, net on our accompanying combined balance sheets and are amortized to interest expense over the remaining term of the assumed mortgage.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes and other direct costs incurred during the period of development. We capitalize costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. We consider a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with any remaining portion under construction.

Maintenance and repairs costs are charged to expense as incurred and significant replacements and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repairs costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacements and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

We review long-lived assets and certain identifiable intangible assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. We assess whether there has been impairment in the value of a long-lived asset by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenants' ability to perform their duties and pay rent under the terms of the leases. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense, expected to result from the long-lived asset's use and eventual disposition. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. Although our strategy is to hold our properties over a long-term period, if the strategy changes or market conditions dictate that the sale of properties at an earlier date would be preferable, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair value less cost to sell. Long-lived assets classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether we or the lessee is the owner, for accounting purposes, of the tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent,
- whether the tenant or landlord retains legal title to the improvements,
- the uniqueness of the improvements,
- the expected economic life of the tenant improvements relative to the length of the lease,
- the responsible party for construction cost overruns, and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination we consider all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in deferred rent receivable on the accompanying combined balance sheets and contractually due but unpaid rents are included in accounts receivable. If a lease were to be terminated or if termination were determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of the related unamortized above- or below-market lease intangible would be accelerated and such amounts in addition to any deferred rent receivable would be written off.

Substantially all of our retail rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs are recoverable from tenants under the terms of our lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recognized in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and bear the credit risk.

Lease termination fees are recognized when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and we have no continuing obligation to provide space to former tenants. Percentage rent is income arising from retail tenant leases that is contingent upon tenant sales exceeding defined thresholds. These rents are recognized only after the contingency has been removed (i.e., when tenant sales thresholds have been achieved).

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. We may also maintain an allowance for accrued straight-line rents and amounts due from lease terminations based on our assessment of the collectability of the balance.

Results of Operations

We operate through three reportable business segments: retail properties, multi-family properties and office properties. At December 31, 2012, we owned 30 consolidated retail operating properties with a total of approximately 5.1 million square feet of gross leasable area. The multi-family segment consists of apartment units at one retail property, West Broad Village, which is located in Richmond, Virginia. The office segment consists of two properties, Excel Centre, a portion of which is utilized as our headquarters, and the Promenade Corporate Center. These properties total 338,333 square feet of gross leasable area. All of our other properties are reported in the retail segment.

The following table reflects leasing activity at our consolidated retail and office operating properties for comparable leases (leases executed for spaces in which there was a tenant at some point during the previous twelve-month period) and non-comparable leases during the year ended December 31, 2012:

	Number of Leases	GLA	Weighted-Average Lease Rate	Weighted-Average Prior Lease Rate	% Increase (Decrease)	Tenant Improvement Allowance (sf)	Leasing Commission (sf)
Comparable leases	58	162,906	$20.68	$20.79	(0.5)%	$ 1.24	$0.70
Non-comparable leases	35	103,289	$21.85	n/a	n/a	$19.44	$7.52
Total leasing activity	93	266,195					

In the year ended December 31, 2012, we acquired eleven retail operating properties (including 339 apartment units at one retail property) and one commercial office property (including the La Costa Town Center property and our unconsolidated The Fountains at Bay Hill property) for a total of approximately $438.4 million, consisting of $304.0 million in cash, the issuance of shares of our common stock and OP units valued at approximately $44.2 million and the assumption of mortgage notes in the amount of $90.2 million (including our proportionate share of the outstanding indebtedness at our unconsolidated The Fountains at Bay Hill property). We utilized borrowings from our unsecured revolving credit facility and proceeds from our Series B preferred stock offering and our October 2012 common stock offering to acquire these properties. In September 2012, we contributed one of these properties, La Costa Town Center, to a newly formed entity in which we hold a 20% ownership interest (see Note 14 of the accompanying consolidated and combined financial statements contained elsewhere herein for further discussion).

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

The following table sets forth historical financial information for same properties (all properties that we consolidated, owned and operated for the entirety of both periods being compared, except for properties that were entirely or primarily under redevelopment or development during either or both of the periods being compared), new properties (properties that were not owned during the entirety of the periods being compared), redevelopment/ development properties (properties that were entirely or primarily under redevelopment or development during either or both of the periods being compared) and corporate entities (legal entities performing general and administrative functions) (dollars in thousands, except on a per square foot basis):

	Same Properties		New Properties		Redevelopment/ Development Properties		Corporate		Total	
	As of December 31,									
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Rentable GLA	2,701,113	2,701,113	2,646,577	1,209,305	118,509	118,509	—	—	5,466,199	4,028,927
Percent leased	93.5%	93.9%	91.9%	96.8%	94.1%	75.9%	—	—	92.8%	94.2%
Number of properties	16	16	15	5	1	1	—	—	32	22
Percent of total portfolio	50.0%	72.7%	46.9%	22.7%	3.1%	4.5%	—	—	100.0%	100.0%

	Same Properties		New Properties		Redevelopment/ Development Properties		Corporate		Total	
	Year ended December 31,									
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Rental revenue	$35,552	$34,163	$35,065	$10,318	$1,135	$ 14	$ (230)	$(230)	$71,522	$44,265
Tenant recoveries	7,021	7,580	6,955	2,727	214	—	—	(7)	14,190	10,300
Other income	92	195	255	36	1	—	1,084	431	1,432	662
Total revenues	42,665	41,938	42,275	13,081	1,350	14	854	194	87,144	55,227
Rental operations[1]	10,275	10,901	11,177	3,311	256	—	(1,100)	(365)	20,608	13,847
Property operating income	32,390	31,037	31,098	9,770	1,094	14	1,954	559	66,536	41,380

(1) Amount includes the following expenses that are directly attributable to a property: maintenance and repairs, real estate taxes, management fees and other operating expenses.

The following table provides a reconciliation of property operating income (as defined in the table above) to net income for the years ended December 31, 2012 and 2011 (dollars in thousands):

	Year Ended			
	December 31, 2012	**December 31, 2011**	**Change**	**Percent Change**
Property operating income	$ 66,536	$ 41,380	$25,156	60.8%
Unallocated income (expense):				
Changes in fair value of contingent consideration	(281)	(434)	153	35.3%
General and administrative	13,778	12,773	1,005	7.9%
Depreciation and amortization	36,021	23,290	12,731	54.7%
Net operating income	17,018	5,751	11,267	195.9%
Interest expense, net	(16,383)	(12,884)	3,499	27.2%
Loss from equity in unconsolidated entities	(320)	—	320	n/a
Gain on acquisition of real estate and sale of land parcel	—	1,479	1,479	n/a
Changes in fair value of financial instruments and gain on redemption of OP units	1,530	1,154	376	32.6%
Income (loss) from continuing operations	1,845	(4,500)	6,345	141.0%
Income from discontinued operations	—	4,999	4,999	n/a
Net income	$ 1,845	$ 499	$ 1,346	$269.7%

Property operating income: Property operating income increased by $25.1 million, or 60.8%, to $66.5 million for the year ended December 31, 2012 compared to $41.4 million for the year ended December 31, 2011. The increase was primarily related to our acquisition of 16 operating properties in 2011 and 2012 (including the La Costa Town Center property that was contributed to an unconsolidated entity in September 2012), the commencement of leases at properties partially under development or redevelopment that were placed into service in 2011and 2012 and the commencement of a portion of the leases at our development property in 2012.

Changes in fair value of contingent consideration: A gain of approximately $281,000 on changes in fair value of contingent consideration (included in changes in fair value of contingent consideration in the accompanying consolidated and combined statements of income) was recognized in the year ended December 31, 2012, compared to a gain of approximately $434,000 recognized in the year ended December 31, 2011, as a result of an increase in the estimated fair value of funds to be received from escrow in connection with master lease agreements related to the Promenade Corporate Center acquisition.

General and administrative: General and administrative expenses were $13.8 million for the year ended December 31, 2012 compared to $12.8 million for the year ended December 31, 2011. The increase was primarily due to higher acquisition costs related to completed and pending acquisitions, an increase in other professional and audit fees and an overall increase in compensation costs (including benefits and payroll taxes) related to an increase in total employees. This was partially offset by the decrease in share-based compensation expense as a result of the graded vesting method of recognizing compensation expense related to the 2011 performance-based stock awards, which resulted in a declining amount of compensation expense in 2012 as compared to 2011.

Depreciation and amortization: Depreciation and amortization expense increased $12.7 million, or 54.7%, to $36.0 million for the year ended December 31, 2012 compared to $23.3 million for the year ended December 31, 2011. The increase was primarily related to our acquisition of 16 operating properties in 2011 and 2012 (including the La Costa Town Center property that was contributed to an unconsolidated entity in September 2012) and the commencement of depreciation at our development property in 2012.

Interest expense, net: Interest expense increased $3.5 million, or 27.2%, to $16.4 million for the year ended December 31, 2012 compared to $12.9 million for the year ended December 31, 2011. The increase was primarily due to the assumption of approximately $192.3 million of mortgage debt in connection with our property acquisitions in 2011 and 2012, partially offset by a decrease in the interest rate and fees associated with our unsecured revolving credit facility as a result of amendments in 2011 and 2012, and a decrease in the average borrowings outstanding on our unsecured revolving credit facility for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Loss from equity in unconsolidated entities: In September 2012, we contributed our La Costa Town Center property to a newly-formed entity in which we hold a 20% ownership interest. We account for our ownership interest in a manner similar to the equity method of accounting. In October 2012, we purchased a 50% tenant-in-common interest in The Fountains at Bay Hill property, which we account for under the equity method of accounting. Both of these ownership interests are reflected in the accompanying consolidated balance sheets as an investment in unconsolidated entities (see Note 14 of the consolidated and combined financial statements contained elsewhere herein for further discussion). The loss of $320,000 recognized for the year ended December 31, 2012 is primarily comprised of our proportionate share of non-recurring costs associated with the acquisition of the La Costa Town Center property by the joint venture and our acquisition of an ownership interest in The Fountains at Bay Hill property and the amortization of loan costs associated with incurred indebtedness in excess of our proportionate share of the operating income of the properties.

Changes in fair value of financial instruments and gain on redemption of OP units: A gain on changes in fair value of financial instruments and gain on redemption of OP units of approximately $1.5 million was recognized in the year ended December 31, 2012 as a result of (1) a decrease in the estimated fair value of the redemption provision of OP units arising from a property acquired in 2011 and (2) the redemption of 571,570 OP units. A gain on changes in fair value of financial instruments of approximately $1.2 million was recognized in the year ended December 31, 2011 as a result of a decrease in the estimated fair value of the redemption provision (see Notes 3 and 17 of the consolidated and combined financial statements contained elsewhere herein for further discussion).

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

The following table sets forth historical financial information for same properties (all properties that we consolidated, owned and operated for the entirety of both periods being compared, except for properties that were entirely or primarily under redevelopment or development during either or both of the periods being compared), new properties (properties that were not owned during the entirety of the periods being compared), redevelopment/ development properties (properties that were entirely or primarily under redevelopment or development during either or both of the periods being compared) and corporate entities (legal entities performing general and administrative functions) (dollars in thousands, except on a per square foot basis). The year ended December 31, 2010 includes financial information for the Company for the period from April 28,2010 to December 31, 2010 and for the Predecessor for the period from January 1, 2010 to April 27, 2010.

	Same Properties		New Properties[1]		Redevelopment/ Development Properties		Corporate		Total	
	As of December 31,									
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Rentable GLA	203,448	203,448	3,557,207	2,494,201	306,788	306,788	—	—	4,067,443	3,004,437
Percent leased	97.7%	96.4%	94.2%	85.9%	80.5%	45.7%	—	—	93.3%	82.5%
Number of properties	3	3	17	12	2	2	—	—	22	17
Percent of total portfolio	13.6%	17.6%	77.3%	70.6%	3.8%	11.8%	—	—	100.0%	100.0%

	Same Properties		New Properties		Redevelopment/ Development Properties		Corporate		Total	
	Year ended December 31,									
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Rental revenue	$4,398	$4,734	$40,082	$ 8,906	$ 15	$—	$(230)	$(151)	$44,265	$13,489
Tenant recoveries	316	302	9,991	1,945	—	—	(7)	—	10,300	2,247
Other income	8	—	223	1	—	—	431	142	662	143
Total revenues	4,722	5,036	50,296	10,852	15	—	194	(9)	55,227	15,879
Rental operations[2]	1,079	1,122	13,133	2,734	—	—	(365)	(131)	13,847	3,725
Property operating income	3,643	3,914	37,163	8,118	15	—	559	122	41,380	12,154

(1) Excludes six retail operating properties, which were acquired in 2010, but subsequently sold in June 2011.

(2) Amount includes the following expenses that are directly attributable to a property: maintenance and repairs, real estate taxes, management fees and other operating expenses.

The following table provides a reconciliation of property operating income (as defined in the table above) to net income for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended			
	December 31, 2011	December 31, 2010	Change	Percent Change
Property operating income	$ 41,380	$12,154	$29,226	240.5%
Unallocated income (expense):				
Changes in fair value of contingent consideration	(434)	—	434	n/a
General and administrative	12,773	7,103	5,670	79.8%
Depreciation and amortization	23,290	6,819	16,471	241.5%
Net operating income (loss)	5,751	(1,768)	7,519	425.3%
Interest expense, net	(12,884)	(4,009)	8,875	221.4%
Gain on acquisition of real estate and sale of land parcel	1,479	978	501	51.2%
Changes in fair value of financial instruments and gain on redemption of OP units	1,154	—	1,154	n/a
Loss from continuing operations	(4,500)	(4,799)	299	6.2%
Income from discontinued operations	4,999	1,082	3,917	362.0%
Net income (loss)	$ 499	$ (3,717)	$ 4,216	113.4%

Property operating income: Property operating income increased by $29.2 million, or 240.5%, to $41.4 million for the year ended December 31, 2011 compared to $12.2 million for the year ended December 31, 2010. The increase was primarily related to our acquisition of 18 properties in 2011 and 2010 (excluding the six properties sold in June 2011).

Changes in fair value of contingent consideration: A gain of approximately $434,000 on changes in fair value of contingent consideration (included in changes in fair value of contingent consideration in the accompanying consolidated and combined statements of income) was recognized in the year ended December 31, 2011 as a result of a decrease in the estimated fair value of additional consideration due to sellers of properties acquired in 2010 from updated leasing assumptions related to prospective leasing.

General and administrative: General and administrative expenses were $12.8 million for the year ended December 31, 2011 compared to $7.1 million for the year ended December 31, 2010. The increase was primarily the result of approximately $3.2 million of additional non-cash compensation expense recognized in 2011 pursuant to the implementation of a long-term incentive plan in March 2011. In connection with the plan, members of senior management and other selected employees were provided restricted stock grants, a portion of which may vest only upon meeting minimum shareholder return thresholds. Non-cash compensation expense related to the stock awards granted in 2011 pursuant to this plan will decline in subsequent years as the expense associated with these awards is recognized using the graded vesting method, in which the majority of the expense is recognized in earlier periods. General and administrative expenses for the year ended December 31, 2010 relate to our operations since the completion of the IPO, and include salaries and other costs incurred to operate as a public company. General and administrative expenses for the years ended December 31, 2011 and 2010 also include approximately $753,000 and $1.6 million, respectively, in costs related to our property acquisitions. Furthermore, we incurred approximately $1.0 million related to the audits, legal and other various costs in preparation for the IPO, which were recognized at the IPO date. Prior to the IPO, there were no general and administrative expenses included in the Predecessor's results of operations other than those that were directly related to the properties contributed to us by the Predecessor.

Depreciation and amortization: Depreciation and amortization expense increased $16.5 million, or 241.5%, to $23.3 million for the year ended December 31, 2011 compared to $6.8 million for the year ended December 31, 2010. The increase was primarily related to our acquisition of 18 properties (excluding the six properties sold in June 2011) since the completion of the IPO.

Interest expense, net: Interest expense increased $8.9 million, or 221.4%, to $12.9 million for the year ended December 31, 2011 compared to $4.0 million for the year ended December 31, 2010. The increase was primarily due to the assumption of approximately $114.0 million and $108.7 million, respectively, of mortgage debt in connection with our property acquisitions in 2011 and 2010, partially offset by a decrease in the interest rate and fees associated with our unsecured revolving credit facility as a result of an amendment in 2011, and a decrease in the average borrowings outstanding on our unsecured revolving credit facility for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Gain on acquisition of real estate and sale of land parcel: A gain on acquisition of real estate and sale of land parcel of approximately $1.5 million was recognized during the year ended December 31, 2011 related to (1) a property acquired in 2011, representing the difference between the fair value at the date of closing and the price paid of $937,000 (see Note 3 of the consolidated and combined financial statements contained elsewhere herein) and (2) a gain on disposition of a land parcel at one of our properties, resulting in a gain of approximately $542,000.

Changes in fair value of financial instruments and gain on redemption of OP units: A gain on changes in fair value of financial instruments and gain on redemption of OP units of approximately $1.2 million was recognized in the year ended December 31, 2011 as a result of a decrease in the estimated fair value of the redemption provision of OP units arising from a property acquired in 2011 (see Notes 3 and 17 of the consolidated and combined financial statements contained elsewhere herein for further discussion).

Results of Operations Segments

We evaluate the performance of our segments based upon property operating income. "Property Operating Income" is defined as operating revenues (rental revenue and tenant recoveries) less property operating expenses (maintenance and repairs, real estate taxes, management fees, and other operating expenses).

You should read the following discussion in conjunction with the segment information disclosed in Note 19 to our consolidated and combined financial statements in accordance with ASC 280, *Segment Reporting*. Our results of operations for the years ended December 31, 2012 and 2011 may not be indicative of our future results of operations.

The following table sets forth results of operations presented by segments for the years ended December 31, 2012 and 2011 (dollars in thousands):

	Year Ended			
	December 31, 2012	**December 31, 2011**	**Change**	**Percent Change**
Revenues:				
Retail properties	77,548	52,047	25,501	49.0%
Office properties	$ 8,522	$ 3,180	$ 5,342	168.0%
Multi-family properties	1,074	—	1,074	n/a
Total revenues	$87,144	$55,227	$31,917	57.8%
Property operating expenses:				
Retail properties	17,122	13,135	3,987	30.4%
Office properties	$ 3,253	$ 712	$ 2,541	356.9%
Multi-family properties	233	—	233	n/a
Total property operating expenses	$20,608	$13,847	$ 6,761	48.8%

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Revenue-retail properties: Retail property revenue increased by $25.5 million, or 49.0%, to $77.5 million for the year ended December 31, 2012 compared to $52.0 million for the year ended December 31, 2011. The increase was primarily related to our acquisition of 16 retail operating properties in 2012 and 2011 (including the

La Costa Town Center property that was contributed to an unconsolidated entity in September 2012), the commencement of leases at a property partially under redevelopment that was placed into service in 2011 and the commencement of a portion of the leases at our development property in 2012.

Revenue-office properties: Office property revenue increased by $5.3 million, or 168.0%, to $8.5 million for the year ended December 31, 2012 compared to $3.2 million for the year ended December 31, 2011. The increase was primarily related to our acquisition of Promenade Corporate Center in January 2012.

Revenue-multi-family properties: Multi-family property revenue was $1.1 million for the year ended December 31, 2012 as a result of our purchase of the West Broad Village property in October 2012, which includes 339 apartment units on the upper levels of the shopping center.

Property operating expenses-retail properties: Property operating expenses related to our retail properties increased by $4.0 million, or 30.4%, to $17.1 million for the year ended December 31, 2012 compared to $13.1 million for the year ended December 31, 2011. The increase was primarily related to our acquisition of 16 retail operating properties in 2012 and 2011 (including the La Costa Town Center property that was contributed to an unconsolidated entity in September 2012).

Property operating expenses-office properties: Property operating expenses related to our office properties increased by $2.5 million, or 356.9%, to $3.3 million for the year ended December 31, 2012 compared to $712,000 for the year ended December 31, 2011. The increase was primarily related to our acquisition of Promenade Corporate Center in January 2012.

Property operating expenses-multi-family properties: Property operating expenses related to our multi-family properties was $233,000 for the year ended December 31, 2012 as a result of our purchase of the West Broad Village property in October 2012, which includes 339 apartment units on the upper levels of the shopping center.

The following table sets forth results of operations presented by segments for the years ended December 31, 2011 and 2010 (dollars in thousands):

	Year Ended			
	December 31, 2011	**December 31, 2010**	**Change**	**Percent Change**
Revenues:				
Retail properties	$52,047	$12,509	$39,538	316.1%
Office properties	3,180	3,370	(190)	5.6%
Total revenues	55,227	15,879	39,348	247.8%
Property operating expenses:				
Retail properties	13,135	$ 3,076	$10,059	327.0%
Office properties	712	649	63	9.7%
Total property operating expenses	13,847	3,725	10,122	271.7%

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Revenue-retail properties: Retail property revenue increased by $39.5 million, or 316.1%, to $52.0 million for the year ended December 31, 2011 compared to $12.5 million for the year ended December 31, 2010. The increase was primarily related to the acquisition of 18 retail properties in 2011 and 2010 (excluding the six properties sold in June 2011).

Revenue-office properties: Office property revenue decreased by $190,000, or 5.6%, to $3.2 million for the year ended December 31, 2011 compared to $3.4 million for the year ended December 31, 2010. The decrease was primarily due to the expiration of two leases in late 2010 and early 2011, which were not renewed.

Property operating expenses-retail properties: Property operating expenses related to our retail properties increased by $10.0 million, or 327.0%, to $13.1 million for the year ended December 31, 2011 compared to $3.1 million for the year ended December 31, 2010. The increase was primarily related to the 15 retail operating properties we acquired since the IPO that are not under triple-net leases (excluding the six properties sold in June 2011). Three of the properties we acquired are under triple-net leases whereby the tenants pay all of the operating expenses (excluding those properties sold in June 2011).

Property operating expenses-office properties: Property operating expenses related to our office properties did not change significantly ($712,000 and $649,000 for the years ended December 31, 2011 and 2010, respectively) as there were no significant changes in operations.

Cash Flows

The following is a comparison, for the years ended December 31, 2012 and 2011 and for the years ended December 31, 2011 and 2010, of the combined cash flows of the company and our Predecessor.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

Cash and cash equivalents were $5.6 million and $5.3 million at December 31, 2012 and December 31, 2011, respectively.

Net cash provided by operating activities was $39.9 million for the year ended December 31, 2012 compared to $21.0 million for the year ended December 31, 2011, an increase of $18.9 million. The increase was primarily due to cash flow generated by acquisitions and cash rent starts on new leases and an increase from non-cash reconciling adjustments recognized (primarily from an increase in the depreciation and amortization to $36.0 million compared to $23.7 million for the years ended December 31, 2012 and 2011, respectively), partially offset by a reduction for gains on the acquisition and sale of real estate totaling approximately $5.5 million for the year ended December 31, 2011.

Net cash used in investing activities was $280.1 million for the year ended December 31, 2012 compared to $123.3 million for the year ended December 31, 2011, an increase of $156.8 million. The increase in net cash used in investing activities was primarily the result of an increase in property acquisitions during the year ended December 31, 2012 compared to the same period in 2011, partially offset by proceeds from the contribution of our La Costa Town Center property that was contributed to an unconsolidated entity in September 2012, proceeds from the sale of equity securities in the amount of approximately $9.4 million and the collection of an outstanding mortgage loan receivable in the amount of $2.0 million.

Net cash provided by financing activities was $240.5 million for the year ended December 31, 2012 compared to $101.1 million for the year ended December 31, 2011, an increase of $139.4 million. The increase was primarily due to net proceeds from notes payable and mortgages payable of $63.4 million in 2012 compared to net repayments of $70.5 million in 2011 and higher net proceeds from common and preferred stock offerings of $214.4 million compared to $197.6 million for the year ended December 31, 2012 and 2011, respectively, The increase was partially offset by an increase in dividends paid of $14.5 million and cash payments totaling $3.5 million in 2012 pursuant to the redemption of OP units and the payment of contingent consideration.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Cash and cash equivalents were $5.3 million and $6.5 million at December 31, 2011 and December 31, 2010, respectively.

Net cash provided by operating activities increased $16.8 million to $21.0 million for the year ended December 31, 2011 compared to $4.2 million for the year ended December 31, 2010. The increase was primarily due to (1) net income of $499,000 for the year ended December 31, 2011 compared to a net loss of $3.7 million for the year ended December 31, 2010, (2) an increase in depreciation and amortization expense of approximately $16.4 million in 2011 as compared to 2010 and (3) an increase in the amortization of non-cash share-based compensation of approximately $4.1 million. This increase was partially offset by a reduction to net cash provided by operating activities in 2011 of approximately $5.6 million as a result of (1) a gain on sale of real estate assets of $4.0 million, (2) a gain on changes in the fair value of earn-outs of $434,000 and (3) a gain on changes in fair value of financial instruments of $1.2 million. Changes in assets and liabilities resulted in a further reduction of approximately $2.4 million in 2011 as compared to 2010.

Net cash used in investing activities decreased $204.2 million to $123.3 million for the year ended December 31, 2011 compared to $327.5 million for the year ended December 31, 2010. The decrease was primarily the result of a decrease in property acquisitions, development and improvements to $116.8 million in 2011 as compared to $320.4 million in 2010, partially offset by the purchase of $9.1 million in equity securities during 2011.

Net cash provided by financing activities decreased by $228.1 million to $101.1 million for the year ended December 31, 2011 compared to $329.2 million for the year ended December 31, 2010. The decrease was primarily the result of the difference in gross offering proceeds from our common stock offering in 2011 of $150.6 million compared to our IPO of $210.0 million in 2010. In addition, we repaid a majority of the outstanding borrowings on our revolving credit facility, resulting in a reduction of net cash provided by financing activities of approximately $63.8 million (net proceeds from the issuance of our Series A preferred stock and a portion of the proceeds from our common stock offering were used to repay such outstanding borrowings), partially offset by cash utilized for the repurchase of shares of our common stock for total consideration of approximately $6.7 million.

Funds From Operations

We present funds from operations, or FFO, because we consider FFO an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year-over-year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT. As defined by NAREIT, FFO represents net income (loss) (computed in accordance with GAAP), excluding real estate-related depreciation and amortization, impairment charges and net gains (losses) on the disposition of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

The following table presents a reconciliation of FFO for the periods presented (in thousands):

	The Company			The Predecessor
	2012	2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010
Net (loss) income attributable to the common stockholders and the Predecessor	$ (8,490)	$ (2,780)	$(3,725)	$(134)
Non-controlling interests in operating partnership	(297)	(53)	(148)	290
Depreciation and amortization	36,021	23,705	6,727	542
Depreciation and amortization related to joint ventures(1)	72	(199)	—	—
Gain on acquisition of real estate and sale of land parcel	—	(1,479)	(978)	—
Gain on sale of real estate assets	—	(3,976)	—	—
Funds from operations	$27,306	$15,218	$ 1,876	$ 698

(1) Includes a reduction for 50% of the depreciation and amortization expense at our Dothan property and an increase for our proportionate share of depreciation and amortization expense at the unconsolidated La Costa Town Center and The Fountains at Bay Hill properties.

Liquidity and Capital Resources

At December 31, 2012, we had $5.6 million of cash and cash equivalents on hand.

Our short-term liquidity requirements consist primarily of funds to pay for operating expenses and other expenditures directly associated with our properties, including:

- interest expense and scheduled principal payments on outstanding indebtedness,
- general and administrative expenses,
- future distributions expected to be paid to our stockholders and limited partners of our operating partnership,
- anticipated and unanticipated capital expenditures, tenant improvements and leasing commissions,
- construction of the non-operating portion of some of our properties, and
- properties under contract or acquired after December 31, 2012.

Our long term liquidity requirements consist primarily of funds to pay for property acquisitions, scheduled debt maturities, renovations, expansions, capital commitments, construction obligations and other non-recurring capital expenditures that need to be made periodically, and the costs associated with acquisitions and developments of new properties that we pursue.

We intend to satisfy our short-term liquidity requirements through our existing working capital and cash provided by our operations. We believe our rental revenue net of operating expenses will generally provide sufficient cash inflows to meet our debt service obligations (excluding debt maturities), pay general and administrative expenses and fund regular distributions. We anticipate being able to refinance our debt service obligations or will borrow from our unsecured credit facility to pay for upcoming debt maturities. The maturity dates for $13.8 million and $55.8 million of our outstanding indebtedness are scheduled to mature in 2013, but such maturity dates can be extended through March 2015 and December 2014, respectively (see Note 8 of the accompanying consolidated and combined financial statements contained elsewhere herein for further discussion). We expect to incur approximately $18.9 million in construction costs relating to development projects on portions of existing operating properties (including the redevelopment of our unconsolidated La

Costa Town Center property). Funds for these costs are expected to come from new mortgage financing, borrowings from our unsecured revolving credit facility and existing cash. We intend to satisfy our other long-term liquidity requirements through our existing working capital, cash provided by indebtedness, long-term secured and unsecured indebtedness and the use of net proceeds from the disposition of non-strategic assets. In addition, we may, from time to time, offer and sell additional shares of common stock and preferred stock, as well as debt securities, warrants, rights and other securities to the extent necessary or advisable to meet our liquidity needs.

As of December 31, 2012, our mortgage indebtedness consisted of the following:

Property Pledged as Collateral	Principal Balance	Contractual Interest Rate	Monthly Payment[1]	Maturity Date
Red Rock Commons[2]	$ 13,800	2.45%	28	2013
West Broad Village	50,000	2.75%	115	2013
Five Forks Place	4,882	5.50%	39	2013
Grant Creek Town Center	15,342	5.75%	105	2013
Park West Place[3]	55,800	2.50%	116	2013
Excel Centre	12,284	6.08%	85	2014
Merchant Central	4,468	5.94%	30	2014
Edwards Theatre	11,859	6.74%	95	2014
Gilroy Crossing	46,646	5.01%	263	2014
The Promenade	49,703	4.80%	344	2015
5000 South Hulen	13,655	5.60%	83	2017
Lake Pleasant Pavilion	28,176	6.09%	143	2017
Rite Aid-Vestavia Hills	1,184	7.25%	21	2018
Lowe's	13,511	7.20%	110	2031
Northside Plaza[4]	12,000	0.14%	1	2035
	$333,310			
Less: discount[5]	625			
Mortgage notes payable, net	$333,935			

(1) Amount represents the monthly payment of principal and interest at December 31, 2012.

(2) The maturity date for the Red Rock Commons construction loan may be extended for each of two one-year extension periods through March 2015 at our option and upon the satisfaction of conditions precedent and the payment of an extension fee. The construction loan bears interest at the rate of LIBOR plus a margin of 220 basis points to 300 basis points, depending on our leverage ratio (variable interest rate of 2.45% at December 31, 2012).

(3) The loan was amended in July 2012 and now bears interest at a rate of LIBOR plus 2.25% (variable interest rate of 2.50% at December 31, 2012). In December 2010, we entered into interest rate swap contracts, which fix LIBOR at an average of 1.41% for the term of the loan. The maturity date may be extended for an additional one-year period through December 2014 at our option and upon the satisfaction of conditions precedent and the payment of an extension fee.

(4) The debt represents redevelopment revenue bonds to be used for the redevelopment of this property, which mature in November 2035. Interest is reset weekly and determined by the bond remarketing agent based on the market value of the bonds (interest rate of 0.14% at December 31, 2012). The interest rate on the bonds is currently priced off of the Securities Industry and Financial Markets Association index but could change based on the credit of the bonds. The bonds are secured by a $12.1 million letter of credit issued by us from our unsecured revolving credit facility. An underwriter's discount related to the original issuance of the bonds with a remaining balance of $110,000 at December 31, 2012 will be amortized as additional interest expense through November 2035.

(5) Represents (a) the fair value adjustment on assumed debt on acquired properties at the time of acquisition to account for below- or above-market interest rates and (b) an underwriter's discount for the issuance of redevelopment bonds.

On July 20, 2012, we entered into an amended and restated credit agreement, which provided an increase in borrowings available under our unsecured revolving credit facility from $200.0 million to $250.0 million, decreased the fees pertaining to the unused capacity and the applicable interest rate and extended the maturity date.

The unsecured revolving credit facility has a borrowing capacity of $250.0 million, which may be increased from time to time up to an additional $200.0 million for a total borrowing capacity of $450.0 million, subject to receipt of lender commitments and other conditions precedent. The maturity date is July 19, 2016 and may be extended for one additional year at our option. The unsecured revolving credit facility bears interest at the rate of LIBOR plus a margin of 165 basis points to 225 basis points, depending on our leverage ratio. We also pay a fee of 0.25% or 0.35% for any unused portion of the unsecured revolving credit facility, depending on our utilization of the borrowing capacity. Borrowings under the unsecured revolving credit facility were $75.0 million at December 31, 2012 at a weighted-average interest rate of 1.87%. In addition, we issued a $12.1 million letter of credit from the unsecured revolving credit facility, which secures an outstanding $12.0 million bond payable for the Northside Mall. This bond is included with the mortgages payable on our consolidated balance sheets. At December 31, 2012, there was approximately $162.9 million available for borrowing under the unsecured revolving credit facility.

Our ability to borrow funds under the credit agreement, and the amount of funds available under the credit agreement at any particular time, are subject to our meeting borrowing base requirements. The amount of funds we can borrow is determined by the net operating income of our unencumbered assets that comprise the borrowing base (as defined in the credit agreement). We are also subject to financial covenants relating to maximum leverage ratios on unsecured, secured and overall debt, minimum fixed coverage ratios, minimum amount of net worth, dividend payment restrictions, and certain investment limitations.

The following is a summary of key financial covenants and their covenant levels as of December 31, 2012:

	Required	Actual
Key financial covenants[1]:		
Ratio of total liabilities to total asset value (maximum)	60.0%	39.7%
Ratio of adjusted EBITDA to fixed charges (minimum)	1.50	1.76
Ratio of secured indebtedness to total asset value (maximum)	40.0%	32.7%

(1) For a complete listing of all debt covenants related to our consolidated indebtedness as well as definitions of the terms related to such covenants, please refer to our applicable filings with the SEC.

Under our credit agreement, cash dividends on our common stock, as well as our preferred stock, may not exceed the greater of (1) 95% of our FFO (as defined in the credit agreement), and (2) the amount required for us to qualify and maintain our REIT status. If an event of default exists, we may only make distributions sufficient to qualify and maintain our REIT status. As of December 31, 2012, we believe that we were in compliance with all of the covenants under our credit agreement.

On January 31, 2012, we completed the issuance of 3,680,000 shares of Series B preferred stock, with a liquidation preference of $25.00 per share. We pay cumulative dividends on the Series B preferred stock, when, as and if declared by our board of directors, at a rate of 8.125% per annum. Net proceeds from this offering were approximately $88.7 million. We used the net proceeds of this offering to repay the outstanding indebtedness under our unsecured revolving credit facility, with the remainder intended to fund future acquisitions and for other general corporate and working capital purposes.

On March 9, 2012, we entered into equity distribution agreements with four sales agents, under which we can issue and sell shares of our common stock having an aggregate offering price of up to $50.0 million from time to time through, at our discretion, any of the sales agents. The sales of common stock made under the equity distribution agreements are made in "at the market" offerings as defined in the Securities Act. During the year ended December 31, 2012, we issued 1,082,051 shares pursuant to the equity distribution agreements, resulting in net proceeds of approximately $12.6 million at an average stock issuance price of $11.92 per share. We used the net proceeds to repay outstanding indebtedness under our unsecured revolving credit facility and for other general corporate and working capital purposes.

On October 30, 2012, we completed the issuance of 9,775,000 shares of common stock, including the exercise of an overallotment option of 1,275,000 shares, resulting in net proceeds of approximately $113.1 million, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds from this offering were used to repay the outstanding indebtedness under our unsecured revolving credit facility and for other general corporate and working capital purposes.

We may from time to time seek to repurchase or redeem outstanding shares of our common stock or preferred stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

As of December 31, 2012, our ratio of debt-to-gross undepreciated asset value was approximately 36.4%. Our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop, and our board of directors may modify our debt policy from time to time. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our target assets and the collateral underlying our target assets. Accordingly, the ratio of debt-to-gross undepreciated asset value may increase or decrease beyond the current amount.

Commitments, Contingencies and Contractual Obligations

The following table outlines our contractual obligations (dollars in thousands) at December 31, 2012 related to our mortgage and note indebtedness and other commitments:

	Payments by Period				
	2013	2014-2015	2016-2017	Thereafter	Total
Principal payments — fixed rate debt[1]	$ 80,390	$124,130	$ 41,330	$11,659	$257,509
Principal payments — variable rate debt[2]	63,800	—	75,000	12,000	150,800
Interest payments — fixed rate debt[3]	12,507	13,244	5,524	6,631	37,906
Interest payments — variable rate debt[2]	1,819	2,839	762	272	5,692
Contingent consideration related to business combinations[4]	1,787	—	—	—	1,787
Construction costs[5]	5,093	13,811	—	—	18,904
	$165,396	$154,024	$122,616	$30,562	$472,598

(1) Includes a mortgage payable at our Park West Place property, which was amended in July 2012 and now bears interest at a rate of LIBOR plus 2.25% (contractual interest rate of 2.5% at December 31, 2012). In December 2010, we entered into two interest rate swap contracts equal to the notional value of the mortgage payable, which fix LIBOR at an average of 1.41% for the term of the mortgage.

(2) Includes redevelopment revenue bonds at our Northside Mall property, a construction loan at our Red Rock Commons property, a mortgage note at our West Broad Village property, and outstanding borrowings on our unsecured revolving credit facility (our unsecured revolving credit facility had a balance of $75.0

million at December 31, 2012). Interest on the redevelopment bonds is reset weekly and determined by the bond remarketing agent based on the market value of the bonds (interest rate of 0.14% at December 31, 2012). The construction loan bears interest at the rate of LIBOR plus a margin of 220 basis points to 300 basis points, depending on our leverage ratio (interest rate of 2.45% at December 31, 2012). The mortgage note at West Broad Village bears interest at the rate of LIBOR plus a margin of 250 basis points (interest rate of 2.75% at December 31, 2012). The unsecured revolving credit facility bears interest at the rate of LIBOR plus a margin of 165 basis points to 225 basis points (weighted-average interest rate of 1.87% at December 31, 2012), depending on our leverage ratio.

(3) Includes the cash payments pertaining to the interest rate swap contracts at our Park West Place property, resulting in an effective fixed interest rate of 3.66%.

(4) Additional consideration is due to the prior owners of two properties purchased in 2012 based on their ability to lease-up vacant space at those properties during 2013. The balance of $1.8 million at December 31, 2012 represents our best estimate of the fair value of funds expected to be paid to the former owners (see Note 18 of the consolidated and combined financial statements contained elsewhere herein).

(5) Amount represents our estimate of costs expected to be incurred to complete the redevelopment of our unconsolidated La Costa Town Center property (representing our proportionate share of the estimated costs) and to complete the undeveloped portion of our Chimney Rock property.

Off-Balance Sheet Arrangements

In September 2012, PC Retail, LLC repaid in full a $2.0 million note receivable that we issued to facilitate the land acquisition and development of a shopping center anchored by Publix in Brandon, Florida, including interest accrued through the date of repayment. In conjunction with issuance of the note receivable, we entered into a purchase and sale agreement with PC Retail, LLC to acquire the property upon completion of development. On October 1, 2012, we completed the acquisition of the retail shopping center with 68,000 square feet of GLA in Brandon, Florida for a purchase price of approximately $13.1 million.

We hold a 20% ownership interest in an unconsolidated limited liability company, La Costa LLC. In connection with the formation of La Costa LLC in September 2012, we contributed the La Costa Town Center property to the entity in exchange for proceeds of approximately $21.2 million (see Note 14 of the accompanying consolidated and combined financial statements contained elsewhere herein for further discussion). La Costa LLC does not qualify as a variable interest entity, or VIE, and consolidation is not required as we do not control the operations of the property. The majority owner will bear the majority of any losses incurred. We will receive 20% of the cash flow distributions and may receive a greater portion of cash distributions in the future based upon the performance of the property and the availability of cash for distribution. In addition, we receive fees from our role as the day-to-day property manager and for any development services that we provide. We account for our interest in La Costa LLC as a profit-sharing arrangement, which is reflected in a manner that is similar to the equity method of accounting. The assets and liabilities of La Costa LLC were $26.3 million and $16.0 million, respectively, at December 31, 2012.

We own a 50% tenant-in-common ownership interest in an unconsolidated company, Bay Hill. In connection with our acquisition of a portfolio of properties in October 2012 (see Note 3 of the accompanying consolidated and combined financial statements contained elsewhere herein for further discussion), we acquired a 50% undivided interest in the Bay Hill property. The Bay Hill property does not qualify as a VIE and consolidation is not required as we do not control the operations of the property. We will receive 50% of the cash flow distributions and recognize 50% of the results of operations. In addition, we receive fees from our role as the day-to-day property manager. We account for our interest in the Bay Hill property under the equity method of accounting. The assets and liabilities of the Bay Hill property were $41.8 million and $34.2 million, respectively, at December 31, 2012.

Our proportionate share of outstanding indebtedness at the unconsolidated entities is the following (dollars in thousands):

Name	Ownership Interest	Principal Amount[1]	Interest Rate	Maturity Date
La Costa LLC	20%	$ 2,820	6.0%	October 1, 2014
Bay Hill	50%	$11,931	3.5%	April 2, 2015

(1) Amount represents our proportionate share of a secured mortgage note, which bears interest at the rate of LIBOR plus a margin of 575 basis points (La Costa LLC) and at a rate of LIBOR plus a margin of 325 basis points (Bay Hill).

We do not have any other relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any other financing, liquidity, market or credit risk that could arise if we had engaged in these relationships, other than as described above.

Distribution Policy

We have elected to be taxed as a REIT under the Code. To continue to qualify as a REIT, we must meet a number of organizational and operational requirements, including the requirement that we distribute currently at least 90% of our REIT taxable income to our stockholders. It is our intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate United States federal, state or local income taxes on income we distribute currently (in accordance with the Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to United States federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for subsequent tax years. Even if we qualify for United States federal taxation as a REIT, we may be subject to certain state and local taxes on our income properties and operations and to United States federal income and excise taxes on our taxable income not distributed in the amounts and in the time frames prescribed by the Code and applicable regulations thereunder.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on our leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay its share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, or ASU 2011-04, which amended Accounting Standards Codification Topic 820, Fair Value Measurement. The objective of this guidance is to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. The guidance further explains how to measure fair value, but does not require additional fair value measurements. ASU 2011-04 is to be applied prospectively for fiscal years and interim periods within those years beginning after December 15, 2011. Our adoption of this guidance effective January 1, 2012 resulted in additional disclosures in the notes to our consolidated and combined financial statements, but did not have a material quantitative effect on our consolidated and combined financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, or ASU 2012-02. The amendments in this update provide an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. ASU 2012-02 is effective for fiscal years and interim periods beginning after September 15, 2012. We do not expect the adoption of ASU 2012-02 on January 1, 2013 to have a material impact on our financial position or results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk.

The fair value of mortgages payable at December 31, 2012, including our construction loan, was approximately $341.3 million compared to the carrying amount of $333.9 million. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by approximately $5.2 million at December 31, 2012. A 100 basis point decrease in market interest rates would result in an increase in the fair market value of our fixed-rate debt by approximately $5.5 million at December 31, 2012.

We have entered into a $250.0 million unsecured revolving credit facility. The unsecured revolving credit facility bears interest at the rate of LIBOR plus a margin of 165 basis points to 225 basis points, depending on our leverage ratio. As of December 31, 2012, we had $87.1 million of debt and commitments outstanding under our unsecured revolving credit facility, which includes a $12.1 million letter of credit issued under the facility. At December 31, 2012, the outstanding balance on our unsecured revolving credit facility was $75.0 million at a weighted-average interest rate of $1.87%. The fair value of unsecured revolving credit facility at December 31, 2012 was approximately $74.9 million. Based on outstanding borrowings of $75.0 million at December 31, 2012, an increase of 100 basis points in LIBOR would result in an increase in the interest we incur in the amount of approximately $750,000.

We have entered into an $18.0 million construction loan agreement in connection with construction activities at one of our development properties. The construction loan bears interest at the rate of LIBOR plus a margin of 220 basis points to 300 basis points, depending on our leverage ratio. At December 31, 2012, the outstanding balance on our construction loan was $13.8 million at an interest rate of 2.45%. Based on outstanding borrowings of $18.0 million at December 31, 2012, an increase of 100 basis points in LIBOR would result in an increase in the interest we incur in the amount of approximately $180,000.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk we will seek to enter into such agreements with major financial institutions with high credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks and that we will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into such contracts for speculative or trading purposes.

As of December 31, 2012, we had two interest rate derivatives that were designated as cash flow hedges of interest rate risk. Both derivatives were interest rate swaps and the notional amount totaled $55.8 million. The interest rate swap contracts fixed LIBOR at an average of 1.41% for the term of a mortgage loan which expires in December 2013. The fair value of these derivative financial instruments was approximately $620,000 at December 31, 2012 and is classified in accounts payable and other liabilities on the accompanying consolidated balance sheets.

ITEM 8. Financial Statements and Supplemental Data

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Excel Trust, Inc. and the Owners of Excel Trust, Inc. Predecessor
San Diego, California

We have audited the accompanying consolidated balance sheets of Excel Trust, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2012 and 2011, and for the period from April 28, 2010 to December 31, 2010 of the Company and for the period from January 1, 2010 to April 27, 2010 of Excel Trust, Inc. Predecessor (the "Predecessor"). Our audits also included the consolidated and combined financial statement schedules listed in the Index to the Financial Statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of the operations and the cash flows of the Company for the year ended December 31, 2012 and 2011 and for the period from April 28, 2010 to December 31, 2010 and of the Predecessor for the period from January 1, 2010 to April 27, 2010 of the Predecessor, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Excel Trust, Inc.
San Diego, California

We have audited the internal control over financial reporting of Excel Trust, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 28, 2013

EXCEL TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2012	December 31, 2011
ASSETS:		
Property:		
Land	$ 320,289	$236,941
Buildings	564,352	287,226
Site improvements	51,875	28,257
Tenant improvements	42,903	28,517
Construction in progress	1,709	21,312
Less accumulated depreciation	(36,765)	(18,294)
Property, net	944,363	583,959
Cash and cash equivalents	5,596	5,292
Restricted cash	5,657	3,680
Tenant receivables, net	5,376	4,174
Lease intangibles, net	85,646	68,556
Mortgage loan receivable	—	2,000
Deferred rent receivable	5,983	2,997
Other assets	17,618	17,013
Investment in unconsolidated entities	9,015	—
Total assets(1)	$1,079,254	$687,671
LIABILITIES AND EQUITY:		
Liabilities:		
Mortgages payable, net	$ 333,935	$244,961
Notes payable	75,000	21,000
Accounts payable and other liabilities	25,319	21,080
Lease intangibles, net	26,455	13,843
Dividends/distributions payable	9,773	5,801
Total liabilities(2)	470,482	306,685
Commitments and contingencies		
Equity:		
Stockholders' equity:		
Preferred stock, 50,000,000 shares authorized; 7.00% Series A cumulative convertible perpetual preferred stock, $50,000,000 liquidation preference ($25.00 per share) 2,000,000 shares issued and outstanding at each of December 31, 2012 and 2011	47,703	47,703
8.125% Series B cumulative redeemable preferred stock, $92,000,000 liquidation preference ($25.00 per share) 3,680,000 and 0 shares issued and outstanding at December 31, 2012 and 2011, respectively	88,720	—
Common stock, $.01 par value, 200,000,000 shares authorized; 44,905,683 and 30,289,813 shares issued and outstanding at December 31, 2012 and 2011, respectively	448	302
Additional paid-in capital	459,151	319,875
Cumulative deficit	(1,414)	(3,277)
	594,608	364,603
Accumulated other comprehensive loss	(572)	(811)
Total stockholders' equity	594,036	363,792
Non-controlling interests	14,736	17,194
Total equity	608,772	380,986
Total liabilities and equity	$1,079,254	$687,671

(1) Excel Trust Inc.'s consolidated total assets at December 31, 2012 and 2011, include $15,871 and $16,481, respectively, of assets of a variable interest entity ("VIE") that can only be used to settle the liabilities of that VIE.

(2) The Company's consolidated total liabilities at December 31, 2012 and 2011, include $154 and $338 of accounts payable and other liabilities, respectively, that do not have recourse to Excel Trust, Inc.

The accompanying notes are an integral part of these consolidated and combined financial statements.

EXCEL TRUST, INC. AND
EXCEL TRUST, INC. PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data and dividends per share)

	The Company			The Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010
Revenues:				
Rental revenue	$ 71,522	$ 44,265	$12,034	$1,455
Tenant recoveries	14,190	10,300	2,134	113
Other income	1,432	662	143	—
Total revenues	87,144	55,227	14,311	1,568
Expenses:				
Maintenance and repairs	5,688	3,792	707	98
Real estate taxes	9,921	6,373	1,685	140
Management fees	914	576	104	43
Other operating expenses	4,085	3,106	850	98
Changes in fair value of contingent consideration	(281)	(434)	—	—
General and administrative	13,778	12,773	7,095	8
Depreciation and amortization	36,021	23,290	6,277	542
Total expenses	70,126	49,476	16,718	929
Net operating income (loss)	17,018	5,751	(2,407)	639
Interest expense	(16,556)	(13,181)	(3,692)	(483)
Interest income	173	297	166	—
Loss from equity in unconsolidated entities	(320)	—	—	—
Gain on acquisition of real estate and sale of land parcel	—	1,479	978	—
Changes in fair value of financial instruments and gain on OP unit redemption	1,530	1,154	—	—
Income (loss) from continuing operations	1,845	(4,500)	(4,955)	156
Income from discontinued operations before gain on sale of real estate assets	—	1,023	1,082	—
Gain on sale of real estate assets	—	3,976	—	—
Income from discontinued operations	—	4,999	1,082	—
Net income (loss)	1,845	499	(3,873)	156
Net loss (income) attributable to non-controlling interests	18	(51)	148	(290)
Net income (loss) attributable to Excel Trust, Inc. and the Predecessor	1,863	448	(3,725)	(134)
Preferred stock dividends	(10,353)	(3,228)	—	—
Net loss attributable to the common stockholders and the Predecessor	$ (8,490)	$ (2,780)	$ (3,725)	$ (134)
Loss from continuing operations per share attributable to the common stockholders — basic and diluted	(0.26)	(0.36)	(0.31)	
Net loss per share attributable to the common stockholders — basic and diluted	$ (0.26)	$ (0.15)	$ (0.24)	
Weighted-average common shares outstanding — basic and diluted	34,681	22,465	15,510	
Net income (loss)	$ 1,845	$ 499	$ (3,873)	$ 156
Other comprehensive income:				
Change in unrealized gain on investment in equity securities	79	92	—	—
Gain on sale of equity securities (reclassification adjustment)	(171)	—	—	—
Change in unrealized loss on interest rate swaps	344	(576)	(388)	—
Comprehensive income (loss)	2,097	15	(4,261)	156
Comprehensive loss (income) attributable to non-controlling interests	5	(5)	163	(290)
Comprehensive income (loss) attributable to Excel Trust, Inc. and controlling interests of the Predecessor.	$ 2,102	$ 10	$ (4,098)	$ (134)

The accompanying notes are an integral part of these consolidated and combined financial statements.

EXCEL TRUST, INC. AND
EXCEL TRUST, INC. PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(Dollars in thousands)

The Predecessor

	Total Owner's Equity	Non-controlling Interests	Total Equity
Balance January 1, 2010	$8,622	$ 900	$9,522
Contributions	316	63	379
Distributions	(707)	(290)	(997)
Net (loss) income	(134)	290	156
Balance April 27, 2010	$8,097	$ 963	$9,060

EXCEL TRUST, INC. AND
EXCEL TRUST, INC. PREDECESSOR
CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(Dollars in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Cumulative Deficit	Accumulated other Comprehensive Loss	Total Stockholders' Equity	Non-controlling Interests	Owner's Equity	Total Equity
	Series A	Series B	Shares	Amount							
Balance at April 28, 2010	$ —	$—	—	$—	$ —	$ —	$—	$ —	**$ 963**	**$ 8,097**	**$ 9,060**
Net proceeds from issuance of common stock	—	—	15,000,000	150	209,850	—	—	210,000	—	—	210,000
Offering costs	—	—	—	—	(15,398)	—	—	(15,398)	—	—	(15,398)
Initial contribution and acquisition of Predecessor interests:											
Exchange of Predecessor equity for Company common stock	—	—	454,008	4	8,507	—	—	8,511	—	(8,097)	414
Exchange of Predecessor non-controlling interests for Company common stock	—	—	53,985	—	1,049	—	—	1,049	(963)	—	86
Predecessor non-controlling interests purchased	—	—	—	—	(1,812)	—	—	(1,812)	—	—	(1,812)
Issuance of restricted common stock awards	—	—	155,338	2	(2)	—	—	—	—	—	—
Noncash amortization of share-based compensation	—	—	—	—	357	—	—	357	—	—	357
Common stock dividends ($0.20 per share)	—	—	—	—	(3,133)	—	—	(3,133)	—	—	(3,133)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(128)	—	(128)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	1,425	—	1,425
Net loss	—	—	—	—	—	(3,725)	—	(3,725)	(148)	—	(3,873)
Change in unrealized loss on interest rate swaps	—	—	—	—	—	—	(373)	(373)	(15)	—	(388)
Adjustment for non-controlling interest	—	—	—	—	(7,965)	—	—	(7,965)	7,965	—	—
Balance at December 31, 2010	**—**	**—**	**15,663,331**	**156**	**191,453**	**(3,725)**	**(373)**	**187,511**	**9,099**	**—**	**196,610**
Net proceeds from sale of preferred stock	47,703	—	—	—	—	—	—	47,703	—	—	47,703
Net proceeds from sale of common stock	—	—	14,375,000	144	149,743	—	—	149,887	—	—	149,887
Issuance of restricted common stock awards	—	—	929,348	9	(9)	—	—	—	—	—	—
Repurchase of common stock	—	—	(674,866)	(7)	(6,735)	—	—	(6,742)	—	—	(6,742)
Forfeitures of restricted common stock awards	—	—	(3,000)	—	—	—	—	—	—	—	—
Noncash amortization of share-based compensation	—	—	—	—	4,497	—	—	4,497	—	—	4,497
Common stock dividends ($0.605 per share)	—	—	—	—	(16,506)	—	—	(16,506)	—	—	(16,506)
Issuance of non-controlling interests	—	—	—	—	—	—	—	—	9,035	—	9,035
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,002)	—	(1,002)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	717	—	717
Net income	—	—	—	—	—	448	—	448	51	—	499
Preferred stock dividends	—	—	—	—	(3,228)	—	—	(3,228)	—	—	(3,228)
Change in unrealized gain on investment in equity securities	—	—	—	—	—	—	88	88	4	—	92
Change in unrealized loss on interest rate swaps	—	—	—	—	—	—	(526)	(526)	(50)	—	(576)
Adjustment for non-controlling interest	—	—	—	—	660	—	—	660	(660)	—	—

	Preferred Stock		Common Stock		Additional Paid-in Capital	Cumulative Deficit	Accumulated other Comprehensive Loss	Total Stockholders' Equity	Non-controlling Interests	Owner's Equity	Total Equity
	Series A	Series B	Shares	Amount							
Balance at December 31, 2011	**47,703**	**—**	**30,289,813**	**302**	**319,875**	**(3,277)**	**(811)**	**363,792**	**17,194**	**—**	**380,986**
Net proceeds from sale of preferred stock	—	88,720	—	—	—	—	—	88,720	—	—	88,720
Net proceeds from sale of common stock	—	—	10,857,051	109	125,574	—	—	125,683	—	—	125,683
Issuance of restricted common stock awards	—	—	18,356	—	—	—	—	—	—	—	—
Redemption of OP units for common stock and cash	—	—	509,694	5	6,085	—	—	6,090	(6,756)	—	(666)
Issuance of common stock for acquisition	—	—	3,230,769	32	39,076	—	—	39,108	—	—	39,108
Noncash amortization of share-based compensation	—	—	—	—	3,223	—	—	3,223	—	—	3,223
Common stock dividends ($0.65 per share)	—	—	—	—	(23,916)	—	—	(23,916)	—	—	(23,916)
Issuance of non-controlling interests	—	—	—	—	—	—	—	—	5,082	—	5,082
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,192)	—	(1,192)
Net income	—	—	—	—	—	1,863	—	1,863	(18)	—	1,845
Preferred stock dividends	—	—	—	—	(10,353)	—	—	(10,353)	—	—	(10,353)
Change in unrealized gain on investment in equity securities	—	—	—	—	—	—	(95)	(95)	3	—	(92)
Change in unrealized loss on interest rate swaps	—	—	—	—	—	—	334	334	10	—	344
Adjustment for non-controlling interest	—	—	—	—	(413)	—	—	(413)	413	—	—
Balance at December 31, 2012	**$47,703**	**$88,720**	**44,905,683**	**$448**	**$459,151**	**$(1,414)**	**$(572)**	**$594,036**	**$14,736**	**$—**	**$608,772**

The accompanying notes are an integral part of these consolidated and combined financial statements.

EXCEL TRUST, INC. AND
EXCEL TRUST, INC. PREDECESSOR
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	The Company			The Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010
Cash flows from operating activities:				
Net income (loss)	$ 1,845	$ 499	$ (3,873)	$ 156
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	36,021	23,705	6,727	542
Gain on acquisition of real estate and sale of land parcel	—	(1,479)	(978)	—
Changes in fair value of financial instruments and gain on OP unit redemption	(1,530)	(1,154)	—	—
Gain on sale of real estate	—	(3,976)	—	—
Gain on sale of marketable securities	(171)	—	—	—
Changes in fair value of contingent consideration	(281)	(434)	—	—
Loss from equity in unconsolidated entities	320	—	—	—
Deferred rent receivable	(3,148)	(1,968)	(499)	(66)
Amortization of above- (below) market leases	65	152	(113)	(20)
Amortization of deferred balances	1,763	1,393	295	22
Bad debt expense	690	800	348	16
Amortization of share-based compensation	3,223	4,497	357	—
Change in assets and liabilities (net of the effect of acquisitions):				
Tenant and other receivables	(1,754)	(2,910)	(2,276)	64
Other assets	(873)	(241)	(562)	(86)
Accounts payable and other liabilities	3,722	2,102	4,494	(327)
Net cash provided by operating activities	39,892	20,986	3,920	301
Cash flows from investing activities:				
Acquisitions of property	(290,987)	(88,159)	(317,096)	—
Development of property and property improvements	(9,101)	(28,669)	(3,127)	(132)
Purchases of investments in unconsolidated entities	(7,829)	—	—	—
Proceeds from contribution of real estate assets to unconsolidated entity	21,317	—	—	—
Advance for mortgage loan receivable	—	—	(2,000)	—
Capitalized leasing costs	(2,048)	(1,286)	(432)	(94)
Advance for note receivable	(750)	—	—	—
Collection of mortgage loan receivable	2,000	—	—	—
Purchase of equity securities	(125)	(9,072)	—	—
Proceeds from sale of equity securities	9,368	—	—	—
Restricted cash	(1,977)	3,891	(4,629)	(12)
Net cash used in investing activities	(280,132)	(123,295)	(327,284)	(238)

	The Company			The Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from April 28, 2010 to December 31, 2010	Period from January 1, 2010 to April 27, 2010
Cash flows from financing activities:				
Issuance of common stock	126,066	150,579	210,000	—
Common stock offering costs	(383)	(692)	(15,398)	—
Repurchase of common stock	—	(6,742)	—	—
Issuance of preferred stock	89,102	48,425	—	—
Preferred stock offering costs	(382)	(722)	—	—
OP unit redemptions	(1,915)	—	—	—
Payments on mortgages payable	(4,392)	(6,653)	(11,969)	(227)
Proceeds from mortgages payable	13,800	—	67,800	—
Payments on notes payable	(189,000)	(114,849)	—	—
Proceeds from notes payable	243,000	51,000	85,384	—
Payments of contingent consideration	(1,613)	—	—	—
Purchase of Predecessor non-controlling interests	—	—	(1,812)	—
(Payments to) and proceeds from Predecessor controlling interests	—	—	(1,337)	121
Contributions from Company non-controlling interests	—	130	1,425	—
Contributions from Predecessor controlling interests	—	—	—	316
Contributions from Predecessor non-controlling interests	—	—	—	63
Distributions to Predecessor controlling interests	—	—	—	(707)
Distributions to Predecessor non-controlling interests	—	—	—	(290)
Distributions to non-controlling interests	(1,228)	(854)	(51)	—
Preferred stock dividends	(8,795)	(2,499)	—	—
Common stock dividends	(21,466)	(13,539)	(1,253)	—
Deferred financing costs	(2,250)	(2,508)	(3,014)	—
Tenant security deposits	—	—	114	—
Net cash provided (used) by financing activities	240,544	101,076	329,889	(724)
Net (decrease) increase	304	(1,233)	6,525	(661)
Cash and cash equivalents, beginning of period	5,292	6,525	—	661
Cash and cash equivalents, end of period	$ 5,596	$ 5,292	$ 6,525	$ —
Supplemental cash flow information:				
Cash payments for interest, net of amounts capitalized	$ 13,030	$ 10,522	$ 2,664	$ 480
Non-cash investing and financing activity:				
Contribution of properties for common shares and operating partnership units	$ —	$ —	$ 9,060	$ —
Acquisition of real estate for common stock and operating partnership units	$ 44,190	$ 9,035	$ —	$ —
Assumption of net mortgage debt in connection with property acquisitions	$ 79,670	$ 114,546	$ 51,748	$ —
Assets received in connection with property acquisitions	$ 772	$ 693	$ 705	$ —
Liabilities assumed in connection with property acquisitions	$ 9,526	$ 4,578	$ 3,530	$ —
Dispositions of real estate assets classified as a 1031 exchange (net of gain on sale of real estate of $4,518)	$ —	$ 35,790	$ —	$ —
Acquisition of real estate assets classified as a 1031 exchange	$ —	$ 39,300	$ —	$ —
Common stock dividends payable	$ 7,297	$ 4,847	$ 1,880	$ —
Preferred stock dividends payable	$ 2,287	$ 729	$ —	$ —
OP unit distributions payable	$ 189	$ 225	$ 77	$ —
Conversion of note payable to contribution from non-controlling interests	$ —	$ 587	$ —	$ —
Accrued additions to operating and development properties	$ 2,705	$ 3,385	$ 773	$ —
Change in unrealized loss on interest rate swaps	$ 344	$ 576	$ 388	$ —
Change in unrealized gain on marketable securities	$ 92	$ 92	$ —	$ —
OP unit redemptions (common stock)	$ 6,090	$ —	$ —	$ —
Investment in unconsolidated entities	$ 1,506	$ —	$ —	$ —
Exchange of notes receivable for real estate	$ —	$ —	$ 33,400	$ —

The accompanying notes are an integral part of these consolidated and combined financial statements.

EXCEL TRUST, INC. AND
EXCEL TRUST, INC. PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Organization:

Excel Trust, Inc. (the "Company") was incorporated in the State of Maryland on December 15, 2009. On April 28, 2010, the Company completed an initial public offering (the "Offering") of 15,000,000 shares of its common stock at an aggregate public offering price of $210.0 million. In connection with the Offering, the Company and its operating partnership subsidiary, Excel Trust, L.P. (the "Operating Partnership"), for which the Company is the sole general partner, together with the partners and members of the affiliated partnerships and limited liability companies of Excel Trust, Inc. Predecessor ("ETP" or the "Predecessor") and other parties which hold direct or indirect ownership interests in the Properties (defined below) engaged in certain formation transactions (the "Formation Transactions"). The Formation Transactions were designed to (1) continue the operations of ETP, (2) enable the Company to raise the necessary capital to acquire increased interests in certain of the Properties, (3) provide capital for future acquisitions, (4) fund certain development costs at the Company's development property, (5) establish a capital reserve for general corporate purposes, and (6) fund future joint venture capital commitments.

Following the Offering, ETP was contributed to the Company and the Operating Partnership in exchange for 507,993 shares of the Company's common stock and 641,062 partnership interests (the "OP units"). The exchange of entities or interests therein for shares of common stock of the Company and OP units has been accounted for as a reorganization of entities under common control, and accordingly, the related assets and liabilities of ETP have been reflected at their historical cost basis. The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), beginning with its taxable year ended December 31, 2010.

ETP, which was not a legal entity but rather a combination of real estate entities and operations, was engaged in the business of owning, managing, leasing, acquiring and developing commercial real estate, consisting of retail properties, an office property and undeveloped land (the "Properties"). The Properties are located in South Carolina, Tennessee, California and Utah. During the periods presented in the accompanying combined financial statements prior to the Offering, ETP was the general partner or managing member of the real estate entities that directly or indirectly own the Properties, and ETP had responsibility for the day-to-day operations of such entities. The ultimate owners of ETP were Mr. Gary B. Sabin and certain others who had non-controlling interests.

The Company is a vertically integrated, self-administered, self-managed real estate firm with the principal objective of acquiring, financing, developing, leasing, owning and managing value oriented community and power centers, grocery anchored neighborhood centers and freestanding retail properties. It conducts substantially all of its business through the Operating Partnership (together with Excel Trust, Inc. referred to collectively as the "Company"). The Company seeks investment opportunities throughout the United States, but focuses on the Northeast, Northwest and Sunbelt regions. The Company generally leases anchor space to national and regional supermarket chains, big-box retailers and select national retailers that frequently offer necessity and value oriented items and generate regular consumer traffic.

Excel Trust, Inc. is the sole general partner of the Operating Partnership and, as of December 31, 2012, owned a 97.3% interest in the Operating Partnership. The remaining 2.7% interest in the Operating Partnership is held by limited partners. Each partner's percentage interest in the Operating Partnership is determined based on the number of OP units owned as compared to total OP units (and potentially issuable OP units, as applicable) outstanding as of each period end and is used as the basis for the allocation of net income or loss to each partner.

2. Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying consolidated and combined financial statements of the Company include all the accounts of the Company and all entities in which the Company has a controlling interest. The exchange of Predecessor controlling and non-controlling interests for shares of the Company's common stock and OP Units has been reflected on the Predecessor historical cost basis as a reorganization of entities under common control. The Predecessor's combined financial statements reflect presentation of properties on a combined historical cost basis because of their common ownership. All significant intercompany balances and transactions have been eliminated in consolidation and combination.

The Company is required to continually evaluate its variable interest entity ("VIE") relationships and consolidate investments in these entities when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity where either (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance or (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, the Company considers the form of ownership interest, voting interest, the size of the investment (including loans) and the rights of other investors to participate in policy making decisions, to replace or remove the manager and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE.

The significant accounting policies discussed as follows are consistent between the Company and the Predecessor.

Cash and Cash Equivalents:

The Company and ETP consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value, due to their short term maturities.

Restricted Cash:

Restricted cash comprises impound reserve accounts for property taxes, insurance, capital improvements and tenant improvements.

Accounts Payable and Other Liabilities:

Included in accounts payable and other liabilities is deferred rent in the amount of $4.4 million and $3.0 million at December 31, 2012 and 2011, respectively.

Revenue Recognition:

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, the Company evaluates whether the Company or the lessee is the owner, for accounting purposes, of the tenant improvements. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements is highly subjective and determines the nature of the leased asset and when revenue recognition under a lease begins. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

All leases are classified as operating leases and minimum rental revenues are recognized on a straight-line basis over the terms of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-line rent adjustment." Rental income was increased by $3.1 million, $2.0 million, and $580,000 in the years ended December 31, 2012, 2011 and 2010, respectively, due to the straight-line rent adjustment. Percentage rent is recognized after tenant sales have exceeded defined thresholds (if applicable) and was $720,000, $271,000 and $46,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other operating expenses are recognized as revenues in the period the applicable expenses are incurred or as specified in the leases. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenue on a straight-line basis over the term of the related leases.

Total estimated minimum rents under non-cancelable operating tenant leases in effect at December 31, 2012 were as follows (in thousands):

2013	$ 77,606
2014	73,853
2015	65,099
2016	56,303
2017	50,430
Thereafter	249,526
	$572,817

Property:

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes and related costs and other direct costs incurred during the period of development. The Company capitalizes costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with any remaining portion under construction. In March 2012, the Company reclassified the majority of construction in progress costs relating to two non-operating properties into the corresponding buildings, site improvements and tenant improvements financial statement line items upon substantial completion of development activities.

Maintenance and repairs expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using the straight-line method over the estimated lives of the assets as follows:

Building and improvements	15 to 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed:

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. This assessment considers expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenants' ability to perform their duties and pay rent under the terms of the leases. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense, expected to result from the long-lived asset's use and eventual disposition. The Company's evaluation as to whether impairment may exist, including estimates of future anticipated cash flows, are highly subjective and could differ materially from actual results in future periods. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. Although the Company's strategy is to hold its properties over a long-term period, if the strategy changes or market conditions dictate that the sale of properties at an earlier date would be preferable, a property may be classified as held for sale and an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair value less cost to sell. There was no impairment recorded for the years ended December 31, 2012, 2011 or 2010.

Investments in Unconsolidated Entities:

The Company evaluates its investments in unconsolidated entities to determine whether such entities may be a VIE and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support provided by any parties or (2) as a group, the holders of the equity investment lack one or more of the essential characteristics of a controlling financial interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, the Company considers the form of ownership interest, voting interest, the size of the investment (including loans) and the rights of other investors to participate in policy making decisions, to replace or remove the manager and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE.

If the foregoing conditions do not apply, the Company considers whether a general partner or managing member controls an unconsolidated entity. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company or otherwise remove the general partner or managing member without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or company. If these criteria are not met and the Company is the general partner or the managing member, as applicable, the consolidation of the unconsolidated entity is required.

Investments over which the Company exercises significant influence, but does not control are not consolidated, but are accounted for under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for the Company's portion of earnings or losses and for cash contributions and distributions. Under the equity method of accounting, the Company's investment is reflected in the consolidated balance sheets and its share of net income or loss is included in the consolidated and combined statements of income.

Investments in Equity Securities:

The Company, through its Operating Partnership, may hold investments in equity securities in certain publicly-traded companies. The Company does not acquire investments for trading purposes and, as a result, all of the Company's investments in publicly-traded companies are considered "available-for-sale" and are recorded at fair value. Changes in the fair value of investments classified as available-for-sale are recorded in other comprehensive income. The fair value of the Company's equity securities in publicly-traded companies is determined based upon the closing trading price of the equity security as of the balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. For all investments in equity securities, if a decline in the fair value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to earnings. The factors that the Company considers in making these assessments include, but are not limited to, severity and duration of the unrealized loss, market prices, market conditions, the occurrence of ongoing financial difficulties, available financing, new product initiatives and new collaborative agreements.

Investments in equity securities, which are included in other assets on the accompanying consolidated balance sheets, consisted of the following (in thousands):

	December 31,	
	2012	2011
Equity securities, initial cost basis	$—	$9,072
Gross unrealized gains	—	138
Gross unrealized losses	—	(46)
Equity securities, fair value(1)	$—	$9,164

(1) Determination of fair value is classified as Level 1 in the fair value hierarchy based on the use of quoted prices in active markets (see section entitled "Fair Value of Financial Instruments" that follows herein).

During the year ended December 31, 2012, the Company sold all of its investments in equity securities, comprising 370,692 shares of preferred stock (including 138,157 shares of preferred stock redeemed by the issuing company) based on a specific identification of the shares sold. The sales resulted in net proceeds of approximately $9.4 million and the recognition of a gain on sale of approximately $171,000, which is included in other income in the accompanying consolidated and combined statements of operations.

Share-Based Payments:

All share-based payments to employees are recognized in earnings based on their fair value on the date of grant. Through December 31, 2012, the Company has awarded only restricted stock awards under its incentive award plan, which are based on shares of the Company's common stock. The fair value of equity awards that include only service or performance vesting conditions is determined based on the closing market price of the underlying common stock on the date of grant. The fair value of equity awards that include one or more market vesting conditions is determined based on the use of a widely accepted valuation model. The fair value of equity grants is amortized to general and administrative expense ratably over the requisite service period for awards that include only service vesting conditions and utilizing a graded vesting method (an accelerated vesting method in which the majority of compensation expense is recognized in earlier periods) for awards that include one or more market vesting conditions, adjusted for anticipated forfeitures.

Mortgage Loan Receivables:

Mortgage loan receivable consists of loans originated by the Company. Mortgage loan receivables are recorded at stated principal amounts net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgage loan receivables are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs and amortizes them as an adjustment of the loan's yield over the term of the related loan. The Company evaluates the collectability of both interest and principal on each loan to determine whether it is impaired. A loan is considered to be impaired, when based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded receivable to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the value of the underlying collateral if the loan is collateralized. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized on a cash basis.

Purchase Accounting:

The Company, with the assistance of independent valuation specialists, records the purchase price of acquired properties to tangible and identified intangible assets and liabilities based on their respective fair values. Tangible assets (building and land) are recorded based upon the Company's determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered include an estimate of carrying costs during the expected lease-up periods taking into account current market conditions and costs to execute similar leases. The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, site improvements and leasing costs are based upon current market replacement costs and other relevant market rate information. Additionally, the purchase price of the applicable property is recorded to the above- or below-market value of in-place leases, the value of in-place leases and above- or below-market value of debt assumed, as applicable.

The value recorded to the above- or below-market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between: (1) the contractual amounts to be paid pursuant to the lease over its remaining term, and (2) the Company's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts recorded to above-market leases are included in lease intangible assets, net in the Company's accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term of the acquired leases with each property. The amounts recorded to below-market lease values are included in lease intangible liabilities, net in the Company's accompanying consolidated balance sheets and amortized to rental income over the remaining non-cancelable lease term plus any below-market fixed price renewal options of the acquired leases with each property.

The value recorded to above- or below-market debt is determined based upon the present value of the difference between the cash flow stream of the assumed mortgage and the cash flow stream of a market rate mortgage. The amounts recorded to above- or below-market debt are included in mortgage payables, net in the Company's accompanying consolidated balance sheets and are amortized to interest expense over the remaining term of the assumed mortgage.

Tenant receivables:

Tenant receivables and deferred rent are carried net of the allowances for uncollectible current tenant receivables and deferred rent. An allowance is maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company maintains an allowance for deferred rent receivable arising from the straight-lining of rents. Such allowance is charged to bad debt expense, which is included in other operating expenses on the accompanying consolidated and combined statement of operations. The Company's determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant's financial condition, security deposits, letters of credit, lease guarantees, current economic conditions and other relevant factors. At December 31, 2012 and 2011, the Company had $719,000 and $631,000, respectively, in allowances for uncollectible accounts as determined to be necessary to reduce receivables to the estimate of the amount recoverable. During the years ended December 31, 2012 and 2011 and for the periods from April 28, 2010 to December 31, 2010 and January 1, 2010 to April 27, 2010, $690,000, $800,000, $348,000 and $16,000, respectively, of receivables were charged to bad debt expense.

Non-controlling Interests

Non-controlling interest represents the portion of equity that the Company does not own in those entities it consolidates, including OP units not held by the Company. In conjunction with the Formation Transactions, interests in four properties were contributed in exchange for 641,062 OP units. In March 2011, 764,343 OP units were issued in connection with the acquisition of the Edwards Theatres property (see Note 3). In October 2012, 411,184 OP units were issued in connection with the acquisition of the West Broad Village property (see Note 3).

During the year ended December 31, 2012, a total of 571,570 OP units related to the Edwards Theatres acquisition were tendered to the Company for redemption, resulting in the issuance of 509,694 shares of common stock and cash payments totaling $1.9 million. The OP units were redeemed for common stock (or the cash equivalent) on a one-to-one basis, with additional common stock and cash consideration provided as a result of the accompanying additional redemption obligation that guaranteed consideration equal to $14.00 per OP unit on the date of redemption (see Note 3). At December 31, 2012, 192,773 OP units related to the Edwards Theatres acquisition remained outstanding.

OP units not held by the Company are reflected as non-controlling interests in the Company's consolidated and combined financial statements. The OP units not held by the Company may be redeemed by the holder for cash. The Company, at its option, may satisfy the redemption obligation with common stock on a one-for-one basis, which has been further evaluated to determine that permanent equity classification on the balance sheet is appropriate.

Concentration of Risk:

The Company maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the periods, the Company and ETP had deposits in excess of the FDIC insurance limit.

In the years ended December 31, 2012 and 2011 and in the period from April 28, 2010 to December 31, 2010, no tenant accounted for more than 10% of the Company's revenues. In the period from January 1, 2010 to April 27, 2010, one tenant accounted for 29.1% of the Predecessor's revenues.

At December 31, 2012 and 2011, the Company's gross real estate assets in the states of Arizona, California and Virginia represented approximately 16.6%, 16.5% and 14.6% of the Company's total assets, respectively. For the year ended December 31, 2012, the Company's revenues derived from properties located in the states of California, Arizona, Texas and Alabama represented approximately 24.7%, 22.1%, 10.5% and 10.2% of the Company's total revenues, respectively.

Management Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The Company measures financial instruments and other items at fair value where required under GAAP, but has elected not to measure any additional financial instruments and other items at fair value as permitted under fair value option accounting guidance.

Fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, there is a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company has used interest rate swaps to manage its interest rate risk (see Note 11). The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives classified as cash flow hedges fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012, the Company has determined that the impact of the credit valuation adjustments on the overall valuation of its derivative positions is not significant. As a result, the Company has determined that its valuations related to derivatives classified as cash flow hedges in their entirety are classified in Level 2 of the fair value hierarchy (see Note 18).

Changes in the fair value of financial instruments (other than derivative instruments for which an effective hedging relationship exists and available-for-sale securities) are recorded as a charge against earnings in the consolidated and combined statements of operations in the period in which they occur. The Company estimates the fair value of financial instruments at least quarterly based on current facts and circumstances, projected cash flows, quoted market prices, and other criteria (primarily utilizing Level 3 inputs). The Company may also utilize the services of independent third-party valuation experts to estimate the fair value of financial instruments, as necessary.

The Company's investments in equity securities fall within Level 1 of the fair value hierarchy as the Company utilizes observable market-based inputs, based on the closing trading price of securities as of the balance sheet date, to determine the fair value of the investments.

Derivative Instruments:

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, from time to time the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

In addition, from time to time the Company may execute agreements in connection with business combinations that include embedded derivative instruments as part of the consideration provided to the sellers of the properties. Although these embedded derivative instruments are not intended as hedges of risks faced by the Company, they can provide additional consideration to the Company's selling counterparties and may be a key component of negotiations.

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The Company records all derivative instruments on the consolidated balance sheets at their fair value. In determining the fair value of derivative instruments, the Company also considers the credit risk of its counterparties, which typically constitute larger financial institutions engaged in providing a wide variety of financial services. These financial institutions generally face similar risks regarding changes in market and economic conditions, including, but not limited to, changes in interest rates, exchange rates, equity and commodity pricing and credit spreads.

Accounting for changes in the fair value of derivative instruments depends on the intended use of the derivative, whether it has been designated as a hedging instrument and whether the hedging relationship has continued to satisfy the criteria to apply hedge accounting. For derivative instruments qualifying as cash flow hedges, the effective portion of changes in the fair value is initially recorded in Accumulated Other Comprehensive Income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in the cash flows of the derivative hedging instrument with the changes in the cash flows of the hedged item or transaction.

The Company formally documents the hedging relationship for all derivative instruments, has accounted for its interest rate swap agreements as cash flow hedges and does not utilize derivative instruments for trading or speculative purposes.

Recent Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amended Accounting Standards Codification Topic 820, Fair Value Measurement. The objective of this guidance is to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. The guidance further explains how to measure fair value, but does not require additional fair value measurements. ASU 2011-04 is to be applied prospectively for fiscal years and interim periods within those years beginning after December 15, 2011. The Company's adoption of this guidance effective January 1, 2012 resulted in additional disclosures in the notes to the Company's consolidated and combined financial statements, but did not have a material quantitative effect.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment ("ASU 2012-02"). The amendments in this update provide an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. ASC 2012-02 is effective for fiscal years and interim periods beginning after September 15, 2012. The Company does not expect the adoption of ASU 2012-02 on January 1, 2013 to have a material impact on its consolidated financial position or results of operations.

In January 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). The amendments in this update require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from accumulated other comprehensive income by the net income line item. The Company does not expect the adoption of ASU 2013-02 on January 1, 2013 to have a material impact on its consolidated financial position or results of operations.

3. Acquisitions

The Company completed twelve acquisitions (primarily in the Retail property operating segment) in the year ended December 31, 2012, which were acquired for cash unless specified below (in thousands):

Consolidated Property	Date Acquired	Location	Debt Assumed
Promenade Corporate Center	January 23, 2012	Scottsdale, AZ	$ —
EastChase Market Center	February 17, 2012	Montgomery, AL	—
Lake Pleasant Pavilion	May 16, 2012	Peoria, AZ	28,250
Chimney Rock	August 30, 2012	Odessa, TX	—
Pavilion Crossing	October 1, 2012	Brandon, FL	—
Dellagio[2]	October 19, 2012	Orlando, FL	—
Lake Burden Shoppes[1]	October 19, 2012	Orlando, FL	—
Meadow Ridge Plaza[1]	October 19, 2012	Orlando, FL	—
Shoppes of Belmere[1]	October 19, 2012	Orlando, FL	—
West Broad Village[1]	October 19, 2012	Richmond, VA	50,000

Unconsolidated Property	Date Acquired	Location	Debt Assumed
La Costa Town Center[2]	February 29, 2012	Carlsbad, CA	—
The Fountains at Bay Hill[1]	October 19, 2012	Orlando, FL	11,985

The following provides a summary of the recorded purchase price for the 2012 acquisitions (dollars in thousands).

Consolidated Property	Building	Land	Above-Market Lease	Below-Market Lease	In-Place Lease	Debt (Premium)/ Discount	Other	Purchase Price
Promenade Corporate Center[3]	$ 44,465	$ 4,477	$ 781	$ (749)	$ 3,279	$ —	$ —	$ 52,253
EastChase Market Center	19,567	4,215	360	(1,296)	1,804	—	—	24,650
Lake Pleasant Pavilion	28,127	9,958	2,857	(184)	2,412	(1,420)	—	41,750
Chimney Rock[4]	14,089	7,368	—	(2,291)	2,532	—	2,106	23,804
Pavilion Crossing	9,268	3,729	153	(1,344)	1,490	—	—	13,296
Dellagio[5]	20,501	16,610	1,264	(2,536)	4,265	—	—	40,104
Lake Burden Shoppes[5]	4,020	3,981	—	(79)	601	—	—	8,523
Meadow Ridge Plaza[5]	4,853	3,970	355	(251)	802	—	—	9,729
Shoppes of Belmere[5]	5,122	4,701	166	(1,160)	864	—	—	9,693
West Broad Village[5][6]	138,575	24,339	2,375	(6,434)	10,049	—	2,398	171,302
Total	$288,587	$83,348	$8,311	$(16,324)	$28,098	$(1,420)	$4,504	$395,104
Remaining useful life[7]			76	169	105	65		

UnConsolidated Property	Building	Land	Above-Market Lease	Below-Market Lease	In-Place Lease	Debt (Premium)/ Discount	Other	Purchase Price
La Costa Town Center[2]	$15,054	$ 8,383	$ 86	$(2,069)	$2,046	$—	$—	$23,500
The Fountains at Bay Hill[5][8]	9,029	9,905	249	(1,030)	1,653	—	—	19,806
Total	$24,083	$18,288	$335	$(3,099)	$3,699	$—	$—	$43,306
Remaining useful life[7]			34	106	55			

(1) On October 19, 2012, the Company completed the acquisition of a portfolio of five retail shopping centers and a 50% tenant-in-common interest in a sixth retail shopping center (an unconsolidated property, The Fountains at Bay Hill), which are located in Florida and Virginia. The purchase price of $259.2 million

includes $192.1 million in cash paid, the assumption of $62.0 million in mortgage notes (including $12.0 million at The Fountains at Bay Hill) and the issuance of 411,184 OP units with a fair value of approximately $5.1 million based on a closing price of $12.36 per share of common stock on the date of acquisition.

Five of the shopping centers are located in Orange County, Florida and comprise a total of approximately 319,000 square feet of gross leasable area ("GLA") (the shopping center in which the Company has a 50% tenant-in-common interest comprises approximately 104,000 square feet of GLA). The sixth retail shopping center is located in Richmond, Virginia and comprises approximately 386,000 square feet of retail and commercial GLA, with an additional 339 apartment units on the upper levels of the shopping center. The Company has an agreement to purchase the remaining 50% tenant-in-common interest in the Florida shopping center if certain approvals are obtained. The Company's proportionate share of the assets purchased and liabilities and debt assumed with the acquisition of The Fountains at Bay Hill property are reflected on the accompanying consolidated balance sheets as an investment in unconsolidated entities (for more details, see Note 14).

In connection with the acquisition of one of the Florida properties, the Company entered into a put option whereby it may resell the property to the former owner after a period of five years for a price equal to the original purchase price. The Company has estimated the asset to have a value of approximately $363,000 based on the fair value of the put option as of the date of acquisition. In addition, the Company has entered into a call option related to the acquisition of another Florida property whereby the former owner may purchase approximately 13,000 square feet of GLA currently utilized as its headquarters during a three-year period. The Company will account for the underlying lease as a direct finance lease and will continue to reflect the corresponding premises as leased and occupied until such time as the call option is exercised by the former owner. In connection with the acquisition, the value associated with the acquired building has been recorded net of the estimated fair value of the call option of $4.3 million.

(2) In September 2012, the La Costa Town Center property was contributed in exchange for proceeds of approximately $21.2 million to a newly-formed entity, GEM LLC, in which the Company holds a 20% ownership interest (see Note 14). The Company accounts for its remaining equity ownership in the property in a manner similar to the equity method of accounting, which is reflected in the accompanying consolidated balance sheets as an investment in unconsolidated entities.

(3) The purchase price of $52.3 million reflects $13.9 million in cash paid and the issuance of 3,230,769 shares of common stock with a fair value of approximately $39.1 million based on a closing price of $12.11 per share on the date of acquisition. The purchase price noted above is net of master lease agreements between the Company and the seller in the amount of $772,000 (included in other assets on the accompanying consolidated balance sheets) based on the estimated fair value of funds expected to be received from escrow in connection with the acquisition. Payments under the master lease agreements commence upon the expiration of two existing leases in June 2012 and February 2013 (with terms through May 2013 and January 2015, respectively) unless the related spaces are re-leased with base rents equaling or exceeding the master lease payments. In addition, the seller has agreed to reimburse the Company for any expenditures resulting from tenant improvements or leasing commissions related to the spaces to the extent that funds remain available pertaining to the master lease agreements. See Note 18 for a discussion of changes in the fair value of this asset after the initial acquisition.

(4) The purchase price of $23.8 million noted above includes a long-term asset recognized at acquisition with a valuation of approximately $3.0 million (included in other assets) and a long-term liability with a preliminary valuation of approximately $906,000 (included in accounts payable and other liabilities). The long-term asset and the long-term liability reflect the estimated fair value of funds expected to be received pursuant to an economic development agreement executed between the previous owner of the property and the City of Odessa and the portion of such funds that is owed to a third party. As a result of the agreement, the Company is eligible to receive a refund of up to $5.1 million in municipal sales taxes generated by retail sales at the property over a period of up to 15 years. Both the long-term asset and the long-term liability will be accreted to their respective gross balances of $5.1 million and $1.0 million, respectively, over periods of 14 years and three years, respectively.

(5) As of December 31, 2012, the purchase price allocation related to the acquisition of these properties is preliminary and the final purchase price allocation will be determined pending the receipt of information necessary to complete the valuation of assets and liabilities, which may result in a change from the initial estimates.
(6) Amount indicated as other for the West Broad Village acquisition includes approximately $2.4 million of furniture, fixtures and equipment associated with 339 apartment units on the property.
(7) Weighted-average remaining useful life (months) for recorded intangible assets and liabilities as of the date of acquisition.
(8) Amount of assets acquired and liabilities assumed for The Fountains at Bay Hill property reflect the Company's 50% tenant-in-common interest in the property. These balances, as well as the Company's $12.0 million proportionate share of the outstanding indebtedness at the property, are reflected as investment in unconsolidated entities on the accompanying consolidated balance sheets.

The Company completed six acquisitions in the year ended December 31, 2011, which were acquired for cash unless specified below (in thousands):

Property	Date Acquired	Location	Debt Assumed
Edwards Theatres	March 11, 2011	San Marcos, CA	$12,418
Rite Aid[1]	March 22, 2011	Vestavia Hills, AL	1,452
Gilroy Crossing	April 5, 2011	Gilroy, CA	48,009
The Promenade	July 11, 2011	Scottsdale, AZ	52,150
Anthem Highlands	December 1, 2011	Las Vegas, NV	—
The Crossings of Spring Hill	December 19, 2011	Spring Hill, TN	—

The following provides a summary of the recorded purchase price for the 2011 acquisitions (dollars in thousands).

	Building	Land	Above-Market Lease	Below-Market Lease	In-Place Lease	Debt (Premium)/ Discount	Purchase Price
Edwards Theatres[1]	$ 13,600	$10,283	$ —	$ (405)	$ 3,109	$(437)	$ 26,150
Rite Aid[2]	1,474	550	—	—	347	—	2,371
Gilroy Crossing	39,890	22,520	620	(3,038)	8,442	—	68,434
The Promenade	47,202	51,024	4,500	(3,879)	11,178	—	110,025
Anthem Highlands	9,819	5,929	1,028	(186)	910	—	17,500
The Crossings of Spring Hill	23,196	5,103	106	(1,039)	3,634	—	31,000
Total	$135,181	$95,409	$6,254	$(8,547)	$27,620	$(437)	$255,480
Remaining useful life[3]			67	96	70	35	

(1) In addition to the cash consideration paid in connection with the acquisition, 764,343 OP units were issued with a fair value of $11.82 per unit at the time of issuance. These OP units are redeemable for cash or, at the Company's election, for shares of the Company's common stock. If the redemption takes place during the period from March 2012 through March 2013 and the price of shares of the Company's common stock is less than $14.00 per share at the date of redemption, the Company must issue additional shares or cash for the difference. The Company originally recorded a liability of approximately $4.2 million within accounts payable and other liabilities on the accompanying consolidated balance sheets to reflect the estimated fair value of this redemption provision (see Note 18 for a discussion of changes in the fair value of this liability and OP unit redemptions occurring after the initial acquisition).
(2) Rite Aid is an outparcel to Vestavia Hills City Center and not considered to be a separate property. A gain of $937,000 was recognized on the acquisition of this property, which represented the difference between the fair value at the date of closing and the price paid.
(3) Weighted-average remaining useful life (months) for recorded intangible assets and liabilities as of the date of acquisition.

The Company completed 19 acquisitions in the year ended December 31, 2010, which were acquired for cash unless specified below (in thousands):

Property	Date Acquired	Location	Debt Assumed
500 South Hulen	May 12, 2010	Fort Worth, TX	$14,200
Jewel-Osco	May 14, 2010	Morris, IL	—
Walgreens (North Corbin)	May 24, 2010	Corbin, KY	—
Walgreens (South Corbin)	May 24, 2010	Corbin, KY	—
Walgreens (Barbourville)	May 24, 2010	Barbourville, KY	—
Shop'n Save	May 28, 2010	Ballwin, MO	—
Walgreens (Beckley)	June 17, 2010	Beckley, WV	—
Lowe's	June 22, 2010	Shippensburg, PA	14,300
Plaza at Rockwall	June 29, 2010	Rockwall, TX	—
Merchant Central	June 30, 2010	Milledgeville, GA	4,700
Mariner's Point	July 20, 2010	St. Mary's, GA	3,500
Grant Creek Town Center	August 27, 2010	Missoula, MT	16,200
Vestavia Hill City Center	August 30, 2010	Vestavia Hills, AL	—
Brandywine Crossing	October 1, 2010	Brandywine, MD	—
Rosewick Crossing	October 1, 2010	La Plata, MD	—
Shops at Foxwood	October 19, 2010	Ocala, FL	—
Walgreens (Princeton)	October 28, 2010	Princeton, WV	—
Northside Plaza	November 15, 2010	Dothan, AL	—
Park West Place	December 14, 2010	Stockton, CA	—

The following provides a summary of the recorded purchase price for the 2010 acquisitions (dollars in thousands).

	Building	Land	Above Market Lease	Below Market Lease	In-Place Lease	Debt (Premium)/ Discount	Purchase Price
Plaza at Rockwall	$ 21,247	$ 14,941	$ 78	$(2,306)	$ 6,791	$ —	$ 40,751
Vestavia Hills City Center	18,955	7,806	1,346	(635)	5,917	—	33,389
Brandywine Crossing	18,621	20,047	752	(518)	5,532	—	44,434
Park West Place	37,991	41,287	4,102	(978)	10,098	—	92,500
Other Property Acquisitions	88,064	54,220	1,811	(2,666)	19,043	1,167	161,639
Total	$184,878	$138,301	$8,089	$(7,103)	$47,381	$1,167	$372,713
Remaining useful life[(1)]			86	122	105	76	

(1) Weighted-average remaining useful life (months) for recorded intangible assets and liabilities as of the date of acquisition.

The Company recorded revenues and net income for the year ended December 31, 2012 of $15.7 million and $1.3 million, respectively, related to the 2012 acquisitions. The Company recorded revenues and net income for the year ended December 31, 2011 of $13.1 million and $158,000 respectively, related to the 2011 acquisitions. The Company recorded revenues and a net loss for the period from April 28, 2010 to December 31, 2010 of $10.9 million and $434,000 respectively, related to the 2010 acquisitions (excluding the six properties acquired in 2010 and subsequently sold in June 2011, which are reflected in discontinued operations in the accompanying consolidated and combined statements of operations — see Note 13).

The following unaudited pro forma information for the years ended December 31, 2012 and 2011 has been prepared to reflect the incremental effect of the properties acquired in 2012 and 2011 as if such acquisitions had occurred on January 1, 2010 (in thousands).

	Years Ended December 31,		
	2012	2011	2010
Revenues	$106,053	$104,249	$103,466
Net income[1]	2,512	5,337	3,122

[1] The pro forma results for the years ended December 31, 2012 and 2011 were adjusted to exclude non-recurring acquisition costs relating to the 2012 and 2011 acquisitions of approximately $919,000 and $805,000, respectively. The pro forma results for the year ended December 31, 2010 were adjusted to include non-recurring acquisition costs of approximately $1.7 million related to the 2012 and the 2011 acquisitions. A portion of the 2012 acquisitions were funded by proceeds from the Series B preferred stock offering and a portion of the 2011 acquisitions were funded by proceeds from the Series A preferred stock offering (discussed in Note 12 below). However, pro forma net income for the years ended December 31, 2012 and 2011 is not adjusted for this funding as the assumed Series A and Series B preferred stock quarterly dividends of approximately $875,000 and $1.9 million, respectively, are not included in the determination of net income (this funding is included only as a reduction of net income (loss) attributable to the common stockholders).

4. Lease Intangible Assets, Net

Lease intangible assets, net consisted of the following at December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
In-place leases, net of accumulated amortization of $20.7 million and $11.8 million as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 82 and 83 months as of December 31, 2012 and 2011, respectively)	$50,666	$44,356
Above-market leases, net of accumulated amortization of $5.2 million and $2.6 million as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 70 and 75 months as of December 31, 2012 and 2011, respectively)	15,888	11,056
Leasing commissions, net of accumulated amortization of $4.9 million and $2.8 million as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 111 and 113 months as of December 31, 2012 and 2011, respectively)	19,092	13,144
	$85,646	$68,556

Estimated amortization of lease intangible assets as of December 31, 2012 and for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$19,463
2014	14,691
2015	10,572
2016	7,782
2017	6,798
Thereafter	26,340
Total	$85,646

Amortization expense recorded on the lease intangible assets for the years ended December 31, 2012 and 2011 and for the periods from April 28, 2010 to December 31, 2010 and January 1, 2010 to April 27, 2010 was $19.8 million, $14.2 million, $3.3 million and $152,000, respectively. Included in these amounts are $3.4 million, $2.0 million, $353,000 and $17,000, respectively, of amortization recorded against rental revenue in the Company and ETP's combined statements of operations for above-market leases.

5. Lease Intangible Liabilities, Net

Lease intangible liabilities, net consisted of the following at December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Below-market leases, net of accumulated amortization of $5.0 million and $2.5 million as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 134 and 106 months as of December 31, 2012 and 2011, respectively)	$26,455	$13,843

Amortization recorded on the lease intangible liabilities for the years ended December 31, 2012 and 2011 and for the periods from April 28, 2010 to December 31, 2010 and January 1, 2010 to April 27, 2010 was $3.4 million, $1.9 million, $495,000 and $38,000, respectively. These amounts were recorded to rental revenue in the Company and ETP's combined statements of operations.

Estimated amortization of lease intangible liabilities as of December 31, 2012 and for each of the next five years and thereafter is as follows (in thousands):

Year	Amount
2013	$ 3,353
2014	3,037
2015	2,563
2016	2,222
2017	2,109
Thereafter	13,171
Total	$26,455

6. Variable Interest Entities

Consolidated Variable Interest Entities

Included within the consolidated and combined financial statements is the 50% owned joint venture with AB Dothan, LLC, that is deemed a VIE, and for which the Company is the primary beneficiary as it has the power to direct activities that most significantly impact the economic performance of the VIE. The joint venture's activities principally consist of owning and operating a neighborhood retail center with 171,670 square feet of gross leasable area located in Dothan, Alabama.

As of December 31, 2012 and 2011, total carrying amount of assets was approximately $15.9 million and $16.5 million, respectively, which includes approximately $13.6 million and $14.0 million, respectively, of real estate assets. As of December 31, 2012 and 2011, the total carrying amount of liabilities was approximately $14.3 million and $14.6 million, respectively.

Unconsolidated Variable Interest Entities

On December 9, 2010, the Company loaned $2.0 million to an unaffiliated borrower which has been identified as a VIE. In June 2012, the counterparty repaid the loan in full. The Company did not consolidate the VIE because it did not have the ability to control the activities that most significantly impacted the VIE's economic performance. See Note 7 for an additional description of the nature, purposes and activities of the Company's VIE and interests therein.

7. Mortgage Loan and Note Receivable

On December 9, 2010, the Company loaned $2.0 million to an unaffiliated borrower. The proceeds were used to facilitate the land acquisition and development of a shopping center anchored by Publix in Brandon, Florida. The loan was secured with a second mortgage trust deed on the property and was personally guaranteed by members of the borrower. In June 2012, the mortgage loan receivable was repaid in full, including interest accrued through the date of repayment.

In connection with the loan, the Company entered into a purchase and sale agreement to acquire this property upon completion of development, at the Company's election. In June 2012, the Company executed an amendment whereby the closing date for the potential acquisition was extended through December 31, 2012. On October 1, 2012, the Company completed the acquisition of the retail shopping center with 68,000 square feet of GLA in Brandon, Florida for a purchase price of approximately $13.1 million.

In June 2012, the Company extended a note receivable in the amount of $750,000 to a third party. The note receivable bears interest at 10.0% per annum, with the principal and accrued interest due upon maturity in June 2014. The loan is recourse to the borrower. The balance is included in other assets on the accompanying consolidated balance sheets.

8. Mortgages Payable, net

Mortgages payable at December 31, 2012 and December 31, 2011 consist of the following (in thousands):

	Carrying Amount of Mortgage Notes					
Property Pledged as Collateral	December 31, 2012	December 31, 2011	Contractual Interest Rate	Effective Interest Rate	Monthly Payment[1]	Maturity Date
Red Rock Commons[2]	$ 13,800	$ —	2.45%	2.45%	$ 28	2013
West Broad Village	50,000	—	2.75%	2.75%	115	2013
Five Forks Place	4,882	5,067	5.50%	5.50%	39	2013
Grant Creek Town Center	15,342	15,694	5.75%	5.75%	105	2013
Park West Place[3]	55,800	55,800	2.50%	3.66%	116	2013
Excel Centre	12,284	12,532	6.08%	6.08%	85	2014
Merchant Central	4,468	4,560	5.94%	6.75%	30	2014
Edwards Theatres	11,859	12,174	6.74%	5.50%	95	2014
Gilroy Crossing	46,646	47,409	5.01%	5.01%	263	2014
The Promenade	49,703	51,359	4.80%	4.80%	344	2015
5000 South Hulen	13,655	13,876	5.60%	6.90%	83	2017
Lake Pleasant Pavilion	28,176	—	6.09%	5.00%	143	2017
Rite Aid – Vestavia Hills	1,184	1,341	7.25%	7.25%	21	2018
Lowe's, Shippensburg	13,511	13,840	7.20%	7.20%	110	2031
Northside Mall[4]	12,000	12,000	0.14%	1.14%	1	2035
	$333,310	$245,652				
Less: discount[5]	625	(691)				
Mortgage notes payable, net	$333,935	$244,961				

(1) Amount represents the monthly payment of principal and interest at December 31, 2012.
(2) The maturity date for the Red Rock Commons construction loan may be extended for each of two one-year extension periods through March 2015 at the Company's option and upon the satisfaction of conditions precedent and the payment of an extension fee. The construction loan bears interest at the rate of LIBOR plus a margin of 220 basis points to 300 basis points, depending on the Company's leverage ratio (variable interest rate of 2.45% at December 31, 2012).
(3) The loan was amended in July 2012 and now bears interest at a rate of LIBOR plus 2.25% (variable interest rate of 2.50% at December 31, 2012). In December 2010, the Company entered into interest rate swap contracts, which fix LIBOR at an average of 1.41% for the term of the loan. The maturity date may be extended for an additional one-year period through December 2014 at the Company's option and upon the satisfaction of conditions precedent and the payment of an extension fee.
(4) The debt represents redevelopment revenue bonds to be used for the redevelopment of this property, which mature in November 2035. Interest is reset weekly and determined by the bond remarketing agent based on the market value of the bonds (interest rate of 0.14% at December 31, 2012). The interest rate on the bonds is currently priced off of the Securities Industry and Financial Markets Association index but could change based on the credit of the bonds. The bonds are secured by a $12.1 million letter of credit issued by the Company from the Company's unsecured revolving credit facility. An underwriter's discount related to the original issuance of the bonds with a remaining balance of $110,000 at December 31, 2012 will be amortized as additional interest expense through November 2035.
(5) Represents (a) the fair value adjustment on assumed debt on acquired properties at the time of acquisition to account for below- or above-market interest rates and (b) an underwriter's discount for the issuance of redevelopment bonds.

Total interest cost capitalized for the years ended December 31, 2012, 2011 and 2010 was $243,000, $411,000 and $106,000, respectively (interest cost capitalized for the year ended December 31, 2010 related to the Predecessor).

The Company's mortgage debt maturities as of December 31, 2012 and during the next five years is as follows (in thousands):

Year Ending December 31,	Amount
2013	$144,190
2014	76,749
2015	47,381
2016	1,341
2017	39,990
Thereafter	23,659
	$333,310

9. Notes Payable

On July 20, 2012, the Company entered into an amended and restated credit agreement, which provided an increase in borrowings available under its unsecured revolving credit facility to $250.0 million, decreased the fees pertaining to the unused capacity depending on utilization of the borrowing capacity, decreased the applicable interest rate and extended the maturity date. The Company has the ability from time to time to increase the size of the unsecured revolving credit facility by up to an additional $200.0 million for a total borrowing capacity of $450.0 million, subject to receipt of lender commitments and other conditions precedent. The amended maturity date is July 19, 2016 and may be extended for one additional year at the Company's option. The Company, among other things, is subject to covenants requiring the maintenance of (1) maximum leverage ratios on unsecured, secured and overall debt and (2) minimum fixed coverage ratios. At December 31, 2012, the Company believes that it was in compliance with all the covenants in the credit agreement.

The unsecured revolving credit facility bears interest at the rate of LIBOR plus a margin of 165 basis points to 225 basis points, depending on the Company's leverage ratio. The Company also pays a fee of 0.25% or 0.35% for any unused portion of the unsecured revolving credit facility, depending on the Company's utilization of the borrowing capacity. Borrowings from the unsecured revolving credit facility were $75.0 million at December 31, 2012 at a weighted-average interest rate of 1.87%. The Company issued a $12.1 million letter of credit from the unsecured revolving credit facility, which secures an outstanding $12.0 million bond payable for the Northside Mall. This bond is included with the mortgages payable on the Company's consolidated balance sheets. At December 31, 2012, there was approximately $162.9 million available for borrowing under the unsecured revolving credit facility.

10. Earnings Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average shares outstanding, as adjusted for the effect of participating securities. The Company's unvested restricted share awards are participating securities as they contain non-forfeitable rights to dividends. The impact of unvested restricted share awards on earnings (loss) per share has been calculated using the two-class method whereby earnings are allocated to the unvested restricted share awards based on dividends and the unvested restricted shares' participation rights in undistributed earnings (losses).

The calculation of diluted earnings per share for the year ended December 31, 2012 does not include 701,396 shares of unvested restricted common stock, 72,944 shares of contingently issuable common stock (Note 3), or 1,231,496 OP units as the effect of including these equity securities was anti-dilutive to loss from continuing operations and net loss attributable to the common stockholders. The calculation of diluted earnings per share for the year ended December 31, 2011 does not include 1,018,220 shares of unvested restricted common stock, 206,121 shares of contingently issuable common stock (Note 3), or 1,260,913 OP units as the effect of including these equity securities was anti-dilutive to loss from continuing operations and net loss attributable to the common stockholders. The calculation of diluted earnings per share for the period from April 28, 2010 to December 31, 2010 does not include 153,131 shares of unvested restricted common stock or 641,062 OP units as the effect of including these equity securities was anti-dilutive to loss from continuing operations and net loss attributable to the common stockholders. In addition, 3,333,400 common shares issuable upon settlement of the conversion feature of the 7.00% Series A Cumulative Convertible Perpetual Preferred Stock were anti-dilutive and were not included in the calculation of diluted earnings per share based on the "if converted" method for the years ended December 31, 2012 and 2011.

Computations of basic and diluted earnings per share for the years ended December 31, 2012 and 2011 and for the period from April 28, 2010 to December 31, 2010 were as follows (in thousands, except share data):

	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from April 28, 2010 to December 31, 2010
Basic earnings per share:			
Income (loss) from continuing operations	$ 1,845	$ (4,500)	$ (4,955)
Preferred dividends	(10,353)	(3,228)	—
Allocation to participating securities	(456)	(628)	(31)
Loss from continuing operations attributable to non-controlling interests	18	166	189
Loss from continuing operations attributable to the common stockholders	$ (8,946)	$ (8,190)	$ (4,797)
Net (loss) income attributable to the common stockholders	$ (8,490)	$ (2,780)	$ (3,725)
Allocation to participating securities	(456)	(628)	(31)
Net (loss) income applicable to the common stockholders	$ (8,946)	$ (3,408)	$ (3,756)
Weighted-average common shares outstanding:			
Basic and diluted	34,680,877	22,464,703	15,510,200
Basic and diluted earnings per share:			
Loss from continuing operations per share attributable to the common stockholders	$ (0.26)	$ (0.36)	$ (0.31)
Income from discontinued operations per share attributable to the common stockholders	—	0.21	0.07
Net loss per share attributable to the common stockholders	$ (0.26)	$ (0.15)	$ (0.24)

11. Derivatives and Hedging Activities

In December 2010, the Company executed two pay-fixed interest rate swaps with a notional value of $55.8 million (weighted average interest rate of 1.41%) to hedge the variable cash flows associated with one of the Company's mortgage payables. As a result of the interest rate swaps, the Company either (1) receives the difference between a fixed interest rate (the "Strike Rate") and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pays such difference if the Strike Rate is greater than LIBOR. No initial investment was made to enter into either of the interest rate swap agreements. The Company had no derivative financial instruments prior to the execution of the two swaps.

During the years ended December 31, 2012 and 2011, the Company did not record any amounts in earnings attributable to hedge ineffectiveness. During the next twelve months, the Company estimates that an additional $620,000 will be reclassified from other comprehensive income as an increase to interest expense.

As of December 31, 2012, the Company had the following outstanding interest rate swaps and other derivatives instruments (in thousands):

Type of Derivative Instrument	Fair Value[(1)] December 31, 2012	Fair Value[(1)] December 31, 2011	Current Notional Amount	Strike Rate	Expiration Date
Interest rate swaps[(2)]	$620	$ 965	$55,800	1.34% to 1.48%	December 2013
Other derivative instrument[(3)]	274	3,050			March 2013
Total derivative instruments	$894	$4,015			

(1) Fair value of derivative instruments does not include any related accrued interest payable to the counterparty.

(2) The interest rate swaps are classified within accounts payable and other liabilities on the accompanying consolidated balance sheets.

(3) The Company's purchase agreement executed in connection with the acquisition of the Edwards Theatres property in March 2011 contained a provision determined to be an embedded derivative instrument. The embedded derivative provides a guaranteed fair value for the OP units provided to the sellers of the property if redeemed for shares of the Company's common stock or cash, at the Company's election, prior to March 2013. The fair value of the embedded derivative at each period is calculated through the use of a Monte Carlo valuation model based on the historical volatility and closing price of the Company's common stock and a risk-free interest rate (see Note 18 for discussion of changes in the fair value of this derivative). The embedded derivative is classified within accounts payable and other liabilities in the accompanying consolidated balance sheets.

Tabular Disclosure of the Effect of Derivative Instruments on the Income Statement

The tables below present the effect of the Company's derivative financial instruments on the consolidated and combined statements of operations for the years ended December 31, 2012, 2011 and the period from April 28, 2010 to December 31, 2010 (in thousands):

	Years or Period Ended December 31, 2012	2011	2010
Amount of unrealized gain (loss) recognized in OCI (effective portion):			
Interest rate swaps	$ (305)	$(1,221)	$(415)
Other derivatives	—	—	—
Total	$ (305)	$(1,221)	$(415)
Amount of gain (loss) reclassified from accumulated OCI into income (effective portion):			
Interest rate swaps (interest expense)	$ (649)	$ (645)	$ (26)
Other derivatives	—	—	—
Total	$ (649)	$ (645)	$ (26)
Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing):			
Interest rate swaps (other income/expense)	$ —	$ —	$ —
Other derivatives (changes in fair value of financial instruments and gain on OP unit redemption)	1,530	1,154	—
Total	$1,530	$ 1,154	$ —

Credit-risk-related Contingent Features

Under the terms of the two interest rate swaps detailed above, the Company could be declared in default on its obligations under the swap agreements in the event that it defaults on any of its indebtedness, even if repayment of the indebtedness has not been accelerated by the lender. Additionally, because the Company's derivative counterparty is also the lender for the hedged floating rate credit agreement, the swap agreements incorporate the loan covenant provisions of the Company's indebtedness. Failure to comply with the loan covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

If the Company had breached any of these provisions at December 31, 2012, it could have been required to settle its obligations under the agreements at their termination value. As of December 31, 2012, the termination value defined as the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, was a liability of approximately $672,000. As of December 31, 2012, the Company has not posted any collateral related to these agreements.

Although the Company's derivative contracts are subject to a master netting arrangement, the Company does not net its derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheets.

12. Equity

The Company has issued restricted stock awards to senior executives, directors and employees totaling 1,100,042 shares of common stock (net of forfeitures of 3,000 shares), which are included in the total shares of common stock outstanding as of December 31, 2012.

As of December 31, 2012, the Company had outstanding 2,000,000 shares of 7.00% Series A Cumulative Convertible Perpetual Preferred Stock ("Series A preferred stock"), with a liquidation preference of $25.00 per share. The Company pays cumulative dividends on the Series A preferred stock when, as and if declared by the Company's board of directors, at a rate of 7.00% per annum, subject to adjustment in certain circumstances. The annual dividend on each share of Series A preferred stock is $1.75, payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances.

The Series A preferred stock is convertible, at the holders' option, at any time and from time to time, into common stock of the Company at an initial conversion rate of 1.6667 shares of common stock per share of Series A preferred stock, which is equivalent to an initial conversion price of $15.00 per share. The conversion price will be subject to customary adjustments in certain circumstances. On or after April 1, 2014, the Company may, at its option, convert some or all of the Series A preferred stock if the closing price of the common stock equals or exceeds 140% of the conversion price for at least 20 of the 30 consecutive trading days ending the day before the notice of exercise of conversion is sent and the Company has either declared and paid, or declared and set apart for payment, any unpaid dividends that are in arrears on the Series A preferred stock.

On January 31, 2012, the Company completed the issuance of 3,680,000 shares of 8.125% Series B Cumulative Redeemable Preferred Stock ("Series B preferred stock"), with a liquidation preference of $25.00 per share, including the exercise of an overallotment option of 480,000 shares. The Company pays cumulative dividends on the Series B preferred stock, when, as and if declared by the Company's board of directors, at a rate of 8.125% per annum, subject to adjustment in certain circumstances. The annual dividend on each share of Series B preferred stock is $2.03125, payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Holders of the Series B preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. At any time on and after January 31, 2017, the Company may, at its option, redeem the Series B preferred stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. In addition, upon the occurrence of a change of control, the Company or a successor may, at its option, redeem the Series B preferred stock, in whole or in part and within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. Net proceeds from this offering were approximately $88.7 million. The Company used the net proceeds of this offering to repay the outstanding indebtedness under its unsecured revolving credit facility and for other general corporate and working capital purposes.

In 2011, the Company's board of directors authorized a stock repurchase program under which the Company may acquire up to $30.0 million of its common stock in open market and negotiated purchases with no expiration date. In the year ended December 31, 2011, the Company repurchased 674,866 shares of its common stock for an aggregate cost of approximately $6.7 million (including transaction costs) at a weighted average purchase price of $9.99 per share. The shares were subsequently retired by the Company. The Company did not repurchase any shares of its common stock in the year ended December 31, 2012.

On March 9, 2012, the Company entered into equity distribution agreements (the "2012 Equity Distribution Agreements") with four sales agents, under which it can issue and sell shares of its common stock having an aggregate offering price of up to $50.0 million from time to time through, at its discretion, any of the sales agents. The sales of common stock made under the 2012 Equity Distribution Agreements are made in "at the market" offerings as defined in Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). During the year ended December 31, 2012 the Company completed the issuance of 1,082,051 shares pursuant to the 2012 Equity Distribution Agreements, resulting in net proceeds of approximately $12.6 million at an average stock issuance price of $11.92 per share. The Company used the net proceeds to repay outstanding indebtedness under its unsecured revolving credit facility and for other general corporate and working capital purposes. Subsequent to December 31, 2012, the Company issued 1,967,528 shares, resulting in net proceeds of approximately $24.3 million at an average stock issuance price of $12.58 per share.

On October 30, 2012, the Company completed the issuance of 9,775,000 shares of common stock, including the exercise of an overallotment option of 1,275,000 shares, resulting in net proceeds of approximately $113.1 million, after deducting the underwriters' discount and commissions and offering expenses. A portion of the net proceeds from this offering were used to repay the outstanding indebtedness under the Company's unsecured revolving credit facility and for other general corporate and working capital purposes.

Consolidated net income is reported in the Company's consolidated and combined financial statements at amounts that include the amounts attributable to both the common stockholders and the non-controlling interests. In conjunction with the Formation Transactions, interests in four properties were contributed in exchange for 641,062 OP units. In March 2011, the Company issued an additional 764,343 OP units in connection with the acquisition of the Edwards Theatres property. During the year ended December 31, 2012, a total of 571,570 OP units related to the Edwards Theatres acquisition were tendered to the Company for redemption, resulting in the issuance of an additional 509,694 shares of common stock and cash payments totaling approximately $1.9 million to former unitholders (see Note 18 for further discussion). In October 2012, the Company issued an additional 411,184 OP units in connection with the acquisition of the West Broad Village property.

The following table shows the vested ownership interests in the Operating Partnership as of December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
	OP Units	Percentage of Total	OP Units	Percentage of Total
Excel Trust, Inc.	44,204,287	97.3%	29,271,593	95.4%
Non-controlling interest consisting of:				
OP Units	1,245,019	2.7%	1,405,405	4.6%
Total	45,449,306	100.0%	30,676,998	100.0%

A charge/credit is recorded each period in the consolidated and combined statements of income for the non-controlling interests' proportionate share of the Company's net income/(loss). Ownership interests held by the Company do not include unvested restricted stock.

On December 31, 2012, the Company accrued for a dividend of $7.3 million payable to the common stockholders of record, a dividend of $2.3 million payable to the preferred stockholders of record and a distribution of $189,000 payable to the holders of OP units of record as of December 31, 2012, each of which was paid in January 2013.

2010 Equity Incentive Award Plan

The Company has established the 2010 Equity Incentive Award Plan of Excel Trust, Inc. and Excel Trust, L.P. (the "2010 Plan"), pursuant to which the Company's board of directors or a committee of its independent directors may make grants of stock options, restricted stock, stock appreciation rights and other stock-based awards to its non-employee directors, employees and consultants. The maximum number of shares of the Company's common stock that may be issued pursuant to the 2010 Plan is 1,350,000 (of which 249,958 shares of common stock remain available for issuance as of December 31, 2012).

The following shares of restricted common stock were issued during the year ended December 31, 2012:

Grant Data	Price at Grant Date	Number	Vesting Period (yrs.)
During the three months ended March 31, 2012[(1)]	$12.42	5,000	4
During the three months ended June 30, 2012[(2)]	$11.99	13,356	1

(1) Shares issued to certain of the Company's employees. These shares vest over four years with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal quarterly installments thereafter.
(2) Shares issued to members of the Company's board of directors. These shares vest in equal monthly installments.

Shares of the Company's restricted common stock generally may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the administrator of the 2010 Plan, a domestic relations order, unless and until all restrictions applicable to such shares have lapsed. Such restrictions expire upon vesting. Shares of the Company's restricted common stock have full voting rights and rights to dividends upon grant. During the years ended December 31, 2012 and 2011 and for the period from April 28, 2010 to December 31, 2010, the Company recognized compensation expense of $3.2 million, $4.5 million and $357,000, respectively, related to the restricted common stock grants ultimately expected to vest. ASC Topic 718, *Compensation — Stock Compensation*, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company has estimated $0 in forfeitures. Stock compensation expense is included in general and administrative in the Company's accompanying consolidated and combined statements of operations.

As of December 31, 2012 and 2011, there was $3.4 million and $6.4 million, respectively, of total unrecognized compensation expense related to the non-vested shares of the Company's restricted common stock. As of December 31, 2012, this expense was expected to be recognized over a remaining period of 2.0 years.

	Number of Nonvested Shares of Restricted Common Stock	Weighted Average Grant Date Fair Value
Balance — January 1, 2012	1,018,220	$10.69
Grants	18,356	$12.11
Forfeitures	—	$ —
Vested	(335,180)	$10.70
Balance — December 31, 2012	701,396	$10.02
Expected to vest — December 31, 2012	701,396	$10.02

401(k) Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees, which permits participants to defer up to the maximum allowable amount of their eligible compensation as determined by the Internal Revenue Service. This deferred compensation, together with Company matching contributions equal to 100% of employee deferrals up to 3.0% of eligible compensation and 50% of employee deferrals for the next 2.0% of eligible compensation, is fully vested and funded as of December 31, 2012. Costs related to the matching portion for the years ended December 31, 2012 and 2011 and for the period from April 28, 2010 to December 31, 2010 were approximately $119,000, $90,000 and $33,000, respectively. The Company did not provide matching contributions to employees for its 401(k) retirement plan prior to the Offering.

13. Discontinued Operations

On June 30, 2011, the Company sold the following properties as a portfolio, which were a part of the Retail Properties segment (see Note 19):

	(in thousands)			
Property	Sales Price	Gain on Sale	Date of Sale	Acquisition Date
Walgreens — Corbin (South)	$ 4,646	$ 510	6/30/2011	5/24/2010
Walgreens — Beckley	7,986	902	6/30/2011	6/17/2010
Walgreens — Barbourville	4,680	511	6/30/2011	5/24/2010
Walgreens — Princeton	4,493	458	6/30/2011	10/28/2010
Jewel-Osco	8,431	459	6/30/2011	5/14/2010
Shop'n Save (SuperValu)	9,395	1,136	6/30/2011	5/28/2010
Total	$39,631	$3,976		

The results of operations for the above properties is reported as discontinued operations for all periods presented in the accompanying consolidated and combined statements of operations.

The following table summarizes the revenue and expense components that comprise income from discontinued operations (in thousands):

	Years Ended December 31,		For the period from April 28, 2010 to December 31,
	2012	2011	2010
Total revenues	$—	$1,459	$1,607
Total expenses	—	436	525
Income before non-controlling interest and gain on sale of real estate assets	—	1,023	1,082
Gain on sale of real estate assets	—	3,976	—
Non-controlling interest in discontinued operations	—	(217)	(41)
Income from discontinued operations available to the common stockholders	$—	$4,782	$1,041

14. Investment in Unconsolidated Entities

On September 7, 2012, the Company contributed the La Costa Town Center property to a limited liability company (the "La Costa LLC") with GEM Realty Capital, Inc. ("GEM") in which the Company and GEM hold 20% and 80% ownership interests, respectively. The Company received approximately $21.2 million in exchange for the 80% ownership interest acquired by GEM. The Company's remaining interest is reflected in the accompanying balance sheets at the Company's historical cost basis as an investment in a profit-sharing arrangement. The contribution was not considered a sale of real estate due to terms in the La Costa LLC formation documents that could require the Company's continuing participation in the future under certain circumstances. La Costa LLC does not qualify as a variable interest entity, or VIE, and consolidation is not required as the Company does not control the operations of the property. The majority owner will bear the majority of any losses incurred. The Company will receive 20% of the cash flow distributions and may receive a greater portion of cash distributions in the future based upon the performance of the property and the availability of cash for distribution. In addition, the Company receives fees from its role as the day-to-day property manager and for any development services that it provides. The Company's interest in the income or losses of the underlying venture is reflected in a manner similar to the equity method of accounting.

On October 19, 2012, the Company acquired a 50% tenant-in-common ownership interest in a property ("Bay Hill") for a purchase price of approximately $19.8 million as a part of a larger acquisition. The remaining 50% undivided interest in the Bay Hill property is held by MDC Fountains, LLC ("MDC"). The Bay Hill property does not qualify as a VIE and consolidation is not required as the Company does not control the operations of the property. The Company will receive 50% of the cash flow distributions and recognize 50% of the results of operations. In addition, the Company receives fees from its role as the day-to-day property manager. The Company's 50% ownership interest is reflected in the accompanying balance sheets as an investment in unconsolidated entities and the Company's interest in the income or losses of the property is recorded based on the equity method of accounting.

General information on the La Costa LLC and Bay Hill properties as of December 31, 2012 was as follows:

Unconsolidated Investment	Partner	Ownership Interest	Formation/ Acquisition Date	Property
La Costa LLC[1]	GEM	20%	September 7, 2012	La Costa Town Center
Bay Hill[2]	MDC	50%	October 19, 2012	The Fountains at Bay Hill

(1) At December 31, 2012, La Costa, LLC, had real estate assets of $23.4 million, total assets of $26.3 million, mortgages payable of $14.1 million and total liabilities of $16.0 million. For the year ended December 31, 2012, total revenues were $0.8 million, total expenses were $2.1 million and the net loss was $1.3 million.

The mortgage note was assumed with the contribution of the property. The mortgage note bears interest at the rate of LIBOR plus a margin of 575 basis points (6.0% at December 31, 2012). The mortgage note has a maturity date of October 1, 2014, which may be extended for three additional one-year periods at the LLC's election and upon the satisfaction of certain conditions (including the payment of an extension fee upon the exercise of the 2nd and 3rd renewal options, execution of an interest rate cap and the establishment of certain reserve accounts). The GEM LLC has also entered into an interest rate cap related to the mortgage note, which limits LIBOR to a maximum of 3.0% and expires on October 1, 2014.

(2) At December 31, 2012, there were $23.9 million in outstanding borrowings on the mortgage note assumed with the acquisition of the property. The mortgage note bears interest at the rate of LIBOR plus a margin of 325 basis points (3.5% at December 31, 2012). The mortgage note has a maturity date of April 2, 2015, which may be extended for two additional one-year periods at the borrower's election and upon the satisfaction of certain conditions.

The Company acts as the day-to-day property manager for the La Costa Town Center and Bay Hill properties and is entitled to receive fees for providing construction and development services, which are reflected in other income in the consolidated and combined statements of income.

15. Related Party Transactions

Prior to the Offering, Excel Realty Holdings, LLC, a company wholly-owned by Mr. Sabin ("ERH"), managed operations of ETP under various management agreements. Fees paid to ERH for property management services were $43,000 from January 1, 2010 to April 27, 2010.

Subsequent to the Offering, many of the employees of ERH became employees of the Company. ERH reimburses the Company for estimated time the Company employees spend on ERH related matters. For the years ended December 31, 2012 and 2011,and for the period from April 28, 2010 to December 31, 2010, approximately $313,000, $261,000 and $118,000, respectively, was reimbursed to the Company from ERH and included in other income in the consolidated and combined statements of operations.

16. Income Taxes

The Company has elected to be taxed as a REIT under the Code. To continue to qualify as a REIT, the Company must meet a number of organizational and operational requirements, including the requirement that it distribute currently at least 90% of its REIT taxable income to its stockholders. It is the Company's intention to comply with these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate federal, state or local income taxes on income it distributes currently (in accordance with the Code and applicable regulations) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, then it will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for subsequent tax years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, properties and operations and to federal income and excise taxes on its taxable income not distributed in the amounts and in the time frames prescribed by the Code and applicable regulations thereunder. The income tax treatment for dividends was as follows:

	December 31, 2012		December 31, 2011		December 31, 2010	
	Per Share	Percentage of Total	Per Share	Percentage of Total	Per Share	Percentage of Total
Common stock:						
Ordinary income	$0.4260	65.8%	$0.3544	68.9%	$0.1306	100%
Capital gain	—	—	—	—	—	—
Return of capital	0.2215	34.2%	0.1600	31.1%	—	—
Total	$0.6475	100.0%	$0.5144	100.0%	$0.1306	100%

	December 31, 2012		December 31, 2011		December 31, 2010	
	Per Share	Percentage of Total	Per Share	Percentage of Total	Per Share	Percentage of Total
Series A preferred stock:						
Ordinary income	$1.7500	100.0%	$1.2493	100.0%	$—	—
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$1.7500	100.0%	$1.2493	100.0%	$—	—

	December 31, 2012		December 31, 2011		December 31, 2010	
	Per Share	Percentage of Total	Per Share	Percentage of Total	Per Share	Percentage of Total
Series B preferred stock:						
Ordinary income	$1.4388	100.0%	$—	—	$—	—
Capital gain	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total	$1.4388	100.0%	$—	—	$—	—

The common and preferred stock dividend distributions made to holders of record as of December 31, 2012 and paid in 2013 were considered 2013 dividend distributions for federal income tax purposes.

ETP's real estate entities were partnerships and limited liability companies. Under applicable federal and state income tax rules, the allocated share of net income or loss from partnerships and limited liability companies is reportable in the income tax returns of the partners and members. Accordingly, no income tax provision is included in the accompanying combined financial statements of the Predecessor.

17. Commitments and Contingencies

Litigation:

The Company is not presently subject to any material litigation nor, to its knowledge, is any material litigation threatened against it which if determined unfavorably, would have a material adverse effect on its consolidated and combined financial position, results of operations or cash flows.

Environmental Matters:

The Company follows the policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its consolidated and combined financial position, results of operations or cash flows. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that it believes would require additional disclosure or the recording of a loss contingency.

Property Acquisitions:

On January 24, 2013, the Company completed the acquisition of Tracy Pavilion, a retail shopping center with approximately 162,000 square feet of gross leasable area located in Tracy, California for a contractual purchase price, excluding closing costs, of approximately $32.0 million utilizing funds from the unsecured revolving credit facility.

Other:

The Company's other commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In management's opinion, these matters are not expected to have a material adverse effect on its consolidated balance sheets, results of operations or cash flows. In addition, the Company expects to incur construction costs relating to development projects on portions of existing operating properties (including the Company's proportionate share of costs related to the redevelopment of the unconsolidated La Costa Town Center property).

18. Fair Value of Financial Instruments

The Company is required to disclose fair value information relating to financial instruments that are remeasured on a recurring basis and those that are only initially recognized at fair value (not required to be subsequently remeasured). The Company's disclosures of estimated fair value of financial instruments were determined using available market information and appropriate valuation methods. The use of different assumptions or methods of estimation may have a material effect on the estimated fair value of financial instruments.

The following table reflects the fair values of the Company's financial assets and liabilities that are required to be measured at fair value on a recurring basis (in thousands):

	Balance at December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value measurements on a recurring basis:				
Assets:				
Other assets related to business combinations[1]	$ 992	$—	$ —	$ 992
Liabilities:				
Interest rate swaps (see Note 11)	$ (620)	$—	$(620)	$ —
Contingent consideration related to business combinations[2]	(1,787)	$—	—	(1,787)
Derivative instrument related to business combinations (see Note 11)[3]	(274)	—	—	(274)
Total	$(2,681)	$—	$(620)	$(2,061)

	Balance at December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value measurements on a recurring basis:				
Assets:				
Investment in equity securities (see Note 2)	$ 9,164	$9,164	$ —	$ —
Liabilities:				
Interest rate swaps (see Note 11)	$ (965)	$ —	$(965)	$ —
Contingent consideration related to business combinations[2]	(1,613)	—	—	(1,613)
Derivative instrument related to business combinations (see Note 11)[3]	(3,050)	—	—	(3,050)
Total	$(5,628)	$ —	$(965)	$(4,663)

(1) Amount reflects the fair value of funds expected to be received pursuant to master lease agreements executed in connection with the Promenade Corporate Center acquisition. The Company has estimated the fair value of the asset based on its expectations of the probability of leasing or releasing spaces within the term of the master lease agreements and corresponding estimates for time required to lease, lease rates and funds required for tenant improvements and lease commissions. This amount has been included in other assets in the accompanying consolidated balance sheets, with subsequent changes in the fair value of the asset recorded as a gain (loss) in earnings in the period in which the change occurs.

(2) Additional consideration was due to the prior owners of two properties acquired in 2010 based on their ability to lease-up vacant space or sell a land parcel through a defined period following the acquisition date. Additional consideration in the amount of $391,000 relating to one of the two properties was paid in 2011. The remaining contingent consideration included in the balance of accounts payable and other liabilities in the accompanying consolidated balance sheet at December 31, 2011 represents approximately $1.6 million in earn-outs paid to a prior owner in January 2012. Additional consideration may be due to the prior owners of two properties purchased in 2012 contingent upon their ability to lease-up vacant space at those properties during 2013. The balance of $1.8 million at December 31, 2012 represents the Company's best estimate of the fair value of funds expected to be paid to the former owners.

(3) Amount reflects the fair value of a provision within a purchase agreement that provides a guaranteed redemption value for OP units provided to the sellers of a property acquired in March 2011 (see Note 3 for additional details). The Company has estimated the fair value of the embedded derivative instrument using a Monte Carlo valuation model based on the historical volatility and closing price of the Company's common stock and a risk-free interest rate. This amount is included in accounts payable and other liabilities in the accompanying consolidated balance sheets, with changes in the fair value of the embedded derivative recorded as gain (loss) on changes in fair value of financial instruments and gain on OP unit redemption in the consolidated and combined statements of operations.

During the year ended December 31, 2012, 571,570 OP units were tendered to the Company for redemption, resulting in the issuance of 509,694 shares of common stock and cash payments totaling approximately $1.9 million. The Company has recognized the acquisition of non-controlling interests based on the fair value of shares issuable in connection with the one-for-one redemption right available to all holders of OP units. The Company recognized gains of approximately $536,000 in the year ended December 31, 2012 as a result of the excess of the fair value of the guarantee over the fair value of the consideration required to settle. In total, the Company recognized an increase in additional paid-in capital and common stock, par value, of approximately $6.1 million for the year ended December 31, 2012. The Company also recognized an additional gain of $994,000 in the year ended December 31, 2012 as a result of updated valuations of the remaining provision.

The following table reconciles the beginning and ending balances of financial instruments that are remeasured on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2012 (in thousands):

	Other Assets Related to Business Combinations[1]	Contingent Consideration Related to Business Combinations[2]	Derivative Instruments Related to Business Combinations[3]
Beginning balance, January 1, 2012	$—	$(1,613)	$(3,050)
Total gains:			
Included in earnings	281	—	1,530
Purchases, issuances, or settlements	711	(174)	1,246
Ending balance, December 31, 2012	$992	$(1,787)	$ (274)

(1) The change of $992,000 for other assets related to business combinations during the year ended December 31, 2012 is comprised of (a) an increase in the master lease asset of $281,000 due to changes in the Company's initial estimates of the fair value of funds expected to be received from escrow that was

included in earnings (b) an increase due to the recognition of an original master lease asset of $772,000 related to the acquisition of the Promenade Corporate Center property and (c) a decrease in the master lease asset due to payments received in the amount of $61,000.

(2) The change of $174,000 for contingent consideration related to business combinations (liability) is comprised of (a) a decrease in the liability balance due to the payment of approximately $1.6 million in earn-outs in January 2012 and (b) an increase from the recognition of contingent consideration due to former owners of two properties purchased in 2012 in the amount of approximately $1.8 million based on the Company's best estimate of the fair value of funds expected to be paid as of December 31, 2012.

(3) The change of $2.8 million for derivative instruments related to business combinations during the year ended December 31, 2012 is comprised of changes to the redemption provision related to OP units issued in connection with the 2011 Edwards Theatres acquisition due to (a) a gain of $1.5 million included in earnings related to changes in the fair value of the redemption obligation and (b) a decrease of $1.2 million due to the redemption of corresponding OP units.

The following table reconciles the beginning and ending balances of financial instruments that are remeasured on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2011 (in thousands):

	Contingent Consideration Related to Business Combinations[1]	**Derivative Instruments Related to Business Combinations[2]**
Beginning balance, January 1, 2011	$(2,438)	$ —
Total gains:		
Included in earnings	434	1,154
Purchases, issuances, or settlements	391	(4,204)
Ending balance, December 31, 2011	$(1,613)	$(3,050)

(1) The change of $825,000 for contingent consideration related to business combinations during the year ended December 31, 2011 is due to (a) the payment of additional consideration in the amount of $391,000 to the former owners of a property purchased in 2010 and (b) a gain of $434,000 recognized as a change in the fair value of contingent consideration due to changes in the Company's initial estimates of the fair value of contingent consideration as a result of a fewer number of executed leases or purchase agreements.

(2) The change of $3.1 million for derivative instruments related to business combinations during the year ended December 31, 2011 is comprised of (a) the recognition of a liability in the amount of $4.2 million in connection with the purchase of the Edwards Theatres property in March 2011 and (b) a cumulative gain of $1.2 million included in earnings related to the change in the fair value of the derivative liability for the cumulative period since the recognition of the liability in March 2011.

There were no additional gains or losses, purchases, sales, issuances, settlements, or transfers in or out related to any of the three levels of the fair value hierarchy during the years ended December 31, 2012, 2011 and 2010.

The following table provides quantitative disclosure about significant unobservable inputs related to financial assets and liabilities measured on a recurring basis (Level 3 of the fair value hierarchy) as of December 31, 2012:

	Fair Value at December 31, 2012	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Other assets related to business combinations[1]	$ 992	Cash flow	Tenant improvement allowance	$30.00/sf - $35.00/sf
			Lease commission	6.0%
			TI construction period	5 months
Contingent consideration related to business combinations[2]	$(1,787)	Cash flow	Tenant improvement costs	$35.00-$45.00/sf
			Lease rate	$10.00-$24.00/sf
Derivative instrument related to business combinations[3]	$ (274)	Monte Carlo	Share volatility	21.0%
			Expected term	0.2 years
			Risk free rate	0.05%

(1) The significant unobservable inputs used in the fair value measurement of the master lease agreement asset are any estimated tenant improvement allowances, leasing commissions and the construction periods associated with projected new leasing. Significant increases (decreases) in any of these inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for market lease rates is accompanied by a directionally similar change in the assumption used for tenant improvement allowances and/or leasing commissions.

(2) The significant unobservable inputs used in the fair value measurement of the contingent consideration are any estimated tenant improvement allowances, leasing commissions and lease rates. Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for market lease rates is accompanied by a directionally similar change in the assumption used for tenant improvement allowances and/or leasing commissions.

(3) The significant unobservable inputs used in the fair value measurement of the redemption provision are share volatility, risk-free rate and expected term. Significant increases (decreases) in any of these inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for the share volatility is reflective of changes in the underlying fair value of the Company's common stock and those of peer companies utilized in the analysis (Level 1 of the fair value hierarchy), which could significantly affect the estimated fair value of the underlying derivative instrument.

The Company has not elected the fair value measurement option for any of its other financial assets or liabilities. The Company has estimated the fair value of its financial assets using a discounted cash flow analysis based on an appropriate market rate for a similar type of instrument. The Company has estimated the fair value of its financial liabilities by using either (1) a discounted cash flow analysis using an appropriate market discount rate for similar types of instruments, or (2) a present value model and an interest rate that includes a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

The fair values of certain additional financial assets and liabilities at December 31, 2012 and 2011 (fair value measurements categorized as Level 3 of the fair value hierarchy) are as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Note receivable (Other Assets)	$ 750	$ 750	$ —	$ —
Mortgage loan receivable	—	—	2,000	2,000
Financial liabilities:				
Mortgage notes payable	333,935	341,288	244,961	248,597
Notes payable	75,000	74,862	21,000	20,661

19. Segment Disclosure

The Company's reportable segments consist of the three types of commercial real estate properties for which management internally evaluates operating performance and financial results: Office Properties, Multi-family Properties (new in 2012) and Retail Properties. The Company was formed for the primary purpose of owning and operating Retail Properties. As such, administrative costs after the Offering are shown under the Retail Properties segment. The Retail Properties operating segment also includes undeveloped land which the Company intends to develop into retail properties.

The Company evaluates the performance of the operating segments based upon property operating income. "Property Operating Income" is defined as operating revenues (rental revenue and tenant recoveries) less property operating expenses (maintenance and repairs, real estate taxes, management fees, and other operating expenses). The Company also evaluates interest expense, interest income and depreciation and amortization by segment. Corporate general and administrative expense, interest expense related to corporate indebtedness and other non-recurring gains or losses are reflected within the Retail Properties operating segment as this constitutes the Company's primary business objective and represents the majority of its operations. There is no intersegment activity.

The following table reconciles the Company and ETP's segment activity to their combined results of operations for the years ended December 31, 2012 and 2011 and for the periods from January 1, 2010 to April 27, 2010 and April 28, 2010 to December 31, 2010 (in thousands).

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from April 28, 2010 to December 31, 2010	For the Period from January 1, 2010 to April 27, 2010
Office Properties:				
Total revenues	$ 8,522	$ 3,180	$ 2,349	$1,021
Property operating expenses	(3,253)	(712)	(437)	(212)
Property operating income, as defined	5,269	2,468	1,912	809
General and administrative costs	(102)	(1)	—	(5)
Depreciation and amortization	(3,748)	(957)	(687)	(326)
Interest expense	(791)	(803)	(545)	(269)
Interest income	—	—	—	—
Changes in fair value of contingent consideration	281	—	—	—
Income from continuing operations	909	707	680	209
Income from discontinued operations	—	—	—	—
Net income	$ 909	$ 707	$ 680	$ 209
Multi-family Properties:				
Total revenues	$ 1,074	$ —	$ —	$ —
Property operating expenses	(233)	—	—	—
Property operating income, as defined	841	—	—	—
General and administrative costs	(135)	—	—	—
Depreciation and amortization	(766)	—	—	—
Loss from continuing operations	(60)	—	—	—
Income from discontinued operations	—	—	—	—
Net loss	$ (60)	$ —	$ —	$ —
Retail Properties:				
Total revenues	$ 77,548	$ 52,047	$11,962	$ 547
Property operating expenses	(17,122)	(12,701)	(2,909)	(167)
Property operating income, as defined	60,426	39,346	9,053	380
General and administrative costs	(13,541)	(12,772)	(7,095)	(3)
Depreciation and amortization	(31,507)	(22,333)	(5,590)	(216)
Interest expense	(15,765)	(12,378)	(3,147)	(214)
Interest income	173	297	166	—
Loss from equity in unconsolidated entities	(320)	—	—	—
Gain on acquisition of real estate and sale of land parcel	—	1,479	978	—
Changes in fair value of financial instruments and gain on OP unit redemption	1,530	1,154	—	—
Income (loss) from continuing operations	996	(5,207)	(5,635)	(53)
Income from discontinued operations	—	4,999	1,082	—
Net income (loss)	$ 996	$ (208)	$ (4,553)	$ (53)
Total Reportable Segments:				
Total revenues	$ 87,144	$ 55,227	$14,311	$1,568
Property operating expenses	(20,608)	(13,413)	(3,346)	(379)
Property operating income, as defined	66,536	41,814	10,965	1,189
General and administrative expenses	(13,778)	(12,773)	(7,095)	(8)
Depreciation and amortization	(36,021)	(23,290)	(6,277)	(542)
Interest expense	(16,556)	(13,181)	(3,692)	(483)
Interest income	173	297	166	—
Loss from equity in unconsolidated entities	(320)	—	—	—
Gain on acquisition of real estate and sale of land parcel	—	1,479	978	—
Changes in fair value of contingent consideration	281	—	—	—
Changes in fair value of financial instruments and gain on OP unit redemption	1,530	1,154	—	—
(Loss) income from continuing operations	1,845	(4,500)	(4,955)	156
Income from discontinued operations	—	4,999	1,082	—
Net income (loss)	$ 1,845	$ 499	$ (3,873)	$ 156

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period from April 28, 2010 to December 31, 2010	For the Period from January 1, 2010 to April 27, 2010
Reconciliation to Consolidated and Combined Net Income Attributable to the Common Stockholders and Controlling Interest of the Predecessor:				
Total net (loss) income for reportable segments	1,845	499	(3,873)	156
Net (income) loss attributable to non-controlling interests	18	(51)	148	(290)
Net income (loss) attributable to Excel Trust, Inc. and controlling interests of the Predecessor	$1,863	$448	$(3,725)	$(134)

The following table shows the Company's consolidated total assets by segment at December 31, 2012 and 2011 (in thousands).

	December 31, 2012	December 31, 2011
Assets:		
Office Properties:		
Total assets	$ 70,473	$ 15,562
Multi-family Properties:		
Total assets	72,627	—
Retail Properties:		
Total assets	936,154	672,109
Total Reportable Segments and Consolidated Assets:		
Total assets	$1,079,254	$687,671

20. Supplemental Financial Information

The following represents the results of operations, expressed in thousands, except per share amounts for each quarter during the years ended December 31, 2012 and 2011. The sum of the quarterly financial data may vary from the annual data due to rounding (unaudited) (in thousands, except per share data):

2012	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$19,780	$20,528	$21,753	$25,082
Changes in fair value of contingent consideration	—	—	121	160
Loss from equity in unconsolidated entities	—	—	(158)	(162)
Changes in fair value of financial instruments and gain on OP unit redemption	462	589	61	418
Net loss attributable to the common stockholders	(1,683)	(2,376)	(2,243)	(2,188)
Net loss per share-basic and diluted	$ (0.06)	$ (0.08)	$ (0.07)	$ (0.06)

2011	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$10,479	$12,789	$15,383	$16,576
Gain on acquisition of real estate and sale of land parcel	937	—	—	542
Changes in fair value of financial instruments	—	512	(596)	1,238
Income from discontinued operations	516	4,483	—	—
Net (loss) income attributable to the common stockholders	(632)	1,061	(2,612)	(597)
Loss from continuing operations per share-basic and diluted	(0.07)	(0.20)	(0.09)	(0.03)
Net loss per share-basic and diluted	$ (0.04)	$ 0.06	$ (0.09)	$ (0.03)

EXCEL TRUST INC. AND
EXCEL TRUST INC. PREDECESSOR
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

		Additions	Deductions	Adjustments	
	Balance at Beginning of Year	Charged to Bad Debt Expense	Accounts Receivable Written-off	Accounts Receivable Assumed	Balance at End of Year
Allowance for bad debts:					
Year ended December 31, 2012	$631	$690	$(602)	$—	$719
Year ended December 31, 2011	$605	$800	$(774)	$—	$631
Period from April 28, 2010 to December 31, 2010	$ 69	$348	$ (88)	$276	$605
Period from January 1, 2010 to April 27, 2010	$ 58	$ 16	$ (5)	$—	$ 69

EXCEL TRUST INC. AND
EXCEL TRUST INC. PREDECESSOR
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(Dollars in thousands)

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Carrying Amount as of the Close of Period					
Properties	Encum-brances	Land	Building & Improve-ments	Land	Building & Improve-ments	Land	Building & Improve-ments	TOTAL	Accumlated Depre-ciation	Total Cost Net of Depre-ciation	Year Acquired
West Broad Village[2]	$ 50,000	$ 24,339	$138,857	$ —	$ 430	$ 24,339	$139,287	$163,626	$ (646)	$162,980	2012
The Promenade	49,703	51,025	47,202	—	185	51,025	47,387	98,412	(2,648)	95,764	2011
Park West Place	55,800	41,287	37,991	—	729	41,287	38,720	80,007	(3,415)	76,592	2010
Gilroy Crossing	46,646	22,520	39,903	—	39	22,520	39,942	62,462	(2,713)	59,749	2011
Promenade Corporate Center	—	4,477	44,465	—	624	4,477	45,089	49,566	(1,478)	48,088	2012
Plaza at Rockwall[3]	—	14,935	21,247	(553)	10,963	14,382	32,210	46,592	(2,636)	43,956	2010
Brandywine Crossing	—	20,047	18,620	—	602	20,047	19,222	39,269	(1,756)	37,513	2010
Lake Pleasant Pavilion	28,176	9,958	28,127	—	(2)	9,958	28,125	38,083	(563)	37,520	2012
Dellagio[2]	—	16,610	19,964	—	—	16,610	19,964	36,574	(149)	36,425	2012
Vestavia Hills City Center[1]	1,184	8,356	20,429	—	2,037	8,356	22,466	30,822	(1,923)	28,899	2010/2011
The Crossings of Spring Hill	—	5,103	23,196	—	—	5,103	23,196	28,299	(993)	27,306	2011
Red Rock Commons	13,800	10,823	—	—	18,418	10,823	18,418	29,241	(684)	28,557	2007
Edwards Theatres	11,859	10,283	13,600	—	—	10,283	13,600	23,883	(1,105)	22,778	2011
Rosewick Crossing	—	12,024	10,499	—	35	12,024	10,534	22,558	(1,114)	21,444	2010
EastChase Market Center	—	4,215	19,567	—	7	4,215	19,574	23,789	(654)	23,135	2012
Excel Centre	12,284	1,095	10,716	—	7,117	1,095	17,833	18,928	(4,530)	14,398	2004
5000 South Hulen	13,655	2,230	16,514	—	46	2,230	16,560	18,790	(1,634)	17,156	2010
Chimney Rock	—	7,369	14,627	—	176	7,369	14,803	22,172	(174)	21,998	2012
Grant Creek Town Center	15,342	6,805	13,116	—	56	6,805	13,172	19,977	(1,401)	18,576	2010
Lowe's	13,511	6,774	8,986	—	281	6,774	9,267	16,041	(789)	15,252	2010
Anthem Highlands	—	5,929	9,819	—	—	5,929	9,819	15,748	(399)	15,349	2011
Pavilion Crossing	—	3,729	9,268	—	—	3,729	9,268	12,997	(81)	12,916	2012
Shops at Foxwood	—	4,680	6,889	—	66	4,680	6,955	11,635	(504)	11,131	2010
Northside Plaza	12,000	6,477	893	—	6,765	6,477	7,658	14,135	(509)	13,626	2010
Meadow Ridge Plaza[2]	—	3,969	4,490	—	—	3,969	4,490	8,459	(36)	8,423	2012
Shoppes of Belmere[2]	—	4,701	5,122	—	—	4,701	5,122	9,823	(28)	9,795	2012
Lake Burden Shoppes[2]	—	3,981	4,020	—	—	3,981	4,020	8,001	(22)	7,979	2012
Five Forks Place	4,882	1,796	6,874	—	(109)	1,796	6,765	8,561	(1,744)	6,817	2005
Mariner's Point	—	1,950	4,220	—	24	1,950	4,244	6,194	(403)	5,791	2010
Newport Town Center	—	1,586	6,571	—	(119)	1,586	6,452	8,038	(1,431)	6,607	2007
Merchant Central	4,468	1,059	4,298	—	(4)	1,059	4,294	5,353	(398)	4,955	2010
Walgreens (North Corbin)	—	710	2,383	—	—	710	2,383	3,093	(205)	2,888	2010
	$333,310	$320,842	$612,473	$(553)	$48,366	$320,289	$660,839	$981,128	$(36,765)	$944,363	

(1) Includes Rite Aid, an outparcel to Vestavia Hills City Center.

(2) These properties were part of a larger acquisition completed by the Company in October 2012 (see Note 3 of the consolidated and combined financial statements contained elsewhere herein).

(3) During the year ended December 31, 2011, a land parcel was sold.

The following is a reconciliation of total real estate carrying value and related accumulated depreciation for the years ended December 31:

	2012	2011	2010
Real Estate:			
Balance, beginning of period	$602,253	$373,472	$ 46,350
Dispositions	(23,439)	(35,655)	—
Acquisitions and additions	402,314	264,436	327,122
Balance, end of period	$981,128	$602,253	$373,472
Accumulated Depreciation:			
Balance, beginning of period	$ (18,294)	$ (8,360)	$ (4,481)
Dispositions	366	918	—
Acquisitions and additions	(18,837)	(10,852)	(3,879)
Balance, end of period	$ (36,765)	$ (18,294)	$ (8,360)

The Company's Federal Tax Basis at December 31, 2012 was approximately $1.1 billion.

ITEM 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is processed, recorded, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b) , we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded, as of that time, that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the consolidated and combined financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is supported by written policies and procedures and by an appropriate segregation of responsibilities and duties. We have used the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess our internal control over financial reporting. Based upon this assessment, management concluded that our internal control over financial reporting operated effectively as of December 31, 2012.

Deloitte & Touche LLP, our independent registered public accounting firm, has performed an audit of our internal control over financial reporting as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes that occurred during the fourth quarter of the year covered by this report in our internal control over financial reporting identified in connection with the evaluation referenced above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board — Committees of the Board — Audit Committee" will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading "General — Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. Executive Compensation

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

The information concerning our principal accounting fees and services required by Item 14 will be included in the Proxy Statement to be filed with the SEC relating to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements

Our consolidated and combined financial statements and notes thereto, together with Report of Independent Registered Public Accounting Firm, are included in Item 8 of this annual report on Form 10-K.

(a) (2) Financial Statement Schedules

Our financial statement schedules are included in Item 8 of this annual report on Form 10-K.

(a) (3) Exhibits

A list of exhibits to this annual report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

(b) See Exhibit Index

(c) Not Applicable

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Excel Trust, Inc. (1)
3.2	Amended and Restated Bylaws of Excel Trust, Inc. (1)
3.3	Articles Supplementary Classifying 7.00% Series A Cumulative Convertible Perpetual Preferred Stock of Excel Trust, Inc. (2)
3.4	Articles Supplementary Classifying 8.125% Series B Cumulative Redeemable Preferred Stock of Excel Trust, Inc. (3)
4.1	Form of Certificate for Common Stock of Excel Trust, Inc. (1)
4.2	Specimen Certificate for 7.00% Series A Cumulative Convertible Perpetual Preferred Stock of Excel Trust, Inc. (2)
4.3	Specimen Certificate for 8.125% Series B Cumulative Redeemable Preferred Stock of Excel Trust, Inc. (3)
10.1	Second Amended and Restated Agreement of Limited Partnership of Excel Trust, L.P. (3)
10.2	Registration Rights Agreement, dated May 4, 2010, by and among Excel Trust, Inc., Excel Trust, L.P. and the persons named therein. (4)
10.3	Registration Rights Agreement, dated as of January 28, 2011, by and among Excel Trust, Inc., Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, Inc. (2)
10.4	Contribution Agreement (common stock) between Excel Trust, Inc. and Gary B. Sabin dated as of December 24, 2009. (1)
10.5	Contribution Agreement (common stock) between Excel Trust, Inc. and additional contributors dated as of December 24, 2009. (1)
10.6	Contribution Agreement (operating partnership units) between Excel Trust, L.P. and Gary B. Sabin dated as of December 24, 2009. (1)
10.7	Contribution Agreement (operating partnership units) between Excel Trust, L.P. and James Y. Nakagawa dated as of December 24, 2009. (1)
10.8	Contribution Agreement (operating partnership units) between Excel Trust, L.P. and S. Eric Ottesen dated as of December 24, 2009. (1)
10.9	Contribution Agreement (operating partnership units) between Excel Trust, L.P. and Mark T. Burton dated as of December 24, 2009. (1)
10.10	Form of Contribution Agreement (operating partnership units) between Excel Trust, L.P. and additional contributors dated as of December 24, 2009. (1)
10.11	First Amendment to Contribution Agreement (common stock) between Excel Trust, Inc. and Gary B. Sabin dated as of April 21, 2010. (1)
10.12	First Amendment to Contribution Agreement (common stock) between Excel Trust, Inc. and additional contributor dated as of April 21, 2010. (1)
10.13	First Amendment to Contribution Agreement (operating partnership units) between Excel Trust, L.P. and Gary B. Sabin dated as of April 21, 2010. (1)
10.14	First Amendment to Contribution Agreement (operating partnership units) between Excel Trust, L.P. and James Y. Nakagawa dated as of April 21, 2010. (1)
10.15	First Amendment to Contribution Agreement (operating partnership units) between Excel Trust, L.P. and S. Eric Ottesen dated as of April 21, 2010. (1)

Exhibit Number	Description
10.16	First Amendment to Contribution Agreement (operating partnership units) between Excel Trust, L.P. and Mark T. Burton dated as of April 21, 2010. (1)
10.17	First Amendment to Contribution Agreement (operating partnership units) between Excel Trust, L.P. and additional contributor dated as of April 21, 2010. (1)
10.18	2010 Equity Incentive Award Plan. (5)
10.19	Excel Trust, Inc. and Excel Trust, L.P. Incentive Bonus Plan. (4)
10.20	Form of Restricted Stock Award Agreement under the 2010 Equity Incentive Award Plan (Time-Based Vesting). (6)
10.21	Form of Restricted Stock Award Agreement under the 2010 Equity Incentive Award Plan (Performance-Based Vesting). (6)
10.22	Form of Indemnification Agreement between Excel Trust, Inc. and each of its directors and officers. (1)
10.23	Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Gary B. Sabin. (7)
10.24	Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Spencer G. Plumb. (7)
10.25	Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and James Y. Nakagawa. (7)
10.26	Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Mark T. Burton. (7)
10.27	Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and S. Eric Ottesen. (7)
10.28	First Amendment to Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Gary B. Sabin. (6)
10.29	First Amendment to Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and James Y. Nakagawa. (6)
10.30	First Amendment to Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and S. Eric Ottesen. (6)
10.31	First Amendment to Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Spencer G. Plumb. (6)
10.32	First Amendment to Employment Agreement among Excel Trust, Inc., Excel Trust, L.P. and Mark T. Burton. (6)
10.33	Credit Agreement, dated July 8, 2010, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, Wells Fargo Securities, LLC and KeyBanc Capital Markets, as Joint Lead Arrangers and Joint Bookrunners, Wells Fargo Bank, National Association, as Administrative Agent, KeyBank National Association, as Syndication Agent, PNC Capital Markets, LLC and U.S. Bank National Association as Documentation Agents, and certain other lenders party thereto. (8)
10.34	First Amendment to Credit Agreement, dated September 8, 2010, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, each of the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. (9)
10.35	Second Amendment to Credit Agreement, dated December 3, 2010, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, each of the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. (9)
10.36	Third Amendment to Credit Agreement, dated June 3, 2011, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, each of the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. (10)
10.37	Fourth Amendment to Credit Agreement, dated January 23, 2012, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, each of the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. (15)

Exhibit Number	Description
10.38	Amended and Restated Credit Agreement, dated July 20, 2012, by and among Excel Trust, L.P., as Borrower, Excel Trust, Inc., as Parent, Wells Fargo Securities, LLC and KeyBanc Capital Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners, Wells Fargo Bank, National Association, as Administrative Agent, KeyBank National Association, as Syndication Agent, US Bank, National Association, PNC Bank, National Association and Union Bank, N.A., as Documentation Agents, and certain other lenders party thereto. (16)
10.39	Purchase and Sale Agreement and Joint Escrow Instructions, dated May 6, 2010, between CNLRS Rockwall, L.P. and Excel Trust, L.P. (4)
10.40	First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated May 19, 2010, between CNLRS Rockwall, L.P. and Excel Trust, L.P. (4)
10.41	Loan Purchase Agreement dated August 30, 2010 between Propst Vestavia LLC and Excel Vestavia LLC. (Vestavia Hills City Center) (11)
10.42	Release Agreement and Covenant Not to Sue dated August 30, 2010 among AIG Baker Vestavia, L.L.C., AIG/Baker Partnership and Excel Vestavia LLC. (Vestavia Hills City Center) (11)
10.43	Purchase and Sale Agreement and Joint Escrow Instructions dated September 3, 2010 between Faison-Brandywine, LLC and Excel Trust, L.P. (Brandywine Crossing) (12)
10.44	Purchase and Sale Agreement and Joint Escrow Instructions dated September 3, 2010 between Faison-Rosewick, LLC and Excel Trust, L.P. (Rosewick Crossing) (12)
10.45	Purchase and Sale Agreement and Joint Escrow Instructions dated September 23, 2010.(Park West Place) (13)
10.46	Purchase and Sale Agreement and Joint Escrow Instructions between Lakha Properties — Gilroy LLC and Excel Trust, L.P. dated December 9, 2010. (Gilroy Crossing) (14)
10.47	Purchase and Sale Agreement and Joint Escrow Instructions dated March 21, 2011 between Pacific Promenade, LLC and Excel Trust, L.P. (6)
10.48	Purchase and Sale Agreement and Joint Escrow Instructions dated October 25, 2011 between Levine Investments Limited Partnership and Excel Trust, L.P., as amended. (15)
10.49	Purchase and Sale Agreement and Joint Escrow Instructions, as amended, between Della Road Development, LLC and Excel Trust, L.P., dated October 9, 2012. (17)
10.50	Purchase and Sale Agreement and Joint Escrow Instructions, as amended, among Lake Burden/ Overstreet 1, LLC, Maguire Shoppes LLC, Maguire Shoppes II, LLC and Excel Trust, L.P., dated May 31, 2012. (17)
10.51	Purchase and Sale Agreement and Joint Escrow Instructions, as amended, among West Broad Village III, LLC, West Broad Village V, LLC and Excel Trust, L.P., dated May 31, 2012. (17)
10.52	Purchase and Sale Agreement and Joint Escrow Instructions, as amended, between Bay Hill Fountains, L.L.C. and Excel Trust, L.P., dated May 31, 2012. (17)
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	List of Subsidiaries of Excel Trust, Inc.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
101.INS†	XBRL Instance Document.
101.SCH†	XBRL Taxonomy Extension Schema Document.
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

† Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

(1) Incorporated herein by reference to Excel Trust, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-164031), filed with the Securities and Exchange Commission on December 24, 2009.

(2) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011.

(3) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2012.

(4) Incorporated herein by reference to Excel Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2010.

(5) Incorporated herein by reference to Excel Trust, Inc.'s Registration Statement on Form S-8 (File No. 333-166267) filed with the Securities and Exchange Commission on April 23, 2010.

(6) Incorporated herein by reference to Excel Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

(7) Incorporated herein by reference to Excel Trust, Inc's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2010.

(8) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2010.

(9) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2010.

(10) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2011.

(11) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2010.

(12) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2010.

(13) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2010.

(14) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2010.

(15) Incorporated herein by reference to Excel Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2012.

(16) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2012.

(17) Incorporated herein by reference to Excel Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL TRUST, INC.

/s/ GARY B. SABIN

Gary B. Sabin
Chief Executive Officer
(Principal Executive Officer)

/s/ JAMES Y. NAKAGAWA

James Y. Nakagawa
Chief Financial Officer and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

Dated: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GARY B. SABIN **Gary B. Sabin**	Chairman of the Board of Directors	February 28, 2013
/s/ SPENCER G. PLUMB **Spencer G. Plumb**	Director	February 28, 2013
/s/ MARK T. BURTON **Mark T. Burton**	Director	February 28, 2013
/s/ BRUCE G. BLAKLEY **Bruce G. Blakley**	Director	February 28, 2013
/s/ BURLAND B. EAST III **Burland B. East III**	Director	February 28, 2013
/s/ ROBERT E. PARSONS, JR. **Robert E. Parsons, Jr.**	Director	February 28, 2013
/s/ WARREN R. STALEY **Warren R. Staley**	Director	February 28, 2013



CORPORATE INFO

CORPORATE HEADQUARTERS

Excel Trust, Inc.
17140 Bernardo Center Dr., Suite 300
San Diego, CA 92128
Tel: 858-613-1800
Email: info@exceltrust.com
Website: www.exceltrust.com

EXCHANGE LISTING

New York Stock Exchange
NYSE: EXL

BOARD OF DIRECTORS

Gary B. Sabin (Chairman of the Board)
Spencer G. Plumb
Mark T. Burton
Bruce G. Blakley
Burland B. East III
Robert E. Parsons, Jr.
Warren R. Staley

EXECUTIVES & SENIOR MANAGEMENT

Gary B. Sabin – *Chairman and Chief Executive Officer*

Spencer G. Plumb – *President and Chief Operating Officer*

James Y. Nakagawa – *Chief Financial Officer and Treasurer*

Mark T. Burton – *Chief Investment Officer and Senior Vice President, Acquisitions*

S. Eric Ottesen – *Senior Vice President, General Counsel and Secretary*

William J. Stone – *Senior Vice President, Asset Management/Development*

Matthew S. Romney – *Senior Vice President, Capital Markets*

LEGAL COUNSEL

Latham & Watkins LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

ANNUAL MEETING

May 7, 2013, 10:00 a.m.
17140 Bernardo Center Dr., Suite 300
San Diego, CA 92128

TRANSFER AGENT AND REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
Mail: P.O. Box 1342, Brentwood, NY 11717
Telephone: 1-877-830-4936
E-mail: shareholder@broadridge.com
Website: www.broadridge.com

DIVIDEND REINVESTMENT PLAN

For more information and to enroll contact
Broadridge Corporate Issuer Solutions, Inc.
Mail: P.O. Box 1342, Brentwood, NY 11717
Telephone: 1-877-830-4936

FORM 10-K

Copies of the Company's Annual Report on Form 10-K are available to shareholders without charge on our website or upon written request to:

Excel Trust, Investor Relations
17140 Bernardo Center Dr., Suite 300
San Diego, CA 92128

This annual report may contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. These statements include, but are not limited to, discussions related to the Company's expectations regarding the performance of its business, its liquidity and capital resources and other non-historical statements. These forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words "believe," "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct.



SABIN
CHILDREN'S
FOUNDATION







The Sabin Children's Foundation (SCF) is a non-profit 501(c)(3) public benefit charity dedicated to relieving the distress of children around the world. Founded in 1994, SCF sponsors worthy charitable projects, which dramatically change the lives of children all over the world.

www.sabinchildrensfoundation.org



EXCEL TRUST

17140 Bernardo Center Dr. Suite #300
San Diego, California 92128
Phone: 858 613 1800
Fax: 858 487 9890
www.exceltrust.com